IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.


04006211

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

JAN 28 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for January 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109272
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)


PROCESSED
JAN 30 2004
THOMSON
FINANCIAL



NY1 5499694v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on January 28th, 2004.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

ABS New Transaction

Private 144A Placement

Computational Materials

$32,100,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-1


Countrywide

HOME LOANS

Seller and Master Servicer

The attached tables and other statistical analyses (the "Marketing Materials") are privileged and confidential and are intended for use by the addressee only. These Marketing Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any affiliate thereof makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final private offering documents. The information herein is being provided on a confidential basis to a limited number of institutional investors for informational use solely in connection with the consideration of the purchase of the related securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be distributed nor any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

An investor or potential investor in the Notes (an each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in the United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Marketing Materials that may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Marketing Materials in any particular context, or as to whether the Marketing Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Marketing Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Marketing Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Marketing Materials. Furthermore, unless otherwise provided, the Marketing Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Marketing Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Marketing Materials. The principal amount and designation of any security described in the Marketing Materials are subject to change prior to issuance.

The offering will be made in reliance upon an exemption from registration under the Securities Act of 1933, as amended, for an offer and sale of securities which does not involve a public offering. Accordingly, in making its purchase, each purchaser of the securities will be deemed to have made certain acknowledgments, representations and agreements relating to the private nature of such purchase and the transfer restrictions applicable to such securities. The final private offering documents relating to the securities discussed in this communication will not be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the final private offering documents relating to the securities discussed in this communication for definitive Marketing Materials on any matter discussed in this communication. Final private offering documents may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities, and especially securities backed by mortgages such as those in this pool, may not be appropriate for all investors. Potential investors must be willing to assume, among other things, losses, market price volatility, prepayments, yield curve and interest rate risk, and lack of liquidity from unregistered securities. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: January 26, 2004*

$32,100,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's/Fitch)[5]	Last Scheduled Distribution Date	Certificate Type
1-A	1,516,690,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
2-A	534,625,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
3-A	588,910,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
M-1	104,325,000	*Not Offered Herein*		AA+/Aa1/AA+		Floating Rate Mezzanine
M-2	88,275,000	*Not Offered Herein*		AA+/Aa2/AA		Floating Rate Mezzanine
M-3	56,175,000	*Not Offered Herein*		AA+/Aa3/AA-		Floating Rate Mezzanine
M-4	48,150,000	*Not Offered Herein*		AA/A1/A+		Floating Rate Mezzanine
M-5	48,150,000	*Not Offered Herein*		AA/A2/A+		Floating Rate Mezzanine
M-6	48,150,000	*Not Offered Herein*		A+/A3/A		Floating Rate Mezzanine
M-7	40,125,000	*Not Offered Herein*		A/Baa1/A-		Floating Rate Mezzanine
M-8	40,125,000	*Not Offered Herein*		BBB+/Baa2/BBB		Floating Rate Mezzanine
M-9	40,125,000	*Not Offered Herein*		BBB/Baa3/BBB-		Floating Rate Mezzanine
B-A	16,050,000	3.93 / 3.93	37 - 69 / 37 - 69	BB+/Ba1/BB+	Jun 2032	Floating Rate Subordinate
B-F	16,050,000	3.93 / 3.93	37 - 69 / 37 - 69	BB+/Ba1/BB+	Jun 2032	Fixed Rate Subordinate
Total:	**$32,100,000**[6]					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**,") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Non-Offered Certificates (as defined below).*

Trust: Asset-Backed Certificates, Series 2004-1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Class B Certificates are sometimes referred to herein as the "***Offered Certificates***."

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Senior Certificates, the Class M-1 through M-9 Certificates, Class C, Class P and Class A-R Certificates.

	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "*Certificates*."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Class B Private Placement:	The Offered Certificates have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Class B Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act.
Class B Restrictions on Transfer:	The Offered Certificates are being offered to, and may only be sold or transferred to, "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act. Each purchaser of the Class B Certificates will be deemed to have represented that it is a Qualified Institutional Buyer.
Registration:	The Offered Certificates will be available in book-entry form through the PORTAL System.
Statistical Pool Calculation Date:	February 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	January [28], 2004.
Expected Closing Date:	February 26, 2004.
Expected Settlement Date:	February 26, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.
Interest Accrual Period:	The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
Class B ERISA Eligibility:	The Offered Certificates are not expected to be ERISA eligible.
Class B SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The ***'Clean-up Call'***, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The "***Pass-Through Rate***" for each class of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The "***Pass-Through Rate***" for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract," "Class 3-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, frst based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a)[TBD] and (b)the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or Subordinate Certificates to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00%

Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount and Margin Yield Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin and Yield Tables (%) (1)

Class B-A (To Call)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 82.718	424	737	825	896	941
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	14.42	4.13	3.44	3.02	2.81
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-A (To Maturity)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 82.718	424	737	825	896	941
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	14.42	4.13	3.44	3.02	2.81
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-F (To Call)

Coupon 5.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 82.977	6.996	10.112	11.000	11.720	12.173
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	12.13	3.91	3.27	2.89	2.70
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-F (To Maturity)

Coupon 5.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 82.977	6.996	10.112	11.000	11.720	12.173
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	12.13	3.91	3.27	2.89	2.70
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07



Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

EXCESS SPREAD [1,2]

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Assumptions
Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	19,470			
Total Outstanding Loan Balance	$3,307,913,377			
Average Loan Balance	$169,898	$11,478	to	$998,355
WA Mortgage Rate	7.220%	2.125%	to	13.750%
Net WAC	6.711%	1.616%	to	13.241%
ARM Characteristics				
WA Gross Margin	6.015%	2.750%	to	15.250%
WA Months to First Roll	30	1	to	35
WA First Periodic Cap	1.661%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.451%	1.000%	to	3.000%
WA Lifetime Cap	14.175%	9.125%	to	20.375%
WA Lifetime Floor	7.316%	1.000%	to	13.375%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	351	101	to	359
WA LTV	79.53%	7.49%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	616			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.80%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.70%	SFR: 79.22%	FULL DOC: 68.88%	RFCO: 64.54%	OOC: 97.97%	A: 68.05%	0: 25.20%
FL: 6.90%	PUD: 11.70%	STATED: 30.67%	PURCH: 27.84%	NOO: 1.63%	A-: 11.11%	6: 0.07%
MA: 4.67%	CONDO: 4.98%	SIMPLE: 0.45%	REFI: 7.62%	2ND: 0.41%	B: 10.21%	9: 0.01%
NY: 4.54%	2-4 UNIT: 3.40%				C: 7.11%	12: 5.24%
TX: 4.14%	MANUF: 0.53%				C-: 3.09%	13: 0.06%
					D: 0.43%	21: 0.01%
						22: 0.01%
						23: 0.00%
						24: 12.39%
						Truncated...



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$651,639	4	0.02	$162,910	6.510	9.125	6.979	6.470	330.00	11.35	623	81.5
2/28 LIBOR	$471,404,591	2,763	14.25	$170,613	4.750	13.250	7.276	6.767	356.54	3.46	627	82.3
3/27 LIBOR	$1,531,037,595	9,016	46.28	$169,813	2.125	13.375	7.334	6.825	357.26	2.74	607	82.0
FIXED 10YR	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
FIXED 15YR - CC	$2,972,741	27	0.09	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$82,237,528	696	2.49	$118,157	4.500	12.000	7.200	6.691	176.82	3.11	616	69.4
FIXED 20YR	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
FIXED 30YR - CC	$35,112,435	224	1.06	$156,752	6.000	11.375	8.094	7.585	357.23	2.58	591	77.6
FIXED 30YR	$1,165,234,119	6,593	35.23	$176,738	3.000	13.750	7.017	6.508	356.88	3.02	624	76.0
FIX30/15 BAL	$11,265,899	78	0.34	$144,435	5.850	9.990	7.586	7.077	175.78	4.22	628	76.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.00	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$2,003,026,286	11,782	60.55	$170,007	2.125	13.375	7.320	6.811	357.09	2.91	612	82.1
Fixed 120	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
Fixed 180	$96,476,169	801	2.92	$120,445	4.500	12.000	7.277	6.768	176.71	3.22	616	70.2
Fixed 240	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
Fixed 360	$1,200,346,554	6,817	36.29	$176,081	3.000	13.750	7.049	6.540	356.89	3.01	623	76.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$100,123	5	0.00	$20,025	6.750	12.000	9.895	9.386	247.47	11.60	622	54.6
$25000.01 - $50000	$20,697,966	472	0.63	$43,852	5.100	13.750	8.979	8.470	321.58	3.24	595	68.5
$50000.01 - $75000	117,125,253	1,818	3.54	$64,425	4.950	12.500	8.292	7.783	339.11	3.02	605	76.6
$75000.01 - $100000	233,821,630	2,638	7.07	$88,636	5.000	11.750	7.813	7.304	345.20	2.95	603	77.9
$100000.01 - $ 150000	627,179,757	5,025	18.96	$124,812	2.125	11.625	7.593	7.084	350.41	2.98	609	80.3
$150000.01 - $ 200000	674,768,682	3,881	20.40	$173,865	3.000	12.125	7.213	6.704	352.54	2.94	612	79.4
$200000.01 - $ 250000	512,855,154	2,291	15.50	$223,856	4.550	10.625	7.035	6.526	352.32	2.99	615	79.5
$250000.01 - $ 300000	390,769,394	1,429	11.81	$273,457	4.800	12.375	6.958	6.449	353.48	2.92	622	80.4
$300000.01 - $ 350000	265,969,561	819	8.04	$324,749	4.750	10.250	6.814	6.305	354.71	2.96	630	81.0
$350000.01 - $ 400000	204,479,072	544	6.18	$375,881	4.375	10.000	6.798	6.289	353.90	2.96	630	80.1
$400000.01 - $ 450000	109,195,875	257	3.30	$424,887	4.900	10.750	6.775	6.266	355.68	2.95	636	80.7



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$450000.01 - $ 500000	$89,605,921	187	2.71	$479,176	4.550	8.750	6.600	6.091	353.14	2.98	635	77.3
$500000.01 - $ 550000	$25,774,918	49	0.78	$526,019	5.375	8.750	6.652	6.143	357.20	2.80	627	78.1
$550000.01 - $ 600000	$19,807,489	34	0.60	$582,573	5.500	9.375	6.872	6.363	357.12	2.88	621	76.1
$600000.01 - $ 650000	$3,199,610	5	0.10	$639,922	5.875	6.250	5.999	5.490	357.39	2.61	647	78.0
$650000.01 - $ 700000	$4,045,340	6	0.12	$674,223	5.875	7.875	6.487	5.978	357.17	2.83	628	69.4
$700000.01 - $ 750000	$718,528	1	0.02	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.07	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$1,658,682	2	0.05	$829,341	6.375	6.500	6.438	5.929	357.49	2.51	639	70.0
$850000.01 - $ 900000	$874,310	1	0.03	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$900000.01 - $ 950000	$937,617	1	0.03	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$1,994,148	2	0.06	$997,074	5.750	7.000	6.376	5.867	357.00	3.00	630	67.3
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$18,053,578	179	0.55	$100,858	5.875	12.375	8.209	7.700	344.52	2.98	605	85.9
AK	$1,872,712	12	0.06	$156,059	6.875	10.625	8.313	7.804	357.47	2.53	592	86.4
AZ	$53,008,977	378	1.60	$140,235	5.300	12.125	7.365	6.856	352.52	3.15	626	83.2
AR	$10,960,177	102	0.33	$107,453	5.750	12.000	8.107	7.598	349.03	2.88	606	88.1
CA	$1,213,942,408	5,402	36.70	$224,721	2.125	13.625	6.774	6.265	353.19	2.99	626	77.0
CO	$58,013,970	318	1.75	$182,434	4.500	10.875	7.170	6.661	353.57	2.86	625	83.1
CT	$39,062,596	232	1.18	$168,373	5.125	11.250	7.608	7.099	351.44	2.92	594	78.9
DE	$5,043,152	35	0.15	$144,090	5.875	9.625	7.827	7.318	350.40	2.92	590	83.4
DC	$3,970,484	18	0.12	$220,582	6.250	9.500	7.452	6.943	356.71	3.29	588	74.8
FL	$228,383,591	1,613	6.90	$141,589	4.750	11.875	7.468	6.959	350.93	2.81	611	82.4
GA	$70,734,655	501	2.14	$141,187	5.625	11.750	8.049	7.540	352.23	2.83	604	84.1
HI	$42,123,208	172	1.27	$244,902	3.000	9.875	6.833	6.324	352.28	3.32	636	79.3
ID	$11,777,307	99	0.36	$118,963	5.125	11.250	7.607	7.098	352.29	2.73	610	81.1
IL	$87,379,657	547	2.64	$159,743	5.125	10.875	7.523	7.014	351.46	2.94	611	80.6
IN	$26,574,965	273	0.80	$97,344	5.300	13.375	7.840	7.331	346.31	3.10	615	84.8
IA	$5,151,932	58	0.16	$88,826	5.350	11.750	8.126	7.617	353.65	2.92	616	87.1
KS	$13,492,879	108	0.41	$124,934	6.000	12.000	7.933	7.424	348.41	3.24	627	86.8
KY	$18,774,876	172	0.57	$109,156	5.740	12.000	7.878	7.369	349.69	2.93	607	85.3
LA	$27,655,441	246	0.84	$112,420	5.000	11.875	7.676	7.167	338.47	2.84	613	82.5
ME	$9,807,397	76	0.30	$129,045	5.625	10.875	7.525	7.016	354.19	2.75	609	79.6
MD	$56,480,252	323	1.71	$174,861	5.125	11.250	7.448	6.939	351.03	2.98	605	81.0
MA	$154,480,350	726	4.67	$212,783	5.000	11.000	6.908	6.399	353.69	2.85	599	74.7
MI	$105,571,954	845	3.19	$124,937	5.100	11.900	7.711	7.202	350.54	3.12	612	82.0
MN	$43,264,345	255	1.31	$169,664	5.500	11.500	7.581	7.072	354.60	3.08	619	83.5
MS	$11,069,760	104	0.33	$106,440	6.250	11.500	7.917	7.408	337.78	2.81	608	84.3



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MO	$53,980,064	464	1.63	$116,336	5.400	11.575	7.871	7.362	351.01	2.95	616	83.6
MT	$3,645,951	28	0.11	$130,213	6.000	10.250	7.293	6.784	353.52	2.86	594	78.1
NE	$2,722,652	31	0.08	$87,827	6.000	11.375	8.040	7.531	347.72	2.83	614	83.2
NV	$54,031,913	325	1.63	$166,252	5.250	10.500	7.257	6.748	353.74	2.91	624	84.7
NH	$32,721,042	191	0.99	$171,314	5.375	10.875	7.163	6.654	353.14	2.86	612	79.7
NJ	$96,917,377	497	2.93	$195,005	4.500	11.500	7.459	6.950	347.05	2.84	596	75.6
NM	$7,988,648	57	0.24	$140,152	6.350	10.375	7.695	7.186	351.52	2.92	618	82.9
NY	$150,143,660	665	4.54	$225,780	5.000	12.500	7.166	6.657	349.37	2.86	605	72.7
NC	$29,672,191	242	0.90	$122,612	5.750	12.500	7.886	7.377	350.40	2.85	607	85.2
ND	$395,470	5	0.01	$79,094	6.875	10.875	8.550	8.041	357.80	2.20	574	80.0
OH	$37,479,773	357	1.13	$104,985	5.300	13.750	7.906	7.397	349.66	2.92	608	85.0
OK	$17,722,900	169	0.54	$104,869	5.300	11.625	7.775	7.266	348.11	3.05	625	85.3
OR	$42,746,558	284	1.29	$150,516	4.750	9.375	7.003	6.494	354.32	3.00	630	80.9
PA	$47,427,164	363	1.43	$130,653	5.490	11.375	7.580	7.071	346.77	2.95	600	80.6
RI	$11,116,652	72	0.34	$154,398	6.000	11.000	7.663	7.154	352.51	2.76	595	76.6
SC	$14,262,307	128	0.43	$111,424	6.500	12.375	7.952	7.443	343.14	3.00	600	83.5
SD	$1,185,016	12	0.04	$98,751	6.875	9.750	7.913	7.404	328.07	2.82	641	85.0
TN	$42,529,855	353	1.29	$120,481	5.150	10.990	7.869	7.360	348.10	2.92	618	87.1
TX	$137,043,920	1,151	4.14	$119,065	5.500	11.875	7.821	7.312	346.49	2.98	610	83.5
UT	$26,031,248	181	0.79	$143,819	5.375	10.000	7.226	6.717	353.10	2.98	637	84.2
VT	$1,609,956	12	0.05	$134,163	7.000	9.250	7.930	7.421	357.12	2.88	587	82.2
VA	$70,668,007	409	2.14	$172,782	5.375	11.750	7.398	6.889	346.62	3.02	601	80.5
WA	$86,242,435	488	2.61	$176,726	4.550	11.375	6.986	6.477	354.11	3.13	632	82.5
WV	$3,549,580	34	0.11	$104,399	6.200	11.250	7.927	7.418	351.25	2.98	609	82.3
WI	$16,848,565	134	0.51	$125,736	5.480	11.625	8.087	7.578	350.93	3.07	604	82.7
WY	$2,579,851	24	0.08	$107,494	6.000	13.250	8.042	7.533	350.04	2.83	594	83.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$111,481,311	845	3.37	$131,931	3.000	11.625	6.907	6.398	336.97	3.04	614	41.1
50.01-55.00	$55,447,212	339	1.68	$163,561	4.990	11.600	6.822	6.313	346.68	2.92	603	52.6
55.01-60.00	$98,707,144	596	2.98	$165,616	4.550	12.750	6.917	6.408	342.99	2.99	600	58.0
60.01-65.00	$155,292,896	918	4.69	$169,164	4.500	13.625	7.071	6.562	344.06	2.93	594	63.0
65.01-70.00	$272,526,334	1,620	8.24	$168,226	4.990	12.625	7.101	6.592	350.67	2.95	591	68.6
70.01-75.00	$337,315,820	2,027	10.20	$166,411	2.125	12.000	7.158	6.649	349.40	2.95	595	73.8
75.01-80.00	$942,371,472	5,515	28.49	$170,874	4.375	12.000	6.941	6.432	352.90	2.98	628	79.5
80.01-85.00	$368,674,775	2,067	11.15	$178,362	4.450	12.250	7.166	6.657	352.20	2.95	611	84.1
85.01-90.00	$479,806,425	2,582	14.50	$185,827	5.500	12.000	7.403	6.894	353.25	2.95	625	89.4
90.01-95.00	$158,684,589	881	4.80	$180,119	5.375	12.125	7.713	7.204	355.16	2.92	626	94.4



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
95.01-100.00	$327,605,398	2,080	9.90	$157,503	4.750	13.750	8.075	7.566	356.45	2.92	633	99.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.00	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.501 - 3.000	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.001 - 4.500	$1,024,336	4	0.03	$256,084	4.375	4.500	4.436	3.927	328.20	4.46	710	69.6
4.501 - 5.000	$9,842,868	43	0.30	$228,904	4.550	5.000	4.897	4.388	346.53	4.01	713	65.5
5.001 - 5.500	$66,800,633	271	2.02	$246,497	5.050	5.500	5.386	4.877	352.75	3.57	692	71.0
5.501 - 6.000	$254,309,600	1,069	7.69	$237,895	5.550	6.000	5.864	5.355	352.04	3.18	658	74.6
6.001 - 6.500	$576,064,347	2,631	17.41	$218,953	6.050	6.500	6.363	5.854	352.64	2.90	635	76.5
6.501 - 7.000	$821,955,579	4,317	24.85	$190,400	6.510	7.000	6.828	6.319	350.80	2.89	617	78.2
7.001 - 7.500	$521,474,963	3,166	15.76	$164,711	7.020	7.500	7.333	6.824	351.35	2.95	608	79.9
7.501 - 8.000	$464,520,971	3,134	14.04	$148,220	7.525	8.000	7.819	7.310	350.84	2.92	600	82.3
8.001 - 8.500	$251,692,522	1,844	7.61	$136,493	8.020	8.500	8.334	7.825	351.93	2.90	595	84.0
8.501 - 9.000	$182,387,835	1,438	5.51	$126,834	8.520	9.000	8.792	8.283	351.34	2.91	591	86.1
9.001 - 9.500	$69,822,810	621	2.11	$112,436	9.030	9.500	9.310	8.801	350.57	3.23	582	86.2
9.501 - 10.000	$50,471,975	484	1.53	$104,281	9.525	10.000	9.811	9.302	351.48	2.89	578	86.6
10.001 - 10.500	$18,809,322	203	0.57	$92,657	10.025	10.500	10.326	9.817	350.49	3.06	580	84.4
10.501 - 11.000	$11,505,942	138	0.35	$83,376	10.550	11.000	10.792	10.283	351.19	3.14	577	85.8
11.001 - 11.500	$3,810,537	52	0.12	$73,280	11.050	11.500	11.293	10.784	340.12	2.89	574	84.3
11.501 - 12.000	$1,977,315	37	0.06	$53,441	11.575	12.000	11.800	11.291	352.10	2.96	563	80.9
12.001 - 12.500	$852,773	10	0.03	$85,277	12.125	12.500	12.306	11.797	356.55	3.45	571	84.2
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
13.001 - 13.500	$95,278	2	0.00	$47,639	13.250	13.375	13.313	12.804	357.00	3.00	552	82.6
13.501 - 14.000	$73,256	2	0.00	$36,628	13.625	13.750	13.675	13.166	357.00	3.00	591	77.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$2,620,663,391	15,681	79.22	$167,123	2.125	13.750	7.228	6.719	351.02	2.97	615	79.4
PUD	$387,041,337	1,990	11.70	$194,493	4.375	11.500	7.196	6.687	353.35	2.92	620	83.1
CONDO	$164,804,299	1,009	4.98	$163,334	4.875	13.625	7.148	6.639	354.40	2.91	626	80.8
2-4 UNITS	$112,368,923	556	3.40	$202,102	5.050	11.900	7.101	6.592	351.41	2.91	617	70.7
MANUF	$17,664,743	197	0.53	$89,669	5.875	12.125	7.914	7.405	344.37	2.61	612	73.6

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
HI CONDO	$5,370,684	37	0.16	$145,154	5.875	9.990	7.261	6.752	350.75	2.98	612	71.4
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$2,134,968,691	12,436	64.54	$171,676	2.125	13.625	7.177	6.668	349.87	2.89	605	76.4
PURCH	$920,877,380	5,464	27.84	$168,535	4.375	13.750	7.349	6.840	356.00	3.05	642	86.9
REFI	$252,067,306	1,570	7.62	$160,552	4.450	12.375	7.114	6.605	348.08	3.17	621	79.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$3,240,702,444	18,945	97.97	$171,058	2.125	13.750	7.215	6.706	351.57	2.96	616	79.7
NOO	$53,756,365	435	1.63	$123,578	5.050	13.625	7.489	6.980	345.76	3.09	634	70.1
2ND HM	$13,454,567	90	0.41	$149,495	5.500	13.250	7.286	6.777	342.63	2.91	623	69.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$678,325	12	0.02	$56,527	7.090	12.000	8.899	8.390	113.54	15.42	599	68.6
121 - 180	$96,439,556	799	2.92	$120,700	4.500	11.875	7.276	6.767	176.74	3.19	616	70.2
181 - 300	$7,641,669	61	0.23	$125,273	4.990	10.550	7.210	6.701	237.19	6.15	630	74.1
301 - 360	$3,203,153,828	18,598	96.83	$172,231	2.125	13.750	7.218	6.709	357.02	2.94	616	79.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$2,278,503,898	13,964	68.88	$163,170	2.125	13.750	7.261	6.752	351.49	2.96	608	80.5
STATED	$1,014,548,141	5,419	30.67	$187,221	5.000	12.125	7.129	6.620	351.35	2.96	635	77.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SIMPLE	$14,861,338	87	0.45	$170,820	4.900	10.250	7.050	6.541	349.87	3.15	623	70.5
	$3,307,913,377	19,470	100.00	$169,898	2.125	13.750	7.220	6.711	351.44	2.96	616	79.5

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$4,093,145	22	0.12	$186,052	4.990	7.500	5.974	5.465	346.39	3.56	805	69.0
781 - 800	$15,097,926	70	0.46	$215,685	4.500	8.000	5.920	5.411	353.21	3.85	790	69.1
761 - 780	$30,226,849	141	0.91	$214,375	3.000	8.750	6.114	5.605	349.91	3.82	770	73.0
741 - 760	$46,296,351	231	1.40	$200,417	4.450	9.500	6.351	5.842	345.42	3.52	750	78.2
721 - 740	$51,551,168	278	1.56	$185,436	4.625	10.875	6.585	6.076	353.58	3.28	730	79.8
701 - 720	$91,416,667	483	2.76	$189,268	4.990	9.990	6.604	6.095	350.71	3.24	710	81.1
681 - 700	$156,466,682	844	4.73	$185,387	4.800	11.125	6.673	6.164	350.96	3.16	690	81.1
661 - 680	$264,909,919	1,464	8.01	$180,949	4.850	11.500	6.823	6.314	352.25	3.06	670	82.2
641 - 660	$390,332,834	2,151	11.80	$181,466	4.990	12.125	6.954	6.445	350.53	2.99	650	81.9
621 - 640	$441,277,058	2,479	13.34	$178,006	4.375	12.500	7.113	6.604	351.44	2.97	630	82.4
601 - 620	$460,631,750	2,676	13.93	$172,134	5.250	13.375	7.327	6.818	352.37	2.93	610	82.1
581 - 600	$481,023,361	2,863	14.54	$168,014	4.750	13.750	7.496	6.987	352.01	2.87	591	81.8
561 - 580	$337,006,851	2,119	10.19	$159,041	5.375	12.125	7.439	6.930	351.21	2.84	570	77.0
541 - 560	$261,702,948	1,712	7.91	$152,864	2.125	12.000	7.544	7.035	351.75	2.81	551	73.3
521 - 540	$173,876,820	1,234	5.26	$140,905	5.875	12.250	7.818	7.309	349.83	2.75	531	70.7
501 - 520	$93,763,506	646	2.83	$145,145	5.750	13.250	8.049	7.540	352.49	2.78	511	68.9
500 or Less	$6,517,374	42	0.20	$155,176	6.250	11.370	8.103	7.594	349.00	3.13	496	68.5
NOT SCORED	$1,722,169	15	0.05	$114,811	5.750	10.375	7.665	7.156	341.55	2.78	N/A	65.0
	$3,307,913,377	19,470	100.00	$169,898	2.125	13.750	7.220	6.711	351.44	2.96	616	79.5

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$2,250,927,637	12,587	68.05	$178,830	3.000	13.750	7.076	6.567	351.90	3.01	641	82.3
A-	$367,626,310	2,238	11.11	$164,266	4.990	11.875	7.324	6.815	349.90	2.86	581	77.3
B	$337,642,513	2,211	10.21	$152,710	2.125	12.000	7.441	6.932	350.92	2.90	572	74.3
C	$235,301,553	1,620	7.11	$145,248	5.625	12.000	7.687	7.178	349.49	2.79	548	69.8
C-	$102,206,170	719	3.09	$142,150	6.000	13.250	8.058	7.549	352.54	2.83	526	67.9
D	$14,209,193	95	0.43	$149,570	6.250	11.625	8.377	7.868	354.21	2.50	545	61.7
	$3,307,913,377	19,470	100.00	$169,898	2.125	13.750	7.220	6.711	351.44	2.96	616	79.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$833,465,037	5,084	25.20	$163,939	3.000	13.625	7.501	6.992	351.00	2.80	604	78.8
6	$2,395,241	15	0.07	$159,683	6.000	10.250	7.180	6.671	354.74	5.26	639	84.0
9	$308,118	2	0.01	$154,059	7.200	8.350	7.864	7.355	356.00	4.00	661	78.6
12	$173,279,007	802	5.24	$216,059	5.000	10.890	7.101	6.592	351.46	3.17	621	75.8
13	$1,828,690	11	0.06	$166,245	6.125	8.500	7.151	6.642	356.46	3.54	648	74.3
21	$334,123	2	0.01	$167,062	7.375	9.375	7.932	7.423	355.84	4.16	555	81.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
23	$93,690	1	0.00	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$409,721,259	2,196	12.39	$186,576	2.125	13.250	7.119	6.610	355.46	3.27	628	81.5
26	$305,224	1	0.01	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
30	$788,394	4	0.02	$197,099	7.150	7.850	7.486	6.977	356.00	4.00	583	84.3
33	$797,685	4	0.02	$199,421	6.375	9.125	7.568	7.059	355.83	4.17	644	90.3
35	$196,264	1	0.01	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$1,316,260,254	7,947	39.79	$165,630	4.375	13.375	7.173	6.664	353.08	3.01	620	81.4
42	$50,920	1	0.00	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.00	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.00	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8
60	$567,737,726	3,396	17.16	$167,178	5.000	13.750	7.025	6.516	345.33	2.77	616	75.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months to Roll (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$799,022	6	0.04	$133,170	6.510	10.250	7.290	6.781	330.37	14.41	615	81.8
7 - 12	12	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
13 - 18	18	$16,480,265	112	0.82	$147,145	4.875	12.375	7.434	6.925	353.56	6.44	626	83.0
19 - 24	21	$454,539,049	2,647	22.69	$171,719	4.750	13.250	7.270	6.761	356.66	3.34	627	82.3
25 - 31	30	$21,927,186	130	1.09	$168,671	4.550	11.500	7.001	6.492	354.49	5.51	631	80.4
32 - 37	33	$1,509,061,404	8,885	75.34	$169,844	2.125	13.375	7.338	6.829	357.30	2.70	607	82.0
	30	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$446,551	3	0.01	$148,850	5.375	7.500	6.386	5.877	354.47	5.53	625	85.4
3.001 - 4.000	$4,837,792	24	0.15	$201,575	4.375	6.775	5.392	4.883	356.11	3.89	694	76.0
4.001 - 5.000	$72,620,903	314	2.20	$231,277	4.550	8.750	5.887	5.378	356.66	3.34	655	78.1
5.001 - 6.000	$1,170,039,015	6,679	35.37	$175,182	4.750	12.500	7.157	6.648	357.33	2.67	616	81.0
6.001 - 7.000	$395,668,716	2,294	11.96	$172,480	5.250	12.750	7.318	6.809	356.74	3.23	610	82.6
7.001 - 8.000	$266,847,018	1,730	8.07	$154,247	2.125	13.375	7.932	7.423	356.80	3.20	595	85.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 9.000	$74,482,137	570	2.25	$130,670	6.250	11.125	8.652	8.143	356.56	3.44	588	87.3
9.001 - 10.000	$14,904,463	131	0.45	$113,775	7.625	11.000	9.489	8.980	356.58	3.42	576	85.9
10.001 - 11.000	$2,703,222	31	0.08	$87,201	9.410	11.950	10.467	9.958	356.29	3.71	570	87.1
11.001 - 12.000	$352,566	5	0.01	$70,513	10.490	11.250	10.731	10.222	356.66	3.34	614	80.5
13.001 - 14.000	$47,408	1	0.00	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
15.001 - 15.500	$144,035	1	0.00	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$1,304,819,551	7,687	39.45	$169,744	3.000	13.750	7.067	6.558	342.78	3.03	623	75.6
3.642	**$3,307,913,377**	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Maximum Rates (Excludes 7,687 Fixed Rate Mortgages)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$451,258	2	0.02	$225,629	2.125	5.000	4.055	3.546	357.00	3.00	601	78.4
10.001 - 10.500	$1,828,124	8	0.09	$228,515	5.125	5.500	5.390	4.881	356.37	3.63	656	79.8
10.501 - 11.000	$5,424,656	27	0.27	$200,913	4.750	6.000	5.649	5.140	356.64	3.36	696	76.8
11.001 - 11.500	$11,341,490	52	0.57	$218,106	4.375	9.800	5.790	5.281	356.42	3.58	676	76.5
11.501 - 12.000	$25,728,204	122	1.28	$210,887	4.550	7.000	5.915	5.406	356.42	3.58	657	76.3
12.001 - 12.500	$66,438,984	305	3.32	$217,833	5.050	7.500	6.025	5.516	356.64	3.36	652	78.4
12.501 - 13.000	$173,184,591	789	8.65	$219,499	5.550	8.000	6.200	5.691	356.86	3.14	642	79.1
13.001 - 13.500	$322,150,775	1,547	16.08	$208,242	6.050	8.500	6.469	5.960	357.15	2.85	626	79.0
13.501 - 14.000	$417,136,710	2,272	20.82	$183,599	6.525	9.000	6.917	6.408	357.15	2.85	612	80.4
14.001 - 14.500	$314,405,898	1,857	15.70	$169,309	6.075	9.375	7.394	6.885	357.11	2.89	606	82.4
14.501 - 15.000	$280,602,898	1,829	14.01	$153,419	6.000	9.000	7.882	7.373	357.15	2.85	599	84.4
15.001 - 15.500	$160,600,447	1,112	8.02	$144,425	7.125	9.500	8.369	7.860	357.20	2.80	596	86.2
15.501 - 16.000	$119,111,462	900	5.95	$132,346	8.000	10.000	8.827	8.318	357.21	2.79	590	87.8
16.001 - 16.500	$45,215,815	392	2.26	$115,346	7.750	10.500	9.338	8.829	356.77	2.96	580	87.9
16.501 - 17.000	$36,435,793	320	1.82	$113,862	9.550	11.000	9.852	9.343	357.17	2.83	576	88.1
17.000 - 17.500	$12,575,757	123	0.63	$102,242	10.050	11.100	10.323	9.814	357.09	2.91	582	85.9
17.501 - 18.000	$6,421,874	73	0.32	$87,971	10.550	12.000	10.817	10.308	356.96	3.04	585	88.1
18.001 - 18.500	$2,001,610	23	0.10	$87,027	11.050	12.375	11.446	10.937	356.83	3.17	572	86.3
18.501 - 19.000	$1,174,887	19	0.06	$61,836	11.575	12.000	11.758	11.249	357.58	2.42	560	81.6
19.001 - 19.500	$447,391	6	0.02	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
20.001+	$328,406	3	0.02	$109,469	6.625	13.375	8.565	8.056	357.00	3.00	598	84.3
14.175	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Next Interest Adjustment Date (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$342,281	2	0.02	$171,141	6.510	9.125	7.026	6.517	305.27	19.21	605	78.0
04/04	$147,383	2	0.01	$73,692	7.875	10.250	8.665	8.156	332.01	27.99	580	83.1
05/04	$200,278	1	0.01	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
02/05	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
03/05	$378,267	2	0.02	$189,134	7.875	10.625	9.471	8.962	349.00	11.00	630	85.4
04/05	$127,179	1	0.01	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.01	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$841,778	8	0.04	$105,222	7.500	11.000	9.176	8.667	352.11	7.89	577	84.2
07/05	$3,017,341	19	0.15	$158,807	5.500	9.240	7.200	6.691	353.00	7.00	638	81.7
08/05	$12,554,578	85	0.63	$147,701	4.875	12.375	7.327	6.818	354.05	5.95	625	83.1
09/05	$45,567,033	312	2.27	$146,048	4.750	11.070	7.297	6.788	355.03	4.97	635	83.4
10/05	$144,443,657	837	7.21	$172,573	4.800	13.250	7.185	6.676	356.03	3.97	635	82.1
11/05	$193,669,160	1,113	9.67	$174,006	4.750	12.000	7.284	6.775	357.02	2.98	625	82.4
12/05	$70,285,672	380	3.51	$184,962	4.750	11.375	7.381	6.872	358.00	2.00	613	81.6
02/06	$111,616	1	0.01	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
03/06	$342,372	3	0.02	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
04/06	$96,223	1	0.00	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$100,947	2	0.01	$50,474	8.000	9.000	8.340	7.831	352.00	8.00	590	72.3
06/06	$179,835	1	0.01	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$849,283	6	0.04	$141,547	5.500	11.500	6.749	6.240	353.00	7.00	611	76.6
08/06	$5,445,277	33	0.27	$165,008	5.750	9.875	7.226	6.717	354.00	6.00	622	83.3
09/06	$16,368,400	95	0.82	$172,299	4.550	10.420	7.036	6.527	355.10	4.90	633	80.1
10/06	$169,968,257	1,004	8.49	$169,291	4.500	11.100	7.361	6.852	356.08	3.92	616	82.3
11/06	$735,835,008	4,334	36.73	$169,782	2.125	13.375	7.336	6.827	357.01	2.99	608	82.2
12/06	$599,580,635	3,520	29.93	$170,335	4.875	12.500	7.331	6.822	358.00	2.00	604	81.7
01/07	$2,110,736	15	0.11	$140,716	6.000	11.500	7.827	7.318	359.00	1.00	603	90.7
	$2,003,093,826	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

ABS New Transaction

Computational Materials

$3,153,825,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-1


Countrywide

HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: January 26, 2004*

$3,153,825,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's/Fitch)[5]	Last Scheduled Distribution Date	Certificate Type
1-A	$1,516,690,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
2-A	$534,625,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
3-A	$588,910,000	2.43 / 2.64	1-82 / 1-191	AAA/Aaa/AAA	Apr 2034	Floating Rate Senior
M-1	$104,325,000	4.77 / 5.31	42 - 82 / 42 - 157	AA+/Aa1/AA+	Mar 2034	Floating Rate Mezzanine
M-2	$88,275,000	4.71 / 5.22	41 - 82 / 41 - 149	AA+/Aa2/AA	Mar 2034	Floating Rate Mezzanine
M-3	$56,175,000	4.68 / 5.16	40 - 82 / 40 - 141	AA+/Aa3/AA-	Feb 2034	Floating Rate Mezzanine
M-4	$48,150,000	4.66 / 5.12	39 - 82 / 39 - 135	AA/A1/A+	Jan 2034	Floating Rate Mezzanine
M-5	$48,150,000	4.64 / 5.07	39 - 82 / 39 - 128	AA/A2/A+	Jan 2034	Floating Rate Mezzanine
M-6	$48,150,000	4.62 / 5.00	38 - 82 / 38 - 121	A+/A3/A	Dec 2033	Floating Rate Mezzanine
M-7	$40,125,000	4.62 / 4.92	38 - 82 / 38 - 112	A/Baa1/A-	Oct 2033	Floating Rate Mezzanine
M-8	$40,125,000	4.60 / 4.80	37 - 82 / 37 - 102	BBB+/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
M-9	$40,125,000	4.52 / 4.55	37 - 82 / 37 - 89	BBB/Baa3/BBB-	Apr 2033	Floating Rate Mezzanine
B-A	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Floating Rate Subordinate
B-F	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Fixed Rate Subordinate
Total:	**$3,153,825,000**[6]					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates,**" which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Class B Certificates.*

Trust:	Asset-Backed Certificates, Series 2004-1.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 1-A Certificates and Class 2-A Certificates, which are not being offered herein) and the Subordinate Certificates (other than the Class B Certificates) are together

referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class B, Class C, Class P and Class A-R Certificates.

The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: February 1, 2004.

Cut-off Date: As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.

Expected Pricing Date: January [28], 2004.

Expected Closing Date: February 26, 2004.

Expected Settlement Date: February 26, 2004.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.

Accrued Interest: The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.

Interest Accrual Period: The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).

ERISA Eligibility: The Senior Certificates and the Subordinate Certificates (other than the Class B Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.

Optional Termination: The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The ***"Pass-Through Rate"*** for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract,***" "***Class 3-A Corridor Contract,***" and "***Subordinate Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a)[TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;

2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;

4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;

5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and

6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates and the Class B Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 3-A (To Call)

Margin 0.290%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	29	29	29	29	29
WAL (yr)	18.00	3.06	2.43	1.95	1.45
MDUR (yr)	15.68	2.98	2.38	1.92	1.44
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class 2-A (To Maturity)

Margin 0.290%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	29	31	31	31	30
WAL (yr)	18.05	3.31	2.64	2.12	1.50
MDUR (yr)	15.72	3.20	2.57	2.08	1.48
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Oct33	Aug23	Jan20	Jun17	Jul14

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	25.83	5.68	4.77	4.54	4.33
MDUR (yr)	21.23	5.43	4.61	4.41	4.21
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jun08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	56
WAL (yr)	25.97	6.33	5.31	4.98	5.86
MDUR (yr)	21.32	5.98	5.08	4.80	5.62
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jan09
Last Prin Pay	Sep33	Apr20	Mar17	Nov14	Jul12

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.550%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	55	55	55	55	55
WAL (yr)	25.83	5.68	4.71	4.33	4.33
MDUR (yr)	21.09	5.42	4.55	4.20	4.20
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-2 (To Maturity)

Margin	0.550%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	55	57	57	57	58
WAL (yr)	25.97	6.30	5.22	4.75	4.86
MDUR (yr)	21.18	5.94	4.99	4.58	4.69
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Sep33	Jun19	Jul16	May14	Feb12

Class M-3 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.83	5.68	4.68	4.21	4.15
MDUR (yr)	20.96	5.41	4.51	4.08	4.03
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-3 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	63	62	62
WAL (yr)	25.97	6.27	5.16	4.61	4.46
MDUR (yr)	21.04	5.91	4.93	4.44	4.31
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Aug33	Sep18	Nov15	Oct13	Aug11

Class M-4 (To Call)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	25.83	5.67	4.66	4.15	3.96
MDUR (yr)	20.31	5.35	4.45	4.00	3.82
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-4 (To Maturity)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	88	88	88	88
WAL (yr)	25.97	6.23	5.12	4.53	4.25
MDUR (yr)	20.39	5.81	4.85	4.33	4.09
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul33	Feb18	May15	May13	Apr11

Class M-5 (To Call)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	25.83	5.67	4.64	4.10	3.82
MDUR (yr)	20.06	5.33	4.42	3.94	3.69
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-5 (To Maturity)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	98	99	98	98
WAL (yr)	25.96	6.19	5.07	4.44	4.09
MDUR (yr)	20.13	5.76	4.79	4.24	3.93
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul33	Jun17	Oct14	Nov12	Dec10

Class M-6 (To Call)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.83	5.67	4.62	4.05	3.71
MDUR (yr)	19.69	5.30	4.39	3.88	3.57
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-6 (To Maturity)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	114	114	114	113
WAL (yr)	25.95	6.13	5.00	4.36	3.95
MDUR (yr)	19.76	5.68	4.71	4.15	3.79
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jun33	Sep16	Mar14	May12	Jul10

Class M-7 (To Call)

Margin	1.450%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	25.83	5.67	4.62	4.02	3.62
MDUR (yr)	18.87	5.24	4.34	3.81	3.46
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-7 (To Maturity)

Margin	1.450%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	149	149	149	148
WAL (yr)	25.94	6.04	4.92	4.26	3.81
MDUR (yr)	18.92	5.53	4.59	4.02	3.63
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Apr33	Oct15	Jun13	Sep11	Jan10

Class M-8 (To Call)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.83	5.67	4.60	3.99	3.56
MDUR (yr)	18.31	5.19	4.29	3.76	3.38
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-8 (To Maturity)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	173	173	173	173
WAL (yr)	25.91	5.90	4.80	4.14	3.67
MDUR (yr)	18.34	5.37	4.45	3.89	3.49
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Feb33	Oct14	Aug12	Jan11	Jul09

Class M-9 (To Call)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	275	275	275	275
WAL (yr)	25.80	5.58	4.52	3.91	3.45
MDUR (yr)	16.18	4.94	4.10	3.60	3.21
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-9 (To Maturity)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	276	276	276	275
WAL (yr)	25.81	5.61	4.55	3.92	3.47
MDUR (yr)	16.19	4.96	4.12	3.61	3.23
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Oct32	Jun13	Jul11	Feb10	Oct08



Yield Maintenance Agreement Schedule and Strike Rates for Class 3-A

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	588,910,000	7.08136	9.25000	46	125,084,850	9.27784	9.50000
2	581,494,113	6.39644	9.25000	47	121,489,294	8.95927	9.50000
3	572,741,790	6.60967	9.25000	48	118,002,209	8.93937	9.50000
4	562,670,163	6.39674	9.25000	49	114,620,163	9.50000	9.50000
5	551,304,465	6.60999	9.25000	50	111,339,843	8.89961	9.50000
6	538,685,828	6.39680	9.25000	51	108,158,044	9.18406	9.50000
7	524,857,209	6.39683	9.25000	52	105,071,737	9.23564	9.50000
8	510,156,314	6.61037	9.25000	53	102,081,012	9.50000	9.50000
9	494,848,258	6.39692	9.25000	54	99,179,604	9.19148	9.50000
10	479,367,810	6.60918	9.25000	55	96,364,707	9.16900	9.50000
11	464,271,258	6.39540	9.25000	56	93,633,617	9.45143	10.00000
12	449,550,493	6.39503	9.25000	57	90,983,717	9.12762	10.00000
13	435,196,157	7.07980	9.25000	58	88,412,497	9.59531	10.00000
14	421,199,102	6.39463	9.25000	59	85,918,614	9.26264	10.00000
15	407,550,436	6.60740	9.25000	60	83,498,498	9.23898	10.00000
16	394,241,441	6.39415	9.25000	61	81,149,853	10.00000	10.00000
17	381,263,657	6.60690	9.25000	62	78,870,465	9.19179	10.00000
18	368,608,804	6.39340	9.25000	63	76,658,187	9.47387	10.00000
19	356,268,825	6.39302	9.25000	64	74,510,946	9.14479	10.00000
20	344,224,300	6.60880	9.25000	65	72,426,733	9.42541	10.00000
21	330,521,553	6.89011	9.25000	66	70,403,603	9.09800	10.00000
22	314,608,296	7.14714	9.25000	67	68,439,677	9.07470	10.00000
23	299,286,698	6.91087	9.25000	68	66,533,133	9.35316	10.50000
24	284,546,120	6.90512	9.25000	69	64,682,210	9.02826	10.50000
25	271,648,518	7.64364	9.25000	70	62,885,201	9.30531	10.50000
26	260,947,855	6.90344	9.25000	71	61,140,456	8.98209	10.50000
27	250,543,200	7.45842	9.25000	72	59,446,376	8.95910	10.50000
28	240,435,130	7.23520	9.25000	73	57,801,415	9.89363	10.50000
29	230,602,306	7.47321	9.25000	74	56,204,075	8.91334	10.50000
30	221,036,257	7.22881	9.25000	75	54,652,906	9.18692	10.50000
31	211,729,623	7.22548	9.25000	76	53,146,504	8.86787	10.50000
32	202,648,870	7.46431	9.25000	77	51,683,511	9.14009	10.50000
33	189,355,778	7.50011	9.25000	78	50,262,610	8.82272	10.50000
34	170,760,527	8.29860	9.25000	79	48,882,527	8.80026	10.50000
35	153,565,130	7.98003	9.25000	80	47,542,029	9.07048	10.50000
36	137,662,226	7.92783	9.25000	81	46,239,921	8.75560	10.50000
37	125,723,312	8.75613	9.25000	82	44,975,047	9.02451	10.50000
38	125,723,312	7.89839	9.25000				
39	125,723,312	8.43971	9.25000				
40	125,723,312	8.57282	9.25000				
41	125,723,312	8.84290	9.25000				
42	125,723,312	8.54127	9.25000				
43	125,723,312	8.52489	9.25000				
44	125,723,312	8.79256	9.50000				
45	125,723,312	8.60680	9.50000				

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.081	9.250
2	6.396	9.250
3	6.609	9.250
4	6.396	9.250
5	6.609	9.250
6	6.396	9.250
7	6.396	9.250
8	6.609	9.250
9	6.396	9.250
10	6.608	9.250
11	6.394	9.250
12	6.394	9.250
13	7.079	9.250
14	6.393	9.250
15	6.606	9.250
16	6.392	9.250
17	6.605	9.250
18	6.392	9.250
19	6.391	9.250
20	6.604	9.250
21	6.390	9.250
22	6.602	9.250
23	6.387	9.250
24	6.385	9.250
25	7.068	9.250
26	6.383	9.250
27	6.595	9.250
28	6.382	9.250
29	6.594	9.250
30	6.381	9.250
31	6.380	9.250
32	6.592	9.250
33	6.381	9.250
34	6.611	9.250
35	6.392	9.250
36	6.386	9.250
37	7.063	9.250
38	6.379	9.250
39	6.590	9.250
40	6.376	9.250
41	6.587	9.250
42	6.373	9.250
43	6.372	9.250
44	6.583	9.500
45	6.369	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.579	9.500
47	6.365	9.500
48	6.363	9.500
49	6.801	9.535
50	6.361	9.500
51	6.571	9.500
52	6.358	9.500
53	6.568	9.521
54	6.355	9.500
55	6.354	9.500
56	6.564	10.000
57	6.351	10.000
58	6.561	10.000
59	6.348	10.000
60	6.347	10.000
61	7.025	10.203
62	6.344	10.000
63	6.554	10.000
64	6.342	10.000
65	6.551	10.000
66	6.339	10.000
67	6.337	10.000
68	6.547	10.500
69	6.335	10.500
70	6.545	10.500
71	6.332	10.500
72	6.331	10.500
73	7.008	10.500
74	6.328	10.500
75	6.538	10.500
76	6.326	10.500
77	6.535	10.500
78	6.323	10.500
79	6.322	10.500
80	6.531	10.500
81	6.319	10.500
82	6.528	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

EXCESS SPREAD (1,2)

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR



Group 3 (Aggregate ARM and Fixed): $738,562,782
Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	3,766			
Total Outstanding Loan Balance	$738,562,782			
Average Loan Balance	$196,113	$11,478	to	$998,355
WA Mortgage Rate	7.118%	4.500%	to	13.750%
Net WAC	6.609%	3.991%	to	13.241%
ARM Characteristics				
WA Gross Margin	6.045%	2.750%	to	15.250%
WA Months to First Roll	27	1	to	35
WA First Periodic Cap	1.869%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.391%	1.000%	to	2.500%
WA Lifetime Cap	13.921%	10.000%	to	20.375%
WA Lifetime Floor	7.218%	3.150%	to	13.375%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	351	101	to	359
WA LTV	79.89%	13.76%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	634			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.49%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 42.29%	SFR: 82.12%	FULL DOC: 60.65%	RFCO: 60.17%	OOC: 98.18%	A: 77.04%	0: 19.51%
FL: 4.79%	PUD: 11.88%	STATED: 38.37%	PURCH: 31.20%	NOO: 1.54%	A-: 9.00%	6: 0.13%
MI: 3.98%	CONDO: 3.90%	SIMPLE: 0.98%	REFI: 8.62%	2ND: 0.28%	B: 7.40%	9: 0.02%
NY: 3.89%	2-4 UNIT: 1.88%				C: 4.45%	12: 7.87%
MA: 3.79%	HI CONDO: 0.15%				C-: 1.98%	13: 0.10%
					D: 0.13%	23: 0.01%
						24: 21.76%
						30: 0.04%
						33: 0.05%
						Truncated...

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$475,020	2	0.06	$237,510	6.510	6.750	6.611	6.102	355.84	4.16	643	80.0
2/28 LIBOR	$208,318,749	1,196	28.21	$174,180	4.750	11.250	7.143	6.634	356.34	3.66	640	82.1
3/27 LIBOR	$271,631,779	1,300	36.78	$208,948	4.550	13.375	7.301	6.792	357.01	2.99	618	82.5
FIXED 10YR	$58,013	1	0.01	$58,013	7.750	7.750	7.750	7.241	117.00	3.00	542	55.1
FIXED 15YR	$14,761,406	104	2.00	$141,937	4.500	12.000	6.945	6.436	175.65	4.28	640	66.7
FIXED 20YR	$3,695,028	29	0.50	$127,415	5.450	10.550	7.161	6.652	235.71	4.12	645	76.7
FIXED 30YR - CC	$2,092,548	5	0.28	$418,510	7.000	8.875	8.039	7.530	357.37	2.63	607	80.2
FIXED 30YR	$230,323,171	1,081	31.19	$213,065	4.550	13.750	6.868	6.359	356.32	3.59	649	75.9
FIX30/15 BAL	$7,207,069	48	0.98	$150,147	5.850	9.990	7.644	7.135	175.81	4.19	627	75.6
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$480,425,548	2,498	65.05	$192,324	4.550	13.375	7.231	6.722	356.72	3.28	627	82.3
Fixed 120	$58,013	1	0.01	$58,013	7.750	7.750	7.750	7.241	117.00	3.00	542	55.1
Fixed 180	$21,968,475	152	2.97	$144,529	4.500	12.000	7.175	6.666	175.70	4.25	636	69.6
Fixed 240	$3,695,028	29	0.50	$127,415	5.450	10.550	7.161	6.652	235.71	4.12	645	76.7
Fixed 360	$232,415,719	1,086	31.47	$214,011	4.550	13.750	6.878	6.369	356.33	3.58	648	76.0
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$54,001	3	0.01	$18,000	6.750	12.000	9.124	8.615	236.78	18.94	656	45.1
$25000.01 - $50000	$4,360,941	101	0.59	$43,178	5.100	13.750	8.967	8.458	325.87	4.32	611	73.5
$50000.01 - $75000	$19,758,950	309	2.68	$63,945	4.950	11.375	8.143	7.634	341.74	3.66	619	76.8
$75000.01 - $100000	$40,284,970	457	5.45	$88,151	5.000	11.000	7.822	7.313	343.66	3.59	626	80.2
$100000.01 - $ 150000	112,110,898	897	15.18	$124,984	4.800	10.630	7.559	7.050	349.84	3.63	630	81.9
$150000.01 - $ 200000	107,713,404	622	14.58	$173,173	4.500	11.070	7.203	6.694	348.07	3.61	629	79.2
$200000.01 - $ 250000	$84,234,632	377	11.41	$223,434	4.550	10.625	7.077	6.568	350.90	3.83	634	80.3
$250000.01 - $ 300000	$64,960,787	237	8.80	$274,096	4.800	10.000	7.061	6.552	349.65	3.64	638	80.3
$300000.01 - $ 350000	$75,215,484	226	10.18	$332,812	4.750	10.250	6.799	6.290	354.66	3.24	649	80.6
$350000.01 - $ 400000	$97,783,264	260	13.24	$376,089	5.250	10.000	6.823	6.314	352.77	3.01	634	80.0
$400000.01 - $ 450000	$54,864,972	129	7.43	$425,310	5.000	10.500	6.712	6.203	357.02	2.98	637	80.1
$450000.01 - $ 500000	$45,026,192	94	6.10	$479,002	4.550	8.625	6.610	6.101	351.22	3.00	642	78.1
$500000.01 - $ 550000	$11,532,602	22	1.56	$524,209	5.375	8.500	6.708	6.199	357.00	3.00	633	77.2

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$550000.01 - $ 600000	$12,902,361	22	1.75	$586,471	5.500	9.375	7.029	6.520	357.18	2.82	626	77.5
$600000.01 - $ 650000	$640,027	1	0.09	$640,027	5.875	5.875	5.875	5.366	357.00	3.00	708	73.4
$650000.01 - $ 700000	$1,356,047	2	0.18	$678,023	5.875	7.875	6.891	6.382	357.51	2.49	612	69.0
$700000.01 - $ 750000	$718,528	1	0.10	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.32	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$837,710	1	0.11	$837,710	6.500	6.500	6.500	5.991	357.00	3.00	650	70.0
$850000.01 - $ 900000	$874,310	1	0.12	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$950000.01 - $ 1000000	$998,355	1	0.14	$998,355	7.000	7.000	7.000	6.491	358.00	2.00	632	76.9
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$2,729,761	35	0.37	$77,993	6.990	10.730	8.556	8.047	341.35	3.39	612	86.7
AK	$77,478	1	0.01	$77,478	9.250	9.250	9.250	8.741	357.00	3.00	563	80.0
AZ	$14,491,105	90	1.96	$161,012	5.300	10.225	7.157	6.648	355.20	3.55	649	84.1
AR	$1,516,222	17	0.21	$89,190	6.850	10.000	8.324	7.815	337.67	3.40	614	88.2
CA	$312,368,658	1,174	42.29	$266,072	4.550	11.000	6.688	6.179	353.39	3.32	645	77.7
CO	$13,644,251	60	1.85	$227,404	4.800	10.625	7.153	6.644	349.81	3.31	642	84.9
CT	$8,627,298	45	1.17	$191,718	5.875	10.630	7.771	7.262	345.06	3.19	603	81.4
DE	$834,030	5	0.11	$166,806	5.875	8.750	7.782	7.273	356.29	3.71	634	94.7
DC	$2,081,744	10	0.28	$208,174	6.250	9.500	7.483	6.974	356.72	3.28	582	73.0
FL	$35,377,223	216	4.79	$163,783	5.240	10.740	7.445	6.936	351.45	3.38	621	82.1
GA	$18,618,638	123	2.52	$151,371	5.625	11.050	8.126	7.617	354.41	3.06	609	85.5
HI	$2,183,057	8	0.30	$272,882	5.500	9.500	6.940	6.431	349.16	10.84	639	82.5
ID	$521,084	4	0.07	$130,271	6.375	9.425	7.545	7.036	358.35	1.65	630	84.6
IL	$20,501,738	116	2.78	$176,739	5.500	10.750	7.351	6.842	349.14	3.42	642	80.7
IN	$8,499,636	83	1.15	$102,405	5.300	13.375	7.796	7.287	343.34	3.62	620	86.1
IA	$896,662	10	0.12	$89,666	5.350	11.250	7.972	7.463	356.25	3.75	640	90.4
KS	$3,479,933	26	0.47	$133,844	6.000	8.950	7.459	6.950	348.10	3.70	647	84.5
KY	$4,923,400	44	0.67	$111,895	5.740	9.875	7.735	7.226	350.60	3.52	620	85.5
LA	$3,942,029	27	0.53	$146,001	5.000	10.875	7.179	6.670	346.69	3.80	631	82.4
ME	$1,329,227	8	0.18	$166,153	5.625	9.425	7.074	6.565	350.58	3.13	595	72.1
MD	$17,326,200	91	2.35	$190,398	5.125	10.625	7.252	6.743	347.35	3.38	619	81.2
MA	$28,024,649	113	3.79	$248,006	5.500	10.500	6.842	6.333	352.24	3.40	609	76.7
MI	$29,392,214	227	3.98	$129,481	5.100	10.800	7.572	7.063	348.15	3.57	629	80.9
MN	$10,686,350	59	1.45	$181,125	5.550	10.600	7.376	6.867	354.16	3.58	636	82.8
MS	$1,775,574	17	0.24	$104,446	6.250	11.100	7.794	7.285	332.69	3.56	625	80.8
MO	$15,210,630	125	2.06	$121,685	5.550	10.890	7.898	7.389	350.90	3.38	631	83.6
MT	$216,680	2	0.03	$108,340	6.125	9.600	8.003	7.494	356.00	4.00	671	88.1
NE	$469,575	4	0.06	$117,394	7.500	8.750	7.944	7.435	356.18	3.82	619	85.9

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NV	$10,887,872	62	1.47	$175,611	5.550	9.625	7.272	6.763	344.65	3.25	644	82.1
NH	$2,587,123	16	0.35	$161,695	6.000	9.625	7.283	6.774	343.80	4.49	591	74.6
NJ	$19,954,047	87	2.70	$229,357	4.500	11.150	7.571	7.062	336.02	3.19	603	75.6
NM	$1,771,009	12	0.24	$147,584	6.500	10.125	7.683	7.174	345.77	3.12	634	85.6
NY	$28,696,107	98	3.89	$292,817	5.250	10.550	6.941	6.432	339.75	3.32	627	74.2
NC	$7,262,219	50	0.98	$145,244	5.990	10.990	7.590	7.081	352.66	3.05	625	85.8
ND	$47,145	1	0.01	$47,145	10.875	10.875	10.875	10.366	358.00	2.00	532	70.0
OH	$6,583,675	54	0.89	$121,920	5.300	13.750	7.691	7.182	347.73	3.79	634	87.1
OK	$2,939,140	27	0.40	$108,857	5.300	11.375	7.625	7.116	354.42	3.68	662	85.3
OR	$9,097,662	58	1.23	$156,856	5.500	8.750	6.812	6.303	354.65	3.52	653	80.9
PA	$7,506,900	47	1.02	$159,721	5.490	11.070	7.503	6.994	339.94	3.56	614	81.4
RI	$1,439,321	9	0.19	$159,925	6.500	8.875	7.980	7.471	343.33	3.29	591	76.1
SC	$2,949,201	28	0.40	$105,329	6.500	9.750	7.957	7.448	328.04	3.43	615	82.8
SD	$183,932	2	0.02	$91,966	7.500	8.800	8.112	7.603	357.00	3.00	641	95.3
TN	$6,107,000	53	0.83	$115,226	6.090	10.990	8.076	7.567	351.35	3.82	640	86.3
TX	$22,532,684	159	3.05	$141,715	5.625	11.000	8.010	7.501	355.03	3.65	629	84.2
UT	$2,969,782	21	0.40	$141,418	6.000	9.375	7.396	6.887	351.62	3.70	644	81.4
VA	$17,195,758	88	2.33	$195,406	5.500	10.640	7.241	6.732	346.03	3.39	622	80.7
WA	$22,352,341	113	3.03	$197,808	4.550	9.750	6.879	6.370	350.48	3.56	652	82.1
WV	$600,876	5	0.08	$120,175	6.600	9.990	7.956	7.447	356.03	3.86	638	79.5
WI	$5,056,332	35	0.68	$144,467	5.480	10.800	8.388	7.879	348.58	3.80	621	85.1
WY	$97,610	1	0.01	$97,610	8.490	8.490	8.490	7.981	357.00	3.00	582	95.0
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$22,499,105	145	3.05	$155,166	4.500	11.150	6.677	6.168	333.13	3.65	645	41.8
50.01-55.00	$12,708,824	67	1.72	$189,684	4.990	10.800	6.581	6.072	335.54	3.59	617	52.6
55.01-60.00	$20,065,308	101	2.72	$198,666	4.550	10.990	6.588	6.079	338.32	3.69	636	58.0
60.01-65.00	$32,656,426	149	4.42	$219,171	5.050	10.500	6.768	6.259	344.69	3.19	622	63.0
65.01-70.00	$52,450,681	263	7.10	$199,432	4.990	11.375	7.087	6.578	351.03	3.36	604	68.6
70.01-75.00	$62,109,672	303	8.41	$204,982	4.550	12.000	6.916	6.407	345.33	3.62	622	73.7
75.01-80.00	$232,543,459	1,207	31.49	$192,662	4.750	11.000	6.854	6.345	352.59	3.44	648	79.5
80.01-85.00	$85,070,417	404	11.52	$210,570	5.250	10.550	7.095	6.586	351.67	3.30	623	84.1
85.01-90.00	$122,248,456	567	16.55	$215,606	5.500	11.250	7.384	6.875	353.22	3.30	635	89.5
90.01-95.00	$37,072,722	182	5.02	$203,696	5.650	11.050	7.734	7.225	355.29	3.32	634	94.5
95.01-100.00	$59,137,713	378	8.01	$156,449	5.000	13.750	8.151	7.642	355.18	3.45	640	99.8
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**



Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$155,583	1	0.02	$155,583	4.500	4.500	4.500	3.991	173.00	7.00	785	22.4
4.501 - 5.000	$4,691,909	19	0.64	$246,943	4.550	5.000	4.867	4.358	355.88	4.12	707	69.3
5.001 - 5.500	$24,372,782	91	3.30	$267,833	5.050	5.500	5.395	4.886	349.44	3.92	701	71.3
5.501 - 6.000	$79,760,080	309	10.80	$258,123	5.550	6.000	5.847	5.338	351.56	3.58	671	74.8
6.001 - 6.500	$138,992,107	550	18.82	$252,713	6.050	6.500	6.349	5.840	351.34	3.24	650	76.6
6.501 - 7.000	$162,535,618	728	22.01	$223,263	6.510	7.000	6.822	6.313	351.01	3.33	636	79.5
7.001 - 7.500	$107,131,371	563	14.51	$190,287	7.020	7.500	7.320	6.811	350.16	3.40	626	81.8
7.501 - 8.000	$94,805,221	578	12.84	$164,023	7.525	8.000	7.806	7.297	349.56	3.41	614	82.7
8.001 - 8.500	$50,925,336	323	6.90	$157,664	8.030	8.500	8.323	7.814	349.98	3.33	610	84.0
8.501 - 9.000	$37,043,238	265	5.02	$139,786	8.520	9.000	8.793	8.284	347.26	3.38	597	85.5
9.001 - 9.500	$17,261,918	138	2.34	$125,086	9.050	9.500	9.307	8.798	350.89	4.10	585	87.8
9.501 - 10.000	$13,994,929	121	1.89	$115,661	9.550	10.000	9.812	9.303	354.00	3.18	575	87.1
10.001 - 10.500	$4,103,528	40	0.56	$102,588	10.100	10.500	10.348	9.839	354.87	3.98	595	91.5
10.501 - 11.000	$2,280,083	31	0.31	$73,551	10.550	11.000	10.738	10.229	353.04	3.67	582	86.9
11.001 - 11.500	$420,448	6	0.06	$70,075	11.050	11.375	11.141	10.632	356.26	3.74	579	82.8
11.501 - 12.000	$11,478	1	0.00	$11,478	12.000	12.000	12.000	11.491	102.00	78.00	624	71.4
13.001 - 13.500	$47,869	1	0.01	$47,869	13.375	13.375	13.375	12.866	357.00	3.00	603	100.0
13.501 - 14.000	$29,283	1	0.00	$29,283	13.750	13.750	13.750	13.241	357.00	3.00	596	100.0
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$606,484,390	3,132	82.12	$193,641	4.500	13.750	7.117	6.608	349.90	3.41	633	79.6
PUD	$87,718,681	385	11.88	$227,841	4.990	10.650	7.121	6.612	354.22	3.28	637	83.0
CONDO	$28,767,801	167	3.90	$172,262	5.050	10.800	7.039	6.530	353.85	3.55	645	80.4
2-4 UNITS	$13,884,116	74	1.88	$187,623	5.500	11.150	7.333	6.824	350.24	3.87	638	73.5
HI CONDO	$1,111,366	6	0.15	$185,228	6.250	9.990	7.402	6.893	356.61	3.39	682	76.9
MANUF	$596,428	2	0.08	$298,214	6.375	8.625	6.744	6.235	357.00	3.00	596	66.8
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$444,420,217	2,203	60.17	$201,734	4.550	11.375	7.118	6.609	349.09	3.30	621	77.4
PURCH	$230,449,213	1,234	31.20	$186,750	4.550	13.750	7.181	6.672	354.63	3.50	657	85.2
REFI	$63,693,352	329	8.62	$193,597	4.500	10.750	6.892	6.383	346.36	3.84	641	77.8
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$725,106,283	3,661	98.18	$198,062	4.500	13.750	7.116	6.607	350.82	3.41	634	80.1
NOO	$11,409,347	94	1.54	$121,376	5.125	11.000	7.319	6.810	343.10	3.68	660	72.3
2ND HM	$2,047,152	11	0.28	$186,105	5.500	9.425	6.763	6.254	309.41	2.98	632	64.7
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$94,625	3	0.01	$31,542	7.750	12.000	8.996	8.487	110.93	32.28	570	65.0
121 - 180	$21,931,862	150	2.97	$146,212	4.500	9.990	7.168	6.659	175.83	4.13	636	69.6
181 - 300	$3,914,040	30	0.53	$130,468	5.450	10.550	7.292	6.783	238.36	8.20	644	76.4
301 - 360	$712,622,254	3,583	96.49	$198,890	4.550	13.750	7.116	6.607	356.61	3.36	634	80.2
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$447,961,154	2,453	60.65	$182,618	4.500	13.750	7.132	6.623	350.38	3.44	627	80.8
STATED	$283,375,411	1,278	38.37	$221,733	5.200	12.000	7.105	6.596	350.80	3.35	646	78.7
SIMPLE	$7,226,216	35	0.98	$206,463	5.800	8.800	6.763	6.254	355.35	3.49	637	73.2
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$2,059,801	10	0.28	$205,980	4.990	7.490	5.846	5.337	340.80	3.68	805	70.1
781 - 800	$8,148,147	37	1.10	$220,220	4.500	7.875	5.878	5.369	350.53	4.03	790	66.4
761 - 780	$12,130,488	57	1.64	$212,816	4.550	8.000	6.201	5.692	345.78	4.34	769	75.7
741 - 760	$19,590,184	92	2.65	$212,937	4.800	8.550	6.297	5.788	345.22	3.95	750	78.1
721 - 740	$21,050,600	103	2.85	$204,375	4.750	9.130	6.512	6.003	355.07	3.55	731	80.3
701 - 720	$31,841,807	156	4.31	$204,114	4.990	9.990	6.470	5.961	347.61	3.61	709	80.4
681 - 700	$45,760,863	226	6.20	$202,482	4.800	9.740	6.662	6.153	346.88	3.66	690	80.3
661 - 680	$74,629,930	365	10.10	$204,466	4.850	10.875	6.789	6.280	352.69	3.51	670	82.1
641 - 660	$106,647,170	510	14.44	$209,112	4.990	11.000	6.954	6.445	351.41	3.35	650	81.3
621 - 640	$111,065,935	543	15.04	$204,541	5.000	12.000	7.079	6.570	350.98	3.35	630	81.4
601 - 620	$92,724,707	470	12.55	$197,287	5.250	13.375	7.345	6.836	352.85	3.42	610	82.1



Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
581 - 600	$84,187,808	458	11.40	$183,816	5.250	13.750	7.600	7.091	349.06	3.26	591	82.5
561 - 580	$56,149,661	302	7.60	$185,926	5.625	10.550	7.466	6.957	352.18	3.15	571	76.9
541 - 560	$36,752,062	217	4.98	$169,364	6.000	11.375	7.691	7.182	350.99	3.19	551	73.9
521 - 540	$23,477,285	151	3.18	$155,479	6.500	11.150	8.048	7.539	346.54	3.18	531	70.3
501 - 520	$11,228,092	64	1.52	$175,439	6.000	11.000	8.479	7.970	352.38	3.14	510	70.4
500 or Less	$968,927	4	0.13	$242,232	7.375	9.750	8.400	7.891	303.84	3.32	500	66.6
NOT SCORED	$149,314	1	0.02	$149,314	8.375	8.375	8.375	7.866	358.00	2.00	N/A	65.0
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$569,006,773	2,806	77.04	$202,782	4.500	13.750	6.975	6.466	350.95	3.46	653	81.6
A-	$66,469,298	331	9.00	$200,814	4.990	10.500	7.324	6.815	349.26	3.21	586	77.4
B	$54,630,296	325	7.40	$168,093	5.050	12.000	7.557	7.048	349.75	3.30	576	74.4
C	$32,858,873	214	4.45	$153,546	5.875	11.100	7.852	7.343	348.05	3.25	555	70.2
C-	$14,626,110	86	1.98	$170,071	6.000	11.375	8.394	7.885	351.77	3.29	528	69.0
D	$971,431	4	0.13	$242,858	8.000	10.740	8.513	8.004	346.37	2.53	566	65.7
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$144,071,069	707	19.51	$203,778	4.500	11.250	7.477	6.968	348.53	3.26	622	80.2
6	$988,900	8	0.13	$123,613	6.000	7.300	6.697	6.188	355.59	4.41	657	80.7
9	$178,033	1	0.02	$178,033	8.350	8.350	8.350	7.841	356.00	4.00	667	80.0
12	$58,139,690	244	7.87	$238,277	5.125	10.550	7.042	6.533	348.40	3.48	623	75.6
13	$775,081	5	0.10	$155,016	6.125	7.500	6.788	6.279	356.26	3.74	683	73.2
23	$93,690	1	0.01	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$160,674,350	831	21.76	$193,351	4.750	11.000	6.975	6.466	355.32	3.55	644	81.7
30	$328,390	2	0.04	$164,195	7.190	7.800	7.519	7.010	356.00	4.00	601	86.5
33	$373,621	2	0.05	$186,811	6.375	7.750	6.870	6.361	355.64	4.36	693	84.0
35	$196,264	1	0.03	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$322,537,601	1,773	43.67	$181,916	4.550	13.375	7.127	6.618	349.28	3.44	635	80.7
42	$50,920	1	0.01	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.01	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.01	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8



Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
60	$49,982,705	188	6.77	$265,865	5.125	13.750	6.589	6.080	352.13	3.07	647	73.7
	$738,562,782	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Range of Months to Roll (Excludes 1,268 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$524,025	3	0.11	$174,675	6.510	10.250	6.951	6.442	352.49	7.51	639	80.9
7 - 12	12	$208,924	2	0.04	$104,462	5.700	8.600	7.186	6.677	348.00	12.00	614	82.4
13 - 18	18	$8,535,371	59	1.78	$144,667	5.550	11.000	7.316	6.807	353.82	6.18	634	83.6
19 - 24	20	$199,574,454	1,135	41.54	$175,837	4.750	11.250	7.135	6.626	356.46	3.54	640	82.0
25 - 31	31	$8,485,972	47	1.77	$180,553	4.550	9.990	6.722	6.213	354.73	5.27	640	79.3
32 - 37	33	$263,096,802	1,252	54.76	$210,141	4.990	13.375	7.319	6.810	357.09	2.91	617	82.6
	27	**$480,425,548**	**2,498**	**100.00**	**$192,324**	**4.550**	**13.375**	**7.231**	**6.722**	**356.72**	**3.28**	**627**	**82.3**

Range of Margin (Excludes 1,268 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$249,103	2	0.03	$124,552	6.990	7.500	7.188	6.679	354.84	5.16	629	89.7
3.001 - 4.000	$2,222,220	11	0.30	$202,020	5.000	6.775	5.646	5.137	356.19	3.81	697	79.2
4.001 - 5.000	$22,123,098	80	3.00	$276,539	4.550	8.625	5.864	5.355	356.44	3.56	665	78.9
5.001 - 6.000	$281,398,607	1,414	38.10	$199,009	4.750	11.375	7.067	6.558	356.95	3.05	630	81.3
6.001 - 7.000	$81,085,157	377	10.98	$215,080	5.250	10.500	7.055	6.546	356.31	3.69	630	82.2
7.001 - 8.000	$51,125,924	282	6.92	$181,298	6.000	13.375	7.707	7.198	356.31	3.69	619	85.1
8.001 - 9.000	$33,049,147	251	4.47	$131,670	6.250	11.000	8.709	8.200	356.60	3.40	594	87.3
9.001 - 10.000	$7,657,070	63	1.04	$121,541	7.625	11.000	9.424	8.915	356.52	3.48	580	86.9
10.001 - 11.000	$1,280,869	15	0.17	$85,391	9.410	11.070	10.484	9.975	356.27	3.73	577	87.7
11.001 - 12.000	$90,317	2	0.01	$45,159	11.050	11.100	11.068	10.559	357.29	2.71	600	83.1
Above 12%	$144,035	1	0.02	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$258,137,234	1,268	34.95	$203,578	4.500	13.750	6.908	6.399	339.18	3.64	647	75.4
3.932	**$738,562,782**	**3,766**	**100.00**	**$196,113**	**4.500**	**13.750**	**7.118**	**6.609**	**350.59**	**3.41**	**634**	**79.9**

Range of Maximum Rates (Excludes 1,268 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$302,900	1	0.06	$302,900	5.000	5.000	5.000	4.491	357.00	3.00	624	80.0
10.001 - 10.500	$1,160,575	5	0.24	$232,115	5.250	5.500	5.415	4.906	356.75	3.25	654	80.0
10.501 - 11.000	$3,657,113	17	0.76	$215,124	4.750	6.000	5.654	5.145	356.61	3.39	703	77.7
11.001 - 11.500	$4,425,339	24	0.92	$184,389	5.125	6.500	5.844	5.335	356.29	3.71	700	77.2
11.501 - 12.000	$16,133,285	73	3.36	$221,004	4.550	7.000	5.930	5.421	356.44	3.56	656	76.3

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Range of Maximum Rates (Excludes 1,268 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
12.001 - 12.500	$30,159,043	138	6.28	$218,544	5.050	7.500	6.198	5.689	356.47	3.53	659	78.0
12.501 - 13.000	$60,437,588	274	12.58	$220,575	5.550	7.950	6.361	5.852	356.52	3.48	645	80.5
13.001 - 13.500	$81,593,864	357	16.98	$228,554	6.050	8.500	6.591	6.082	356.88	3.12	632	80.4
13.501 - 14.000	$86,882,181	430	18.08	$202,052	6.525	8.700	7.019	6.510	356.72	3.28	633	81.9
14.001 - 14.500	$64,919,829	322	13.51	$201,614	6.075	9.375	7.459	6.950	356.75	3.25	618	84.1
14.501 - 15.000	$51,312,369	304	10.68	$168,791	7.525	9.000	7.961	7.452	356.71	3.29	608	83.4
15.001 - 15.500	$29,809,334	168	6.20	$177,437	7.125	9.500	8.360	7.851	356.91	3.09	614	85.9
15.501 - 16.000	$21,825,126	148	4.54	$147,467	8.525	9.990	8.855	8.346	356.85	3.15	597	86.6
16.001 - 16.500	$12,730,080	105	2.65	$121,239	8.500	10.500	9.369	8.860	356.83	3.17	578	89.1
16.501 - 17.000	$10,808,598	87	2.25	$124,237	9.550	11.000	9.873	9.364	356.81	3.19	572	88.1
17.000 - 17.500	$2,573,732	23	0.54	$111,901	10.100	11.100	10.354	9.845	356.49	3.51	610	93.8
17.501 - 18.000	$1,090,506	16	0.23	$68,157	10.550	11.000	10.738	10.229	356.73	3.27	578	84.4
18.001 - 18.500	$323,085	4	0.07	$80,771	11.050	11.375	11.144	10.635	356.33	3.67	593	91.7
20.001+	$280,997	2	0.06	$140,499	6.625	13.375	7.775	7.266	357.00	3.00	614	87.6
13.921	**$480,425,548**	**2,498**	**100.00**	**$192,324**	**4.550**	**13.375**	**7.231**	**6.722**	**356.72**	**3.28**	**627**	**82.3**

Next Interest Adjustment Date (Excludes 1,268 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$274,741	1	0.06	$274,741	6.510	6.510	6.510	6.001	355.00	5.00	621	80.0
04/04	$49,005	1	0.01	$49,005	10.250	10.250	10.250	9.741	320.00	40.00	607	89.3
05/04	$200,278	1	0.04	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
02/05	$208,924	2	0.04	$104,462	5.700	8.600	7.186	6.677	348.00	12.00	614	82.4
06/05	$318,524	4	0.07	$79,631	7.500	11.000	8.731	8.222	352.30	7.70	588	83.6
07/05	$986,060	8	0.21	$123,258	6.490	9.240	7.249	6.740	353.00	7.00	653	77.9
08/05	$7,432,379	50	1.55	$148,648	5.550	10.640	7.282	6.773	354.03	5.97	634	84.4
09/05	$27,233,551	183	5.67	$148,817	5.490	11.070	7.253	6.744	355.02	4.98	645	83.3
10/05	$74,718,506	418	15.55	$178,752	4.800	11.250	7.076	6.567	356.03	3.97	647	82.6
11/05	$81,433,671	453	16.95	$179,765	4.750	10.740	7.114	6.605	357.03	2.97	637	81.3
12/05	$15,987,136	78	3.33	$204,963	5.500	10.250	7.310	6.801	358.01	1.99	614	80.2
02/06	$111,616	1	0.02	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
04/06	$96,223	1	0.02	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$34,365	1	0.01	$34,365	9.000	9.000	9.000	8.491	352.00	8.00	591	86.3
07/06	$148,964	1	0.03	$148,964	6.125	6.125	6.125	5.616	353.00	7.00	505	70.4
08/06	$821,568	4	0.17	$205,392	6.125	8.990	7.087	6.578	354.00	6.00	667	85.3
09/06	$7,943,888	43	1.65	$184,742	4.550	9.700	6.765	6.256	355.08	4.92	636	79.3
10/06	$60,613,938	342	12.62	$177,234	5.050	11.100	7.396	6.887	356.12	3.88	624	81.9

Group 3 (Aggregate ARM and Fixed): $738,562,782

Detailed Report

Next Interest Adjustment Date (Excludes 1,268 Fixed Rate Mortgages)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
11/06	$131,690,618	642	27.41	$205,126	4.990	13.375	7.361	6.852	357.04	2.96	617	83.3
12/06	$70,057,638	263	14.58	$266,379	5.000	11.000	7.162	6.653	358.01	1.99	611	81.7
01/07	$63,956	1	0.01	$63,956	7.875	7.875	7.875	7.366	359.00	1.00	606	80.0
	$480,425,548	**2,498**	**100.00**	**$192,324**	**4.550**	**13.375**	**7.231**	**6.722**	**356.72**	**3.28**	**627**	**82.3**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	19,470	
Total Outstanding Loan Balance	$3,307,913,377	
Average Loan Balance	$169,898	$11,478 to $998,355
WA Mortgage Rate	7.220%	2.125% to 13.750%
Net WAC	6.711%	1.616% to 13.241%
ARM Characteristics		
WA Gross Margin	6.015%	2.750% to 15.250%
WA Months to First Roll	30	1 to 35
WA First Periodic Cap	1.661%	1.000% to 4.000%
WA Subsequent Periodic Cap	1.451%	1.000% to 3.000%
WA Lifetime Cap	14.175%	9.125% to 20.375%
WA Lifetime Floor	7.316%	1.000% to 13.375%
WA Original Term (months)	354	120 to 360
WA Remaining Term (months)	351	101 to 359
WA LTV	79.53%	7.49% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	616	
WA DTI%	N/A	
Percentage of Pool with Prepayment Penalties at Loan Orig	74.80%	
Percentage of Pool Secured by: 1st Liens	100.00%	
Percentage of Pool Secured by: 2nd Liens	0.00%	
Prepay Penalty (Hard/Soft): HARD	100.00%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.70%	SFR: 79.22%	FULL DOC: 68.88%	RFCO: 64.54%	OOC: 97.97%	A: 68.05%	0: 25.20%
FL: 6.90%	PUD: 11.70%	STATED: 30.67%	PURCH: 27.84%	NOO: 1.63%	A-: 11.11%	6: 0.07%
MA: 4.67%	CONDO: 4.98%	SIMPLE: 0.45%	REFI: 7.62%	2ND: 0.41%	B: 10.21%	9: 0.01%
NY: 4.54%	2-4 UNIT: 3.40%				C: 7.11%	12: 5.24%
TX: 4.14%	MANUF: 0.53%				C-: 3.09%	13: 0.06%
					D: 0.43%	21: 0.01%
						22: 0.01%
						23: 0.00%
						24: 12.39%
						Truncated...

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$651,639	4	0.02	$162,910	6.510	9.125	6.979	6.470	330.00	11.35	623	81.5
2/28 LIBOR	$471,404,591	2,763	14.25	$170,613	4.750	13.250	7.276	6.767	356.54	3.46	627	82.3
3/27 LIBOR	$1,531,037,595	9,016	46.28	$169,813	2.125	13.375	7.334	6.825	357.26	2.74	607	82.0
FIXED 10YR	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
FIXED 15YR - CC	$2,972,741	27	0.09	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$82,237,528	696	2.49	$118,157	4.500	12.000	7.200	6.691	176.82	3.11	616	69.4
FIXED 20YR	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
FIXED 30YR - CC	$35,112,435	224	1.06	$156,752	6.000	11.375	8.094	7.585	357.23	2.58	591	77.6
FIXED 30YR	$1,165,234,119	6,593	35.23	$176,738	3.000	13.750	7.017	6.508	356.88	3.02	624	76.0
FIX30/15 BAL	$11,265,899	78	0.34	$144,435	5.850	9.990	7.586	7.077	175.78	4.22	628	76.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.00	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$2,003,026,286	11,782	60.55	$170,007	2.125	13.375	7.320	6.811	357.09	2.91	612	82.1
Fixed 120	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
Fixed 180	$96,476,169	801	2.92	$120,445	4.500	12.000	7.277	6.768	176.71	3.22	616	70.2
Fixed 240	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
Fixed 360	$1,200,346,554	6,817	36.29	$176,081	3.000	13.750	7.049	6.540	356.89	3.01	623	76.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$100,123	5	0.00	$20,025	6.750	12.000	9.895	9.386	247.47	11.60	622	54.6
$25000.01 - $50000	$20,697,966	472	0.63	$43,852	5.100	13.750	8.979	8.470	321.58	3.24	595	68.5
$50000.01 - $75000	117,125,253	1,818	3.54	$64,425	4.950	12.500	8.292	7.783	339.11	3.02	605	76.6
$75000.01 - $100000	233,821,630	2,638	7.07	$88,636	5.000	11.750	7.813	7.304	345.20	2.95	603	77.9
$100000.01 - $ 150000	627,179,757	5,025	18.96	$124,812	2.125	11.625	7.593	7.084	350.41	2.98	609	80.3
$150000.01 - $ 200000	674,768,682	3,881	20.40	$173,865	3.000	12.125	7.213	6.704	352.54	2.94	612	79.4
$200000.01 - $ 250000	512,855,154	2,291	15.50	$223,856	4.550	10.625	7.035	6.526	352.32	2.99	615	79.5
$250000.01 - $ 300000	390,769,394	1,429	11.81	$273,457	4.800	12.375	6.958	6.449	353.48	2.92	622	80.4
$300000.01 - $ 350000	265,969,561	819	8.04	$324,749	4.750	10.250	6.814	6.305	354.71	2.96	630	81.0
$350000.01 - $ 400000	204,479,072	544	6.18	$375,881	4.375	10.000	6.798	6.289	353.90	2.96	630	80.1
$400000.01 - $ 450000	109,195,875	257	3.30	$424,887	4.900	10.750	6.775	6.266	355.68	2.95	636	80.7

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$450000.01 - $ 500000	$89,605,921	187	2.71	$479,176	4.550	8.750	6.600	6.091	353.14	2.98	635	77.3
$500000.01 - $ 550000	$25,774,918	49	0.78	$526,019	5.375	8.750	6.652	6.143	357.20	2.80	627	78.1
$550000.01 - $ 600000	$19,807,489	34	0.60	$582,573	5.500	9.375	6.872	6.363	357.12	2.88	621	76.1
$600000.01 - $ 650000	$3,199,610	5	0.10	$639,922	5.875	6.250	5.999	5.490	357.39	2.61	647	78.0
$650000.01 - $ 700000	$4,045,340	6	0.12	$674,223	5.875	7.875	6.487	5.978	357.17	2.83	628	69.4
$700000.01 - $ 750000	$718,528	1	0.02	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.07	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$1,658,682	2	0.05	$829,341	6.375	6.500	6.438	5.929	357.49	2.51	639	70.0
$850000.01 - $ 900000	$874,310	1	0.03	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$900000.01 - $ 950000	$937,617	1	0.03	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$1,994,148	2	0.06	$997,074	5.750	7.000	6.376	5.867	357.00	3.00	630	67.3
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$18,053,578	179	0.55	$100,858	5.875	12.375	8.209	7.700	344.52	2.98	605	85.9
AK	$1,872,712	12	0.06	$156,059	6.875	10.625	8.313	7.804	357.47	2.53	592	86.4
AZ	$53,008,977	378	1.60	$140,235	5.300	12.125	7.365	6.856	352.52	3.15	626	83.2
AR	$10,960,177	102	0.33	$107,453	5.750	12.000	8.107	7.598	349.03	2.88	606	88.1
CA	$1,213,942,408	5,402	36.70	$224,721	2.125	13.625	6.774	6.265	353.19	2.99	626	77.0
CO	$58,013,970	318	1.75	$182,434	4.500	10.875	7.170	6.661	353.57	2.86	625	83.1
CT	$39,062,596	232	1.18	$168,373	5.125	11.250	7.608	7.099	351.44	2.92	594	78.9
DE	$5,043,152	35	0.15	$144,090	5.875	9.625	7.827	7.318	350.40	2.92	590	83.4
DC	$3,970,484	18	0.12	$220,582	6.250	9.500	7.452	6.943	356.71	3.29	588	74.8
FL	$228,383,591	1,613	6.90	$141,589	4.750	11.875	7.468	6.959	350.93	2.81	611	82.4
GA	$70,734,655	501	2.14	$141,187	5.625	11.750	8.049	7.540	352.23	2.83	604	84.1
HI	$42,123,208	172	1.27	$244,902	3.000	9.875	6.833	6.324	352.28	3.32	636	79.3
ID	$11,777,307	99	0.36	$118,963	5.125	11.250	7.607	7.098	352.29	2.73	610	81.1
IL	$87,379,657	547	2.64	$159,743	5.125	10.875	7.523	7.014	351.46	2.94	611	80.6
IN	$26,574,965	273	0.80	$97,344	5.300	13.375	7.840	7.331	346.31	3.10	615	84.8
IA	$5,151,932	58	0.16	$88,826	5.350	11.750	8.126	7.617	353.65	2.92	616	87.1
KS	$13,492,879	108	0.41	$124,934	6.000	12.000	7.933	7.424	348.41	3.24	627	86.8
KY	$18,774,876	172	0.57	$109,156	5.740	12.000	7.878	7.369	349.69	2.93	607	85.3
LA	$27,655,441	246	0.84	$112,420	5.000	11.875	7.676	7.167	338.47	2.84	613	82.5
ME	$9,807,397	76	0.30	$129,045	5.625	10.875	7.525	7.016	354.19	2.75	609	79.6
MD	$56,480,252	323	1.71	$174,861	5.125	11.250	7.448	6.939	351.03	2.98	605	81.0
MA	$154,480,350	726	4.67	$212,783	5.000	11.000	6.908	6.399	353.69	2.85	599	74.7
MI	$105,571,954	845	3.19	$124,937	5.100	11.900	7.711	7.202	350.54	3.12	612	82.0
MN	$43,264,345	255	1.31	$169,664	5.500	11.500	7.581	7.072	354.60	3.08	619	83.5
MS	$11,069,760	104	0.33	$106,440	6.250	11.500	7.917	7.408	337.78	2.81	608	84.3



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MO	$53,980,064	464	1.63	$116,336	5.400	11.575	7.871	7.362	351.01	2.95	616	83.6
MT	$3,645,951	28	0.11	$130,213	6.000	10.250	7.293	6.784	353.52	2.86	594	78.1
NE	$2,722,652	31	0.08	$87,827	6.000	11.375	8.040	7.531	347.72	2.83	614	83.2
NV	$54,031,913	325	1.63	$166,252	5.250	10.500	7.257	6.748	353.74	2.91	624	84.7
NH	$32,721,042	191	0.99	$171,314	5.375	10.875	7.163	6.654	353.14	2.86	612	79.7
NJ	$96,917,377	497	2.93	$195,005	4.500	11.500	7.459	6.950	347.05	2.84	596	75.6
NM	$7,988,648	57	0.24	$140,152	6.350	10.375	7.695	7.186	351.52	2.92	618	82.9
NY	$150,143,660	665	4.54	$225,780	5.000	12.500	7.166	6.657	349.37	2.86	605	72.7
NC	$29,672,191	242	0.90	$122,612	5.750	12.500	7.886	7.377	350.40	2.85	607	85.2
ND	$395,470	5	0.01	$79,094	6.875	10.875	8.550	8.041	357.80	2.20	574	80.0
OH	$37,479,773	357	1.13	$104,985	5.300	13.750	7.906	7.397	349.66	2.92	608	85.0
OK	$17,722,900	169	0.54	$104,869	5.300	11.625	7.775	7.266	348.11	3.05	625	85.3
OR	$42,746,558	284	1.29	$150,516	4.750	9.375	7.003	6.494	354.32	3.00	630	80.9
PA	$47,427,164	363	1.43	$130,653	5.490	11.375	7.580	7.071	346.77	2.95	600	80.6
RI	$11,116,652	72	0.34	$154,398	6.000	11.000	7.663	7.154	352.51	2.76	595	76.6
SC	$14,262,307	128	0.43	$111,424	6.500	12.375	7.952	7.443	343.14	3.00	600	83.5
SD	$1,185,016	12	0.04	$98,751	6.875	9.750	7.913	7.404	328.07	2.82	641	85.0
TN	$42,529,855	353	1.29	$120,481	5.150	10.990	7.869	7.360	348.10	2.92	618	87.1
TX	$137,043,920	1,151	4.14	$119,065	5.500	11.875	7.821	7.312	346.49	2.98	610	83.5
UT	$26,031,248	181	0.79	$143,819	5.375	10.000	7.226	6.717	353.10	2.98	637	84.2
VT	$1,609,956	12	0.05	$134,163	7.000	9.250	7.930	7.421	357.12	2.88	587	82.2
VA	$70,668,007	409	2.14	$172,782	5.375	11.750	7.398	6.889	346.62	3.02	601	80.5
WA	$86,242,435	488	2.61	$176,726	4.550	11.375	6.986	6.477	354.11	3.13	632	82.5
WV	$3,549,580	34	0.11	$104,399	6.200	11.250	7.927	7.418	351.25	2.98	609	82.3
WI	$16,848,565	134	0.51	$125,736	5.480	11.625	8.087	7.578	350.93	3.07	604	82.7
WY	$2,579,851	24	0.08	$107,494	6.000	13.250	8.042	7.533	350.04	2.83	594	83.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$111,481,311	845	3.37	$131,931	3.000	11.625	6.907	6.398	336.97	3.04	614	41.1
50.01-55.00	$55,447,212	339	1.68	$163,561	4.990	11.600	6.822	6.313	346.68	2.92	603	52.6
55.01-60.00	$98,707,144	596	2.98	$165,616	4.550	12.750	6.917	6.408	342.99	2.99	600	58.0
60.01-65.00	$155,292,896	918	4.69	$169,164	4.500	13.625	7.071	6.562	344.06	2.93	594	63.0
65.01-70.00	$272,526,334	1,620	8.24	$168,226	4.990	12.625	7.101	6.592	350.67	2.95	591	68.6
70.01-75.00	$337,315,820	2,027	10.20	$166,411	2.125	12.000	7.158	6.649	349.40	2.95	595	73.8
75.01-80.00	$942,371,472	5,515	28.49	$170,874	4.375	12.000	6.941	6.432	352.90	2.98	628	79.5
80.01-85.00	$368,674,775	2,067	11.15	$178,362	4.450	12.250	7.166	6.657	352.20	2.95	611	84.1
85.01-90.00	$479,806,425	2,582	14.50	$185,827	5.500	12.000	7.403	6.894	353.25	2.95	625	89.4
90.01-95.00	$158,684,589	881	4.80	$180,119	5.375	12.125	7.713	7.204	355.16	2.92	626	94.4



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
95.01-100.00	$327,605,398	2,080	9.90	$157,503	4.750	13.750	8.075	7.566	356.45	2.92	633	99.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.00	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.501 - 3.000	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.001 - 4.500	$1,024,336	4	0.03	$256,084	4.375	4.500	4.436	3.927	328.20	4.46	710	69.6
4.501 - 5.000	$9,842,868	43	0.30	$228,904	4.550	5.000	4.897	4.388	346.53	4.01	713	65.5
5.001 - 5.500	$66,800,633	271	2.02	$246,497	5.050	5.500	5.386	4.877	352.75	3.57	692	71.0
5.501 - 6.000	$254,309,600	1,069	7.69	$237,895	5.550	6.000	5.864	5.355	352.04	3.18	658	74.6
6.001 - 6.500	$576,064,347	2,631	17.41	$218,953	6.050	6.500	6.363	5.854	352.64	2.90	635	76.5
6.501 - 7.000	$821,955,579	4,317	24.85	$190,400	6.510	7.000	6.828	6.319	350.80	2.89	617	78.2
7.001 - 7.500	$521,474,963	3,166	15.76	$164,711	7.020	7.500	7.333	6.824	351.35	2.95	608	79.9
7.501 - 8.000	$464,520,971	3,134	14.04	$148,220	7.525	8.000	7.819	7.310	350.84	2.92	600	82.3
8.001 - 8.500	$251,692,522	1,844	7.61	$136,493	8.020	8.500	8.334	7.825	351.93	2.90	595	84.0
8.501 - 9.000	$182,387,835	1,438	5.51	$126,834	8.520	9.000	8.792	8.283	351.34	2.91	591	86.1
9.001 - 9.500	$69,822,810	621	2.11	$112,436	9.030	9.500	9.310	8.801	350.57	3.23	582	86.2
9.501 - 10.000	$50,471,975	484	1.53	$104,281	9.525	10.000	9.811	9.302	351.48	2.89	578	86.6
10.001 - 10.500	$18,809,322	203	0.57	$92,657	10.025	10.500	10.326	9.817	350.49	3.06	580	84.4
10.501 - 11.000	$11,505,942	138	0.35	$83,376	10.550	11.000	10.792	10.283	351.19	3.14	577	85.8
11.001 - 11.500	$3,810,537	52	0.12	$73,280	11.050	11.500	11.293	10.784	340.12	2.89	574	84.3
11.501 - 12.000	$1,977,315	37	0.06	$53,441	11.575	12.000	11.800	11.291	352.10	2.96	563	80.9
12.001 - 12.500	$852,773	10	0.03	$85,277	12.125	12.500	12.306	11.797	356.55	3.45	571	84.2
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
13.001 - 13.500	$95,278	2	0.00	$47,639	13.250	13.375	13.313	12.804	357.00	3.00	552	82.6
13.501 - 14.000	$73,256	2	0.00	$36,628	13.625	13.750	13.675	13.166	357.00	3.00	591	77.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$2,620,663,391	15,681	79.22	$167,123	2.125	13.750	7.228	6.719	351.02	2.97	615	79.4
PUD	$387,041,337	1,990	11.70	$194,493	4.375	11.500	7.196	6.687	353.35	2.92	620	83.1
CONDO	$164,804,299	1,009	4.98	$163,334	4.875	13.625	7.148	6.639	354.40	2.91	626	80.8
2-4 UNITS	$112,368,923	556	3.40	$202,102	5.050	11.900	7.101	6.592	351.41	2.91	617	70.7
MANUF	$17,664,743	197	0.53	$89,669	5.875	12.125	7.914	7.405	344.37	2.61	612	73.6



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
HI CONDO	$5,370,684	37	0.16	$145,154	5.875	9.990	7.261	6.752	350.75	2.98	612	71.4
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$2,134,968,691	12,436	64.54	$171,676	2.125	13.625	7.177	6.668	349.87	2.89	605	76.4
PURCH	$920,877,380	5,464	27.84	$168,535	4.375	13.750	7.349	6.840	356.00	3.05	642	86.9
REFI	$252,067,306	1,570	7.62	$160,552	4.450	12.375	7.114	6.605	348.08	3.17	621	79.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$3,240,702,444	18,945	97.97	$171,058	2.125	13.750	7.215	6.706	351.57	2.96	616	79.7
NOO	$53,756,365	435	1.63	$123,578	5.050	13.625	7.489	6.980	345.76	3.09	634	70.1
2ND HM	$13,454,567	90	0.41	$149,495	5.500	13.250	7.286	6.777	342.63	2.91	623	69.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$678,325	12	0.02	$56,527	7.090	12.000	8.899	8.390	113.54	15.42	599	68.6
121 - 180	$96,439,556	799	2.92	$120,700	4.500	11.875	7.276	6.767	176.74	3.19	616	70.2
181 - 300	$7,641,669	61	0.23	$125,273	4.990	10.550	7.210	6.701	237.19	6.15	630	74.1
301 - 360	$3,203,153,828	18,598	96.83	$172,231	2.125	13.750	7.218	6.709	357.02	2.94	616	79.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$2,278,503,898	13,964	68.88	$163,170	2.125	13.750	7.261	6.752	351.49	2.96	608	80.5
STATED	$1,014,548,141	5,419	30.67	$187,221	5.000	12.125	7.129	6.620	351.35	2.96	635	77.5

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SIMPLE	$14,861,338	87	0.45	$170,820	4.900	10.250	7.050	6.541	349.87	3.15	623	70.5
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$4,093,145	22	0.12	$186,052	4.990	7.500	5.974	5.465	346.39	3.56	805	69.0
781 - 800	$15,097,926	70	0.46	$215,685	4.500	8.000	5.920	5.411	353.21	3.85	790	69.1
761 - 780	$30,226,849	141	0.91	$214,375	3.000	8.750	6.114	5.605	349.91	3.82	770	73.0
741 - 760	$46,296,351	231	1.40	$200,417	4.450	9.500	6.351	5.842	345.42	3.52	750	78.2
721 - 740	$51,551,168	278	1.56	$185,436	4.625	10.875	6.585	6.076	353.58	3.28	730	79.8
701 - 720	$91,416,667	483	2.76	$189,268	4.990	9.990	6.604	6.095	350.71	3.24	710	81.1
681 - 700	$156,466,682	844	4.73	$185,387	4.800	11.125	6.673	6.164	350.96	3.16	690	81.1
661 - 680	$264,909,919	1,464	8.01	$180,949	4.850	11.500	6.823	6.314	352.25	3.06	670	82.2
641 - 660	$390,332,834	2,151	11.80	$181,466	4.990	12.125	6.954	6.445	350.53	2.99	650	81.9
621 - 640	$441,277,058	2,479	13.34	$178,006	4.375	12.500	7.113	6.604	351.44	2.97	630	82.4
601 - 620	$460,631,750	2,676	13.93	$172,134	5.250	13.375	7.327	6.818	352.37	2.93	610	82.1
581 - 600	$481,023,361	2,863	14.54	$168,014	4.750	13.750	7.496	6.987	352.01	2.87	591	81.8
561 - 580	$337,006,851	2,119	10.19	$159,041	5.375	12.125	7.439	6.930	351.21	2.84	570	77.0
541 - 560	$261,702,948	1,712	7.91	$152,864	2.125	12.000	7.544	7.035	351.75	2.81	551	73.3
521 - 540	$173,876,820	1,234	5.26	$140,905	5.875	12.250	7.818	7.309	349.83	2.75	531	70.7
501 - 520	$93,763,506	646	2.83	$145,145	5.750	13.250	8.049	7.540	352.49	2.78	511	68.9
500 or Less	$6,517,374	42	0.20	$155,176	6.250	11.370	8.103	7.594	349.00	3.13	496	68.5
NOT SCORED	$1,722,169	15	0.05	$114,811	5.750	10.375	7.665	7.156	341.55	2.78	N/A	65.0
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$2,250,927,637	12,587	68.05	$178,830	3.000	13.750	7.076	6.567	351.90	3.01	641	82.3
A-	$367,626,310	2,238	11.11	$164,266	4.990	11.875	7.324	6.815	349.90	2.86	581	77.3
B	$337,642,513	2,211	10.21	$152,710	2.125	12.000	7.441	6.932	350.92	2.90	572	74.3
C	$235,301,553	1,620	7.11	$145,248	5.625	12.000	7.687	7.178	349.49	2.79	548	69.8
C-	$102,206,170	719	3.09	$142,150	6.000	13.250	8.058	7.549	352.54	2.83	526	67.9
D	$14,209,193	95	0.43	$149,570	6.250	11.625	8.377	7.868	354.21	2.50	545	61.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$833,465,037	5,084	25.20	$163,939	3.000	13.625	7.501	6.992	351.00	2.80	604	78.8
6	$2,395,241	15	0.07	$159,683	6.000	10.250	7.180	6.671	354.74	5.26	639	84.0
9	$308,118	2	0.01	$154,059	7.200	8.350	7.864	7.355	356.00	4.00	661	78.6
12	$173,279,007	802	5.24	$216,059	5.000	10.890	7.101	6.592	351.46	3.17	621	75.8
13	$1,828,690	11	0.06	$166,245	6.125	8.500	7.151	6.642	356.46	3.54	648	74.3
21	$334,123	2	0.01	$167,062	7.375	9.375	7.932	7.423	355.84	4.16	555	81.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
23	$93,690	1	0.00	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$409,721,259	2,196	12.39	$186,576	2.125	13.250	7.119	6.610	355.46	3.27	628	81.5
26	$305,224	1	0.01	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
30	$788,394	4	0.02	$197,099	7.150	7.850	7.486	6.977	356.00	4.00	583	84.3
33	$797,685	4	0.02	$199,421	6.375	9.125	7.568	7.059	355.83	4.17	644	90.3
35	$196,264	1	0.01	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$1,316,260,254	7,947	39.79	$165,630	4.375	13.375	7.173	6.664	353.08	3.01	620	81.4
42	$50,920	1	0.00	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.00	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.00	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8
60	$567,737,726	3,396	17.16	$167,178	5.000	13.750	7.025	6.516	345.33	2.77	616	75.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months to Roll (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$799,022	6	0.04	$133,170	6.510	10.250	7.290	6.781	330.37	14.41	615	81.8
7 - 12	12	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
13 - 18	18	$16,480,265	112	0.82	$147,145	4.875	12.375	7.434	6.925	353.56	6.44	626	83.0
19 - 24	21	$454,539,049	2,647	22.69	$171,719	4.750	13.250	7.270	6.761	356.66	3.34	627	82.3
25 - 31	30	$21,927,186	130	1.09	$168,671	4.550	11.500	7.001	6.492	354.49	5.51	631	80.4
32 - 37	33	$1,509,061,404	8,885	75.34	$169,844	2.125	13.375	7.338	6.829	357.30	2.70	607	82.0
	30	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$446,551	3	0.01	$148,850	5.375	7.500	6.386	5.877	354.47	5.53	625	85.4
3.001 - 4.000	$4,837,792	24	0.15	$201,575	4.375	6.775	5.392	4.883	356.11	3.89	694	76.0
4.001 - 5.000	$72,620,903	314	2.20	$231,277	4.550	8.750	5.887	5.378	356.66	3.34	655	78.1
5.001 - 6.000	$1,170,039,015	6,679	35.37	$175,182	4.750	12.500	7.157	6.648	357.33	2.67	616	81.0
6.001 - 7.000	$395,668,716	2,294	11.96	$172,480	5.250	12.750	7.318	6.809	356.74	3.23	610	82.6
7.001 - 8.000	$266,847,018	1,730	8.07	$154,247	2.125	13.375	7.932	7.423	356.80	3.20	595	85.5



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 9.000	$74,482,137	570	2.25	$130,670	6.250	11.125	8.652	8.143	356.56	3.44	588	87.3
9.001 - 10.000	$14,904,463	131	0.45	$113,775	7.625	11.000	9.489	8.980	356.58	3.42	576	85.9
10.001 - 11.000	$2,703,222	31	0.08	$87,201	9.410	11.950	10.467	9.958	356.29	3.71	570	87.1
11.001 - 12.000	$352,566	5	0.01	$70,513	10.490	11.250	10.731	10.222	356.66	3.34	614	80.5
13.001 - 14.000	$47,408	1	0.00	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
15.001 - 15.500	$144,035	1	0.00	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$1,304,819,551	7,687	39.45	$169,744	3.000	13.750	7.067	6.558	342.78	3.03	623	75.6
3.642	**$3,307,913,377**	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Maximum Rates (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$451,258	2	0.02	$225,629	2.125	5.000	4.055	3.546	357.00	3.00	601	78.4
10.001 - 10.500	$1,828,124	8	0.09	$228,515	5.125	5.500	5.390	4.881	356.37	3.63	656	79.8
10.501 - 11.000	$5,424,656	27	0.27	$200,913	4.750	6.000	5.649	5.140	356.64	3.36	696	76.8
11.001 - 11.500	$11,341,490	52	0.57	$218,106	4.375	9.800	5.790	5.281	356.42	3.58	676	76.5
11.501 - 12.000	$25,728,204	122	1.28	$210,887	4.550	7.000	5.915	5.406	356.42	3.58	657	76.3
12.001 - 12.500	$66,438,984	305	3.32	$217,833	5.050	7.500	6.025	5.516	356.64	3.36	652	78.4
12.501 - 13.000	$173,184,591	789	8.65	$219,499	5.550	8.000	6.200	5.691	356.86	3.14	642	79.1
13.001 - 13.500	$322,150,775	1,547	16.08	$208,242	6.050	8.500	6.469	5.960	357.15	2.85	626	79.0
13.501 - 14.000	$417,136,710	2,272	20.82	$183,599	6.525	9.000	6.917	6.408	357.15	2.85	612	80.4
14.001 - 14.500	$314,405,898	1,857	15.70	$169,309	6.075	9.375	7.394	6.885	357.11	2.89	606	82.4
14.501 - 15.000	$280,602,898	1,829	14.01	$153,419	6.000	9.000	7.882	7.373	357.15	2.85	599	84.4
15.001 - 15.500	$160,600,447	1,112	8.02	$144,425	7.125	9.500	8.369	7.860	357.20	2.80	596	86.2
15.501 - 16.000	$119,111,462	900	5.95	$132,346	8.000	10.000	8.827	8.318	357.21	2.79	590	87.8
16.001 - 16.500	$45,215,815	392	2.26	$115,346	7.750	10.500	9.338	8.829	356.77	2.96	580	87.9
16.501 - 17.000	$36,435,793	320	1.82	$113,862	9.550	11.000	9.852	9.343	357.17	2.83	576	88.1
17.000 - 17.500	$12,575,757	123	0.63	$102,242	10.050	11.100	10.323	9.814	357.09	2.91	582	85.9
17.501 - 18.000	$6,421,874	73	0.32	$87,971	10.550	12.000	10.817	10.308	356.96	3.04	585	88.1
18.001 - 18.500	$2,001,610	23	0.10	$87,027	11.050	12.375	11.446	10.937	356.83	3.17	572	86.3
18.501 - 19.000	$1,174,887	19	0.06	$61,836	11.575	12.000	11.758	11.249	357.58	2.42	560	81.6
19.001 - 19.500	$447,391	6	0.02	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
20.001+	$328,406	3	0.02	$109,469	6.625	13.375	8.565	8.056	357.00	3.00	598	84.3
14.175	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Next Interest Adjustment Date (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$342,281	2	0.02	$171,141	6.510	9.125	7.026	6.517	305.27	19.21	605	78.0
04/04	$147,383	2	0.01	$73,692	7.875	10.250	8.665	8.156	332.01	27.99	580	83.1
05/04	$200,278	1	0.01	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
02/05	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
03/05	$378,267	2	0.02	$189,134	7.875	10.625	9.471	8.962	349.00	11.00	630	85.4
04/05	$127,179	1	0.01	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.01	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$841,778	8	0.04	$105,222	7.500	11.000	9.176	8.667	352.11	7.89	577	84.2
07/05	$3,017,341	19	0.15	$158,807	5.500	9.240	7.200	6.691	353.00	7.00	638	81.7
08/05	$12,554,578	85	0.63	$147,701	4.875	12.375	7.327	6.818	354.05	5.95	625	83.1
09/05	$45,567,033	312	2.27	$146,048	4.750	11.070	7.297	6.788	355.03	4.97	635	83.4
10/05	$144,443,657	837	7.21	$172,573	4.800	13.250	7.185	6.676	356.03	3.97	635	82.1
11/05	$193,669,160	1,113	9.67	$174,006	4.750	12.000	7.284	6.775	357.02	2.98	625	82.4
12/05	$70,285,672	380	3.51	$184,962	4.750	11.375	7.381	6.872	358.00	2.00	613	81.6
02/06	$111,616	1	0.01	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
03/06	$342,372	3	0.02	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
04/06	$96,223	1	0.00	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$100,947	2	0.01	$50,474	8.000	9.000	8.340	7.831	352.00	8.00	590	72.3
06/06	$179,835	1	0.01	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$849,283	6	0.04	$141,547	5.500	11.500	6.749	6.240	353.00	7.00	611	76.6
08/06	$5,445,277	33	0.27	$165,008	5.750	9.875	7.226	6.717	354.00	6.00	622	83.3
09/06	$16,368,400	95	0.82	$172,299	4.550	10.420	7.036	6.527	355.10	4.90	633	80.1
10/06	$169,968,257	1,004	8.49	$169,291	4.500	11.100	7.361	6.852	356.08	3.92	616	82.3
11/06	$735,835,008	4,334	36.73	$169,782	2.125	13.375	7.336	6.827	357.01	2.99	608	82.2
12/06	$599,580,635	3,520	29.93	$170,335	4.875	12.500	7.331	6.822	358.00	2.00	604	81.7
01/07	$2,110,736	15	0.11	$140,716	6.000	11.500	7.827	7.318	359.00	1.00	603	90.7
	$2,003,093,826	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	19,470			
Total Outstanding Loan Balance	$3,307,913,377			
Average Loan Balance	$169,898	$11,478	to	$998,355
WA Mortgage Rate	7.220%	2.125%	to	13.750%
Net WAC	6.711%	1.616%	to	13.241%
ARM Characteristics				
WA Gross Margin	6.015%	2.750%	to	15.250%
WA Months to First Roll	30	1	to	35
WA First Periodic Cap	1.661%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.451%	1.000%	to	3.000%
WA Lifetime Cap	14.175%	9.125%	to	20.375%
WA Lifetime Floor	7.316%	1.000%	to	13.375%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	351	101	to	359
WA LTV	79.53%	7.49%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	616			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.80%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.70%	SFR: 79.22%	FULL DOC: 68.88%	RFCO: 64.54%	OOC: 97.97%	A: 68.05%	0: 25.20%
FL: 6.90%	PUD: 11.70%	STATED: 30.67%	PURCH: 27.84%	NOO: 1.63%	A-: 11.11%	6: 0.07%
MA: 4.67%	CONDO: 4.98%	SIMPLE: 0.45%	REFI: 7.62%	2ND: 0.41%	B: 10.21%	9: 0.01%
NY: 4.54%	2-4 UNIT: 3.40%				C: 7.11%	12: 5.24%
TX: 4.14%	MANUF: 0.53%				C-: 3.09%	13: 0.06%
					D: 0.43%	21: 0.01%
						22: 0.01%
						23: 0.00%
						24: 12.39%
						Truncated...

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$651,639	4	0.02	$162,910	6.510	9.125	6.979	6.470	330.00	11.35	623	81.5
2/28 LIBOR	$471,404,591	2,763	14.25	$170,613	4.750	13.250	7.276	6.767	356.54	3.46	627	82.3
3/27 LIBOR	$1,531,037,595	9,016	46.28	$169,813	2.125	13.375	7.334	6.825	357.26	2.74	607	82.0
FIXED 10YR	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
FIXED 15YR - CC	$2,972,741	27	0.09	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$82,237,528	696	2.49	$118,157	4.500	12.000	7.200	6.691	176.82	3.11	616	69.4
FIXED 20YR	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
FIXED 30YR - CC	$35,112,435	224	1.06	$156,752	6.000	11.375	8.094	7.585	357.23	2.58	591	77.6
FIXED 30YR	$1,165,234,119	6,593	35.23	$176,738	3.000	13.750	7.017	6.508	356.88	3.02	624	76.0
FIX30/15 BAL	$11,265,899	78	0.34	$144,435	5.850	9.990	7.586	7.077	175.78	4.22	628	76.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.00	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$2,003,026,286	11,782	60.55	$170,007	2.125	13.375	7.320	6.811	357.09	2.91	612	82.1
Fixed 120	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
Fixed 180	$96,476,169	801	2.92	$120,445	4.500	12.000	7.277	6.768	176.71	3.22	616	70.2
Fixed 240	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
Fixed 360	$1,200,346,554	6,817	36.29	$176,081	3.000	13.750	7.049	6.540	356.89	3.01	623	76.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$100,123	5	0.00	$20,025	6.750	12.000	9.895	9.386	247.47	11.60	622	54.6
$25000.01 - $50000	$20,697,966	472	0.63	$43,852	5.100	13.750	8.979	8.470	321.58	3.24	595	68.5
$50000.01 - $75000	117,125,253	1,818	3.54	$64,425	4.950	12.500	8.292	7.783	339.11	3.02	605	76.6
$75000.01 - $100000	233,821,630	2,638	7.07	$88,636	5.000	11.750	7.813	7.304	345.20	2.95	603	77.9
$100000.01 - $ 150000	627,179,757	5,025	18.96	$124,812	2.125	11.625	7.593	7.084	350.41	2.98	609	80.3
$150000.01 - $ 200000	674,768,682	3,881	20.40	$173,865	3.000	12.125	7.213	6.704	352.54	2.94	612	79.4
$200000.01 - $ 250000	512,855,154	2,291	15.50	$223,856	4.550	10.625	7.035	6.526	352.32	2.99	615	79.5
$250000.01 - $ 300000	390,769,394	1,429	11.81	$273,457	4.800	12.375	6.958	6.449	353.48	2.92	622	80.4
$300000.01 - $ 350000	265,969,561	819	8.04	$324,749	4.750	10.250	6.814	6.305	354.71	2.96	630	81.0
$350000.01 - $ 400000	204,479,072	544	6.18	$375,881	4.375	10.000	6.798	6.289	353.90	2.96	630	80.1
$400000.01 - $ 450000	109,195,875	257	3.30	$424,887	4.900	10.750	6.775	6.266	355.68	2.95	636	80.7



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$450000.01 - $ 500000	$89,605,921	187	2.71	$479,176	4.550	8.750	6.600	6.091	353.14	2.98	635	77.3
$500000.01 - $ 550000	$25,774,918	49	0.78	$526,019	5.375	8.750	6.652	6.143	357.20	2.80	627	78.1
$550000.01 - $ 600000	$19,807,489	34	0.60	$582,573	5.500	9.375	6.872	6.363	357.12	2.88	621	76.1
$600000.01 - $ 650000	$3,199,610	5	0.10	$639,922	5.875	6.250	5.999	5.490	357.39	2.61	647	78.0
$650000.01 - $ 700000	$4,045,340	6	0.12	$674,223	5.875	7.875	6.487	5.978	357.17	2.83	628	69.4
$700000.01 - $ 750000	$718,528	1	0.02	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.07	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$1,658,682	2	0.05	$829,341	6.375	6.500	6.438	5.929	357.49	2.51	639	70.0
$850000.01 - $ 900000	$874,310	1	0.03	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$900000.01 - $ 950000	$937,617	1	0.03	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$1,994,148	2	0.06	$997,074	5.750	7.000	6.376	5.867	357.00	3.00	630	67.3
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$18,053,578	179	0.55	$100,858	5.875	12.375	8.209	7.700	344.52	2.98	605	85.9
AK	$1,872,712	12	0.06	$156,059	6.875	10.625	8.313	7.804	357.47	2.53	592	86.4
AZ	$53,008,977	378	1.60	$140,235	5.300	12.125	7.365	6.856	352.52	3.15	626	83.2
AR	$10,960,177	102	0.33	$107,453	5.750	12.000	8.107	7.598	349.03	2.88	606	88.1
CA	$1,213,942,408	5,402	36.70	$224,721	2.125	13.625	6.774	6.265	353.19	2.99	626	77.0
CO	$58,013,970	318	1.75	$182,434	4.500	10.875	7.170	6.661	353.57	2.86	625	83.1
CT	$39,062,596	232	1.18	$168,373	5.125	11.250	7.608	7.099	351.44	2.92	594	78.9
DE	$5,043,152	35	0.15	$144,090	5.875	9.625	7.827	7.318	350.40	2.92	590	83.4
DC	$3,970,484	18	0.12	$220,582	6.250	9.500	7.452	6.943	356.71	3.29	588	74.8
FL	$228,383,591	1,613	6.90	$141,589	4.750	11.875	7.468	6.959	350.93	2.81	611	82.4
GA	$70,734,655	501	2.14	$141,187	5.625	11.750	8.049	7.540	352.23	2.83	604	84.1
HI	$42,123,208	172	1.27	$244,902	3.000	9.875	6.833	6.324	352.28	3.32	636	79.3
ID	$11,777,307	99	0.36	$118,963	5.125	11.250	7.607	7.098	352.29	2.73	610	81.1
IL	$87,379,657	547	2.64	$159,743	5.125	10.875	7.523	7.014	351.46	2.94	611	80.6
IN	$26,574,965	273	0.80	$97,344	5.300	13.375	7.840	7.331	346.31	3.10	615	84.8
IA	$5,151,932	58	0.16	$88,826	5.350	11.750	8.126	7.617	353.65	2.92	616	87.1
KS	$13,492,879	108	0.41	$124,934	6.000	12.000	7.933	7.424	348.41	3.24	627	86.8
KY	$18,774,876	172	0.57	$109,156	5.740	12.000	7.878	7.369	349.69	2.93	607	85.3
LA	$27,655,441	246	0.84	$112,420	5.000	11.875	7.676	7.167	338.47	2.84	613	82.5
ME	$9,807,397	76	0.30	$129,045	5.625	10.875	7.525	7.016	354.19	2.75	609	79.6
MD	$56,480,252	323	1.71	$174,861	5.125	11.250	7.448	6.939	351.03	2.98	605	81.0
MA	$154,480,350	726	4.67	$212,783	5.000	11.000	6.908	6.399	353.69	2.85	599	74.7
MI	$105,571,954	845	3.19	$124,937	5.100	11.900	7.711	7.202	350.54	3.12	612	82.0
MN	$43,264,345	255	1.31	$169,664	5.500	11.500	7.581	7.072	354.60	3.08	619	83.5
MS	$11,069,760	104	0.33	$106,440	6.250	11.500	7.917	7.408	337.78	2.81	608	84.3



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MO	$53,980,064	464	1.63	$116,336	5.400	11.575	7.871	7.362	351.01	2.95	616	83.6
MT	$3,645,951	28	0.11	$130,213	6.000	10.250	7.293	6.784	353.52	2.86	594	78.1
NE	$2,722,652	31	0.08	$87,827	6.000	11.375	8.040	7.531	347.72	2.83	614	83.2
NV	$54,031,913	325	1.63	$166,252	5.250	10.500	7.257	6.748	353.74	2.91	624	84.7
NH	$32,721,042	191	0.99	$171,314	5.375	10.875	7.163	6.654	353.14	2.86	612	79.7
NJ	$96,917,377	497	2.93	$195,005	4.500	11.500	7.459	6.950	347.05	2.84	596	75.6
NM	$7,988,648	57	0.24	$140,152	6.350	10.375	7.695	7.186	351.52	2.92	618	82.9
NY	$150,143,660	665	4.54	$225,780	5.000	12.500	7.166	6.657	349.37	2.86	605	72.7
NC	$29,672,191	242	0.90	$122,612	5.750	12.500	7.886	7.377	350.40	2.85	607	85.2
ND	$395,470	5	0.01	$79,094	6.875	10.875	8.550	8.041	357.80	2.20	574	80.0
OH	$37,479,773	357	1.13	$104,985	5.300	13.750	7.906	7.397	349.66	2.92	608	85.0
OK	$17,722,900	169	0.54	$104,869	5.300	11.625	7.775	7.266	348.11	3.05	625	85.3
OR	$42,746,558	284	1.29	$150,516	4.750	9.375	7.003	6.494	354.32	3.00	630	80.9
PA	$47,427,164	363	1.43	$130,653	5.490	11.375	7.580	7.071	346.77	2.95	600	80.6
RI	$11,116,652	72	0.34	$154,398	6.000	11.000	7.663	7.154	352.51	2.76	595	76.6
SC	$14,262,307	128	0.43	$111,424	6.500	12.375	7.952	7.443	343.14	3.00	600	83.5
SD	$1,185,016	12	0.04	$98,751	6.875	9.750	7.913	7.404	328.07	2.82	641	85.0
TN	$42,529,855	353	1.29	$120,481	5.150	10.990	7.869	7.360	348.10	2.92	618	87.1
TX	$137,043,920	1,151	4.14	$119,065	5.500	11.875	7.821	7.312	346.49	2.98	610	83.5
UT	$26,031,248	181	0.79	$143,819	5.375	10.000	7.226	6.717	353.10	2.98	637	84.2
VT	$1,609,956	12	0.05	$134,163	7.000	9.250	7.930	7.421	357.12	2.88	587	82.2
VA	$70,668,007	409	2.14	$172,782	5.375	11.750	7.398	6.889	346.62	3.02	601	80.5
WA	$86,242,435	488	2.61	$176,726	4.550	11.375	6.986	6.477	354.11	3.13	632	82.5
WV	$3,549,580	34	0.11	$104,399	6.200	11.250	7.927	7.418	351.25	2.98	609	82.3
WI	$16,848,565	134	0.51	$125,736	5.480	11.625	8.087	7.578	350.93	3.07	604	82.7
WY	$2,579,851	24	0.08	$107,494	6.000	13.250	8.042	7.533	350.04	2.83	594	83.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Loan-to-Value Ratios												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$111,481,311	845	3.37	$131,931	3.000	11.625	6.907	6.398	336.97	3.04	614	41.1
50.01-55.00	$55,447,212	339	1.68	$163,561	4.990	11.600	6.822	6.313	346.68	2.92	603	52.6
55.01-60.00	$98,707,144	596	2.98	$165,616	4.550	12.750	6.917	6.408	342.99	2.99	600	58.0
60.01-65.00	$155,292,896	918	4.69	$169,164	4.500	13.625	7.071	6.562	344.06	2.93	594	63.0
65.01-70.00	$272,526,334	1,620	8.24	$168,226	4.990	12.625	7.101	6.592	350.67	2.95	591	68.6
70.01-75.00	$337,315,820	2,027	10.20	$166,411	2.125	12.000	7.158	6.649	349.40	2.95	595	73.8
75.01-80.00	$942,371,472	5,515	28.49	$170,874	4.375	12.000	6.941	6.432	352.90	2.98	628	79.5
80.01-85.00	$368,674,775	2,067	11.15	$178,362	4.450	12.250	7.166	6.657	352.20	2.95	611	84.1
85.01-90.00	$479,806,425	2,582	14.50	$185,827	5.500	12.000	7.403	6.894	353.25	2.95	625	89.4
90.01-95.00	$158,684,589	881	4.80	$180,119	5.375	12.125	7.713	7.204	355.16	2.92	626	94.4



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
95.01-100.00	$327,605,398	2,080	9.90	$157,503	4.750	13.750	8.075	7.566	356.45	2.92	633	99.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.00	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.501 - 3.000	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.001 - 4.500	$1,024,336	4	0.03	$256,084	4.375	4.500	4.436	3.927	328.20	4.46	710	69.6
4.501 - 5.000	$9,842,868	43	0.30	$228,904	4.550	5.000	4.897	4.388	346.53	4.01	713	65.5
5.001 - 5.500	$66,800,633	271	2.02	$246,497	5.050	5.500	5.386	4.877	352.75	3.57	692	71.0
5.501 - 6.000	$254,309,600	1,069	7.69	$237,895	5.550	6.000	5.864	5.355	352.04	3.18	658	74.6
6.001 - 6.500	$576,064,347	2,631	17.41	$218,953	6.050	6.500	6.363	5.854	352.64	2.90	635	76.5
6.501 - 7.000	$821,955,579	4,317	24.85	$190,400	6.510	7.000	6.828	6.319	350.80	2.89	617	78.2
7.001 - 7.500	$521,474,963	3,166	15.76	$164,711	7.020	7.500	7.333	6.824	351.35	2.95	608	79.9
7.501 - 8.000	$464,520,971	3,134	14.04	$148,220	7.525	8.000	7.819	7.310	350.84	2.92	600	82.3
8.001 - 8.500	$251,692,522	1,844	7.61	$136,493	8.020	8.500	8.334	7.825	351.93	2.90	595	84.0
8.501 - 9.000	$182,387,835	1,438	5.51	$126,834	8.520	9.000	8.792	8.283	351.34	2.91	591	86.1
9.001 - 9.500	$69,822,810	621	2.11	$112,436	9.030	9.500	9.310	8.801	350.57	3.23	582	86.2
9.501 - 10.000	$50,471,975	484	1.53	$104,281	9.525	10.000	9.811	9.302	351.48	2.89	578	86.6
10.001 - 10.500	$18,809,322	203	0.57	$92,657	10.025	10.500	10.326	9.817	350.49	3.06	580	84.4
10.501 - 11.000	$11,505,942	138	0.35	$83,376	10.550	11.000	10.792	10.283	351.19	3.14	577	85.8
11.001 - 11.500	$3,810,537	52	0.12	$73,280	11.050	11.500	11.293	10.784	340.12	2.89	574	84.3
11.501 - 12.000	$1,977,315	37	0.06	$53,441	11.575	12.000	11.800	11.291	352.10	2.96	563	80.9
12.001 - 12.500	$852,773	10	0.03	$85,277	12.125	12.500	12.306	11.797	356.55	3.45	571	84.2
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
13.001 - 13.500	$95,278	2	0.00	$47,639	13.250	13.375	13.313	12.804	357.00	3.00	552	82.6
13.501 - 14.000	$73,256	2	0.00	$36,628	13.625	13.750	13.675	13.166	357.00	3.00	591	77.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$2,620,663,391	15,681	79.22	$167,123	2.125	13.750	7.228	6.719	351.02	2.97	615	79.4
PUD	$387,041,337	1,990	11.70	$194,493	4.375	11.500	7.196	6.687	353.35	2.92	620	83.1
CONDO	$164,804,299	1,009	4.98	$163,334	4.875	13.625	7.148	6.639	354.40	2.91	626	80.8
2-4 UNITS	$112,368,923	556	3.40	$202,102	5.050	11.900	7.101	6.592	351.41	2.91	617	70.7
MANUF	$17,664,743	197	0.53	$89,669	5.875	12.125	7.914	7.405	344.37	2.61	612	73.6



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
HI CONDO	$5,370,684	37	0.16	$145,154	5.875	9.990	7.261	6.752	350.75	2.98	612	71.4
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$2,134,968,691	12,436	64.54	$171,676	2.125	13.625	7.177	6.668	349.87	2.89	605	76.4
PURCH	$920,877,380	5,464	27.84	$168,535	4.375	13.750	7.349	6.840	356.00	3.05	642	86.9
REFI	$252,067,306	1,570	7.62	$160,552	4.450	12.375	7.114	6.605	348.08	3.17	621	79.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$3,240,702,444	18,945	97.97	$171,058	2.125	13.750	7.215	6.706	351.57	2.96	616	79.7
NOO	$53,756,365	435	1.63	$123,578	5.050	13.625	7.489	6.980	345.76	3.09	634	70.1
2ND HM	$13,454,567	90	0.41	$149,495	5.500	13.250	7.286	6.777	342.63	2.91	623	69.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$678,325	12	0.02	$56,527	7.090	12.000	8.899	8.390	113.54	15.42	599	68.6
121 - 180	$96,439,556	799	2.92	$120,700	4.500	11.875	7.276	6.767	176.74	3.19	616	70.2
181 - 300	$7,641,669	61	0.23	$125,273	4.990	10.550	7.210	6.701	237.19	6.15	630	74.1
301 - 360	$3,203,153,828	18,598	96.83	$172,231	2.125	13.750	7.218	6.709	357.02	2.94	616	79.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$2,278,503,898	13,964	68.88	$163,170	2.125	13.750	7.261	6.752	351.49	2.96	608	80.5
STATED	$1,014,548,141	5,419	30.67	$187,221	5.000	12.125	7.129	6.620	351.35	2.96	635	77.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Document Type													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SIMPLE	$14,861,338	87	0.45	$170,820	4.900	10.250	7.050	6.541	349.87	3.15	623	70.5
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by FICO												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$4,093,145	22	0.12	$186,052	4.990	7.500	5.974	5.465	346.39	3.56	805	69.0
781 - 800	$15,097,926	70	0.46	$215,685	4.500	8.000	5.920	5.411	353.21	3.85	790	69.1
761 - 780	$30,226,849	141	0.91	$214,375	3.000	8.750	6.114	5.605	349.91	3.82	770	73.0
741 - 760	$46,296,351	231	1.40	$200,417	4.450	9.500	6.351	5.842	345.42	3.52	750	78.2
721 - 740	$51,551,168	278	1.56	$185,436	4.625	10.875	6.585	6.076	353.58	3.28	730	79.8
701 - 720	$91,416,667	483	2.76	$189,268	4.990	9.990	6.604	6.095	350.71	3.24	710	81.1
681 - 700	$156,466,682	844	4.73	$185,387	4.800	11.125	6.673	6.164	350.96	3.16	690	81.1
661 - 680	$264,909,919	1,464	8.01	$180,949	4.850	11.500	6.823	6.314	352.25	3.06	670	82.2
641 - 660	$390,332,834	2,151	11.80	$181,466	4.990	12.125	6.954	6.445	350.53	2.99	650	81.9
621 - 640	$441,277,058	2,479	13.34	$178,006	4.375	12.500	7.113	6.604	351.44	2.97	630	82.4
601 - 620	$460,631,750	2,676	13.93	$172,134	5.250	13.375	7.327	6.818	352.37	2.93	610	82.1
581 - 600	$481,023,361	2,863	14.54	$168,014	4.750	13.750	7.496	6.987	352.01	2.87	591	81.8
561 - 580	$337,006,851	2,119	10.19	$159,041	5.375	12.125	7.439	6.930	351.21	2.84	570	77.0
541 - 560	$261,702,948	1,712	7.91	$152,864	2.125	12.000	7.544	7.035	351.75	2.81	551	73.3
521 - 540	$173,876,820	1,234	5.26	$140,905	5.875	12.250	7.818	7.309	349.83	2.75	531	70.7
501 - 520	$93,763,506	646	2.83	$145,145	5.750	13.250	8.049	7.540	352.49	2.78	511	68.9
500 or Less	$6,517,374	42	0.20	$155,176	6.250	11.370	8.103	7.594	349.00	3.13	496	68.5
NOT SCORED	$1,722,169	15	0.05	$114,811	5.750	10.375	7.665	7.156	341.55	2.78	N/A	65.0
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Grade												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$2,250,927,637	12,587	68.05	$178,830	3.000	13.750	7.076	6.567	351.90	3.01	641	82.3
A-	$367,626,310	2,238	11.11	$164,266	4.990	11.875	7.324	6.815	349.90	2.86	581	77.3
B	$337,642,513	2,211	10.21	$152,710	2.125	12.000	7.441	6.932	350.92	2.90	572	74.3
C	$235,301,553	1,620	7.11	$145,248	5.625	12.000	7.687	7.178	349.49	2.79	548	69.8
C-	$102,206,170	719	3.09	$142,150	6.000	13.250	8.058	7.549	352.54	2.83	526	67.9
D	$14,209,193	95	0.43	$149,570	6.250	11.625	8.377	7.868	354.21	2.50	545	61.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$833,465,037	5,084	25.20	$163,939	3.000	13.625	7.501	6.992	351.00	2.80	604	78.8
6	$2,395,241	15	0.07	$159,683	6.000	10.250	7.180	6.671	354.74	5.26	639	84.0
9	$308,118	2	0.01	$154,059	7.200	8.350	7.864	7.355	356.00	4.00	661	78.6
12	$173,279,007	802	5.24	$216,059	5.000	10.890	7.101	6.592	351.46	3.17	621	75.8
13	$1,828,690	11	0.06	$166,245	6.125	8.500	7.151	6.642	356.46	3.54	648	74.3
21	$334,123	2	0.01	$167,062	7.375	9.375	7.932	7.423	355.84	4.16	555	81.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
23	$93,690	1	0.00	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$409,721,259	2,196	12.39	$186,576	2.125	13.250	7.119	6.610	355.46	3.27	628	81.5
26	$305,224	1	0.01	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
30	$788,394	4	0.02	$197,099	7.150	7.850	7.486	6.977	356.00	4.00	583	84.3
33	$797,685	4	0.02	$199,421	6.375	9.125	7.568	7.059	355.83	4.17	644	90.3
35	$196,264	1	0.01	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$1,316,260,254	7,947	39.79	$165,630	4.375	13.375	7.173	6.664	353.08	3.01	620	81.4
42	$50,920	1	0.00	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.00	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.00	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8
60	$567,737,726	3,396	17.16	$167,178	5.000	13.750	7.025	6.516	345.33	2.77	616	75.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months to Roll (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$799,022	6	0.04	$133,170	6.510	10.250	7.290	6.781	330.37	14.41	615	81.8
7 - 12	12	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
13 - 18	18	$16,480,265	112	0.82	$147,145	4.875	12.375	7.434	6.925	353.56	6.44	626	83.0
19 - 24	21	$454,539,049	2,647	22.69	$171,719	4.750	13.250	7.270	6.761	356.66	3.34	627	82.3
25 - 31	30	$21,927,186	130	1.09	$168,671	4.550	11.500	7.001	6.492	354.49	5.51	631	80.4
32 - 37	33	$1,509,061,404	8,885	75.34	$169,844	2.125	13.375	7.338	6.829	357.30	2.70	607	82.0
	30	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$446,551	3	0.01	$148,850	5.375	7.500	6.386	5.877	354.47	5.53	625	85.4
3.001 - 4.000	$4,837,792	24	0.15	$201,575	4.375	6.775	5.392	4.883	356.11	3.89	694	76.0
4.001 - 5.000	$72,620,903	314	2.20	$231,277	4.550	8.750	5.887	5.378	356.66	3.34	655	78.1
5.001 - 6.000	$1,170,039,015	6,679	35.37	$175,182	4.750	12.500	7.157	6.648	357.33	2.67	616	81.0
6.001 - 7.000	$395,668,716	2,294	11.96	$172,480	5.250	12.750	7.318	6.809	356.74	3.23	610	82.6
7.001 - 8.000	$266,847,018	1,730	8.07	$154,247	2.125	13.375	7.932	7.423	356.80	3.20	595	85.5

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 9.000	$74,482,137	570	2.25	$130,670	6.250	11.125	8.652	8.143	356.56	3.44	588	87.3
9.001 - 10.000	$14,904,463	131	0.45	$113,775	7.625	11.000	9.489	8.980	356.58	3.42	576	85.9
10.001 - 11.000	$2,703,222	31	0.08	$87,201	9.410	11.950	10.467	9.958	356.29	3.71	570	87.1
11.001 - 12.000	$352,566	5	0.01	$70,513	10.490	11.250	10.731	10.222	356.66	3.34	614	80.5
13.001 - 14.000	$47,408	1	0.00	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
15.001 - 15.500	$144,035	1	0.00	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$1,304,819,551	7,687	39.45	$169,744	3.000	13.750	7.067	6.558	342.78	3.03	623	75.6
3.642	**$3,307,913,377**	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Maximum Rates (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$451,258	2	0.02	$225,629	2.125	5.000	4.055	3.546	357.00	3.00	601	78.4
10.001 - 10.500	$1,828,124	8	0.09	$228,515	5.125	5.500	5.390	4.881	356.37	3.63	656	79.8
10.501 - 11.000	$5,424,656	27	0.27	$200,913	4.750	6.000	5.649	5.140	356.64	3.36	696	76.8
11.001 - 11.500	$11,341,490	52	0.57	$218,106	4.375	9.800	5.790	5.281	356.42	3.58	676	76.5
11.501 - 12.000	$25,728,204	122	1.28	$210,887	4.550	7.000	5.915	5.406	356.42	3.58	657	76.3
12.001 - 12.500	$66,438,984	305	3.32	$217,833	5.050	7.500	6.025	5.516	356.64	3.36	652	78.4
12.501 - 13.000	$173,184,591	789	8.65	$219,499	5.550	8.000	6.200	5.691	356.86	3.14	642	79.1
13.001 - 13.500	$322,150,775	1,547	16.08	$208,242	6.050	8.500	6.469	5.960	357.15	2.85	626	79.0
13.501 - 14.000	$417,136,710	2,272	20.82	$183,599	6.525	9.000	6.917	6.408	357.15	2.85	612	80.4
14.001 - 14.500	$314,405,898	1,857	15.70	$169,309	6.075	9.375	7.394	6.885	357.11	2.89	606	82.4
14.501 - 15.000	$280,602,898	1,829	14.01	$153,419	6.000	9.000	7.882	7.373	357.15	2.85	599	84.4
15.001 - 15.500	$160,600,447	1,112	8.02	$144,425	7.125	9.500	8.369	7.860	357.20	2.80	596	86.2
15.501 - 16.000	$119,111,462	900	5.95	$132,346	8.000	10.000	8.827	8.318	357.21	2.79	590	87.8
16.001 - 16.500	$45,215,815	392	2.26	$115,346	7.750	10.500	9.338	8.829	356.77	2.96	580	87.9
16.501 - 17.000	$36,435,793	320	1.82	$113,862	9.550	11.000	9.852	9.343	357.17	2.83	576	88.1
17.000 - 17.500	$12,575,757	123	0.63	$102,242	10.050	11.100	10.323	9.814	357.09	2.91	582	85.9
17.501 - 18.000	$6,421,874	73	0.32	$87,971	10.550	12.000	10.817	10.308	356.96	3.04	585	88.1
18.001 - 18.500	$2,001,610	23	0.10	$87,027	11.050	12.375	11.446	10.937	356.83	3.17	572	86.3
18.501 - 19.000	$1,174,887	19	0.06	$61,836	11.575	12.000	11.758	11.249	357.58	2.42	560	81.6
19.001 - 19.500	$447,391	6	0.02	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
20.001+	$328,406	3	0.02	$109,469	6.625	13.375	8.565	8.056	357.00	3.00	598	84.3
14.175	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Next Interest Adjustment Date (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$342,281	2	0.02	$171,141	6.510	9.125	7.026	6.517	305.27	19.21	605	78.0
04/04	$147,383	2	0.01	$73,692	7.875	10.250	8.665	8.156	332.01	27.99	580	83.1
05/04	$200,278	1	0.01	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
02/05	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
03/05	$378,267	2	0.02	$189,134	7.875	10.625	9.471	8.962	349.00	11.00	630	85.4
04/05	$127,179	1	0.01	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.01	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$841,778	8	0.04	$105,222	7.500	11.000	9.176	8.667	352.11	7.89	577	84.2
07/05	$3,017,341	19	0.15	$158,807	5.500	9.240	7.200	6.691	353.00	7.00	638	81.7
08/05	$12,554,578	85	0.63	$147,701	4.875	12.375	7.327	6.818	354.05	5.95	625	83.1
09/05	$45,567,033	312	2.27	$146,048	4.750	11.070	7.297	6.788	355.03	4.97	635	83.4
10/05	$144,443,657	837	7.21	$172,573	4.800	13.250	7.185	6.676	356.03	3.97	635	82.1
11/05	$193,669,160	1,113	9.67	$174,006	4.750	12.000	7.284	6.775	357.02	2.98	625	82.4
12/05	$70,285,672	380	3.51	$184,962	4.750	11.375	7.381	6.872	358.00	2.00	613	81.6
02/06	$111,616	1	0.01	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
03/06	$342,372	3	0.02	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
04/06	$96,223	1	0.00	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$100,947	2	0.01	$50,474	8.000	9.000	8.340	7.831	352.00	8.00	590	72.3
06/06	$179,835	1	0.01	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$849,283	6	0.04	$141,547	5.500	11.500	6.749	6.240	353.00	7.00	611	76.6
08/06	$5,445,277	33	0.27	$165,008	5.750	9.875	7.226	6.717	354.00	6.00	622	83.3
09/06	$16,368,400	95	0.82	$172,299	4.550	10.420	7.036	6.527	355.10	4.90	633	80.1
10/06	$169,968,257	1,004	8.49	$169,291	4.500	11.100	7.361	6.852	356.08	3.92	616	82.3
11/06	$735,835,008	4,334	36.73	$169,782	2.125	13.375	7.336	6.827	357.01	2.99	608	82.2
12/06	$599,580,635	3,520	29.93	$170,335	4.875	12.500	7.331	6.822	358.00	2.00	604	81.7
01/07	$2,110,736	15	0.11	$140,716	6.000	11.500	7.827	7.318	359.00	1.00	603	90.7
	$2,003,093,826	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

ABS New Transaction

Computational Materials

$3,153,825,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-1


Countrywide

HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: January 26, 2004*

$3,153,825,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class (1)(2)	Principal Balance (3)	WAL (Years) Call/Mat (4)	Payment Window (Mos) Call/Mat (4)	Expected Ratings (S&P/Moody's/Fitch)(5)	Last Scheduled Distribution Date	Certificate Type
1-A	$1,516,690,000	2.52 / 2.76	1-82 / 1-196	AAA/Aaa/AAA	May 2034	Floating Rate Senior
2-A	$534,625,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
3-A	$588,910,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
M-1	$104,325,000	4.77 / 5.31	42 - 82 / 42 - 157	AA+/Aa1/AA+	Mar 2034	Floating Rate Mezzanine
M-2	$88,275,000	4.71 / 5.22	41 - 82 / 41 - 149	AA+/Aa2/AA	Mar 2034	Floating Rate Mezzanine
M-3	$56,175,000	4.68 / 5.16	40 - 82 / 40 - 141	AA+/Aa3/AA-	Feb 2034	Floating Rate Mezzanine
M-4	$48,150,000	4.66 / 5.12	39 - 82 / 39 - 135	AA/A1/A+	Jan 2034	Floating Rate Mezzanine
M-5	$48,150,000	4.64 / 5.07	39 - 82 / 39 - 128	AA/A2/A+	Jan 2034	Floating Rate Mezzanine
M-6	$48,150,000	4.62 / 5.00	38 - 82 / 38 - 121	A+/A3/A	Dec 2033	Floating Rate Mezzanine
M-7	$40,125,000	4.62 / 4.92	38 - 82 / 38 - 112	A/Baa1/A-	Oct 2033	Floating Rate Mezzanine
M-8	$40,125,000	4.60 / 4.80	37 - 82 / 37 - 102	BBB+/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
M-9	$40,125,000	4.52 / 4.55	37 - 82 / 37 - 89	BBB/Baa3/BBB-	Apr 2033	Floating Rate Mezzanine
B-A	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Floating Rate Subordinate
B-F	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Fixed Rate Subordinate
Total:	**$3,153,825,000**(6)					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates,**" which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates,**" which are not offered herein) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Class B Certificates.*

Trust: Asset-Backed Certificates, Series 2004-1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (including the Class 2-A Certificates and Class 3-A Certificates, which are not being offered herein) and the Subordinate Certificates (other than the Class B Certificates) are together

	referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class B, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	February 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	January [28], 2004.
Expected Closing Date:	February 26, 2004.
Expected Settlement Date:	February 26, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.
Interest Accrual Period:	The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates (other than the Class B Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the ***"Mortgage Loans"***).

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The ***"Pass-Through Rate"*** for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract," "Class 3-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a)[TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds fromthe Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates and the Class B Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00%

Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A (To Call)

Margin 0.270%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	27	27	27	27
WAL (yr)	18.07	3.15	2.52	2.04	1.52
MDUR (yr)	15.77	3.07	2.47	2.01	1.51
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class 1-A (To Maturity)

Margin 0.270%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	29	29	29	29
WAL (yr)	18.13	3.45	2.76	2.24	1.65
MDUR (yr)	15.81	3.32	2.68	2.19	1.63
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Nov33	Feb24	Jun20	Oct17	Nov14

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	25.83	5.68	4.77	4.54	4.33
MDUR (yr)	21.23	5.43	4.61	4.41	4.21
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jun08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	56
WAL (yr)	25.97	6.33	5.31	4.98	5.86
MDUR (yr)	21.32	5.98	5.08	4.80	5.62
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jan09
Last Prin Pay	Sep33	Apr20	Mar17	Nov14	Jul12

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.550%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	55	55	55	55	55
WAL (yr)	25.83	5.68	4.71	4.33	4.33
MDUR (yr)	21.09	5.42	4.55	4.20	4.20
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-2 (To Maturity)

Margin	0.550%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	55	57	57	57	58
WAL (yr)	25.97	6.30	5.22	4.75	4.86
MDUR (yr)	21.18	5.94	4.99	4.58	4.69
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Sep33	Jun19	Jul16	May14	Feb12

Class M-3 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.83	5.68	4.68	4.21	4.15
MDUR (yr)	20.96	5.41	4.51	4.08	4.03
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-3 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	63	62	62
WAL (yr)	25.97	6.27	5.16	4.61	4.46
MDUR (yr)	21.04	5.91	4.93	4.44	4.31
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Aug33	Sep18	Nov15	Oct13	Aug11

Class M-4 (To Call)

Margin 0.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	25.83	5.67	4.66	4.15	3.96
MDUR (yr)	20.31	5.35	4.45	4.00	3.82
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-4 (To Maturity)

Margin 0.850%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	88	88	88	88
WAL (yr)	25.97	6.23	5.12	4.53	4.25
MDUR (yr)	20.39	5.81	4.85	4.33	4.09
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul33	Feb18	May15	May13	Apr11

Class M-5 (To Call)

Margin 0.950%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	25.83	5.67	4.64	4.10	3.82
MDUR (yr)	20.06	5.33	4.42	3.94	3.69
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-5 (To Maturity)

Margin 0.950%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	98	99	98	98
WAL (yr)	25.96	6.19	5.07	4.44	4.09
MDUR (yr)	20.13	5.76	4.79	4.24	3.93
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul33	Jun17	Oct14	Nov12	Dec10

Class M-6 (To Call)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.83	5.67	4.62	4.05	3.71
MDUR (yr)	19.69	5.30	4.39	3.88	3.57
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-6 (To Maturity)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	114	114	114	113
WAL (yr)	25.95	6.13	5.00	4.36	3.95
MDUR (yr)	19.76	5.68	4.71	4.15	3.79
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jun33	Sep16	Mar14	May12	Jul10

Class M-7 (To Call)

Margin	1.450%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	25.83	5.67	4.62	4.02	3.62
MDUR (yr)	18.87	5.24	4.34	3.81	3.46
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-7 (To Maturity)

Margin	1.450%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	149	149	149	148
WAL (yr)	25.94	6.04	4.92	4.26	3.81
MDUR (yr)	18.92	5.53	4.59	4.02	3.63
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Apr33	Oct15	Jun13	Sep11	Jan10

Class M-8 (To Call)

Margin	1.700%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.83	5.67	4.60	3.99	3.56
MDUR (yr)	18.31	5.19	4.29	3.76	3.38
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-8 (To Maturity)

Margin	1.700%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	170	173	173	173	173
WAL (yr)	25.91	5.90	4.80	4.14	3.67
MDUR (yr)	18.34	5.37	4.45	3.89	3.49
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Feb33	Oct14	Aug12	Jan11	Jul09

Class M-9 (To Call)

Margin	2.750%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	275	275	275	275	275
WAL (yr)	25.80	5.58	4.52	3.91	3.45
MDUR (yr)	16.18	4.94	4.10	3.60	3.21
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-9 (To Maturity)

Margin	2.750%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	275	276	276	276	275
WAL (yr)	25.81	5.61	4.55	3.92	3.47
MDUR (yr)	16.19	4.96	4.12	3.61	3.23
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Oct32	Jun13	Jul11	Feb10	Oct08

Yield Maintenance Agreement Schedule and Strike Rates for Class 1-A

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	1,516,690,000	7.23741	9.25000	46	341,919,415	8.64650	9.50000
2	1,499,582,778	6.53696	9.25000	47	332,473,918	8.35153	9.50000
3	1,479,017,041	6.75480	9.25000	48	323,302,837	8.33489	9.50000
4	1,455,026,865	6.53686	9.25000	49	314,397,757	8.89196	9.50000
5	1,427,664,900	6.75476	9.25000	50	305,750,545	8.30173	9.50000
6	1,397,003,489	6.53682	9.25000	51	297,353,329	8.56140	9.50000
7	1,363,134,717	6.53678	9.25000	52	289,198,488	8.79739	9.50000
8	1,326,170,948	6.75464	9.25000	53	281,291,237	9.06933	9.50000
9	1,287,892,573	6.53660	9.25000	54	273,611,029	8.75606	9.50000
10	1,248,383,490	6.74717	9.25000	55	266,150,986	8.73542	9.50000
11	1,209,836,485	6.52926	9.25000	56	258,904,450	9.00535	10.00000
12	1,172,233,110	6.52898	9.25000	57	251,864,975	8.69436	10.00000
13	1,135,550,177	7.22820	9.25000	58	245,026,321	9.30991	10.00000
14	1,099,765,065	6.52842	9.25000	59	238,388,180	8.98652	10.00000
15	1,064,855,714	6.74575	9.25000	60	231,938,597	8.96344	10.00000
16	1,030,800,608	6.52787	9.25000	61	225,671,920	9.89835	10.00000
17	997,578,762	6.74523	9.25000	62	219,582,675	8.91755	10.00000
18	965,169,719	6.52736	9.25000	63	213,665,562	9.19125	10.00000
19	933,553,509	6.52708	9.25000	64	207,915,444	8.87206	10.00000
20	902,703,779	6.74487	9.25000	65	202,327,350	9.14445	10.00000
21	872,609,000	6.52701	9.25000	66	196,896,460	8.82697	10.00000
22	832,778,537	6.80075	9.25000	67	191,618,108	8.80459	10.00000
23	794,384,252	6.58058	9.25000	68	186,487,772	9.07505	10.50000
24	757,383,233	6.57876	9.25000	69	181,501,072	8.76013	10.50000
25	721,716,828	7.28160	9.25000	70	176,653,764	9.02934	10.50000
26	694,239,126	6.57665	9.25000	71	171,941,735	8.71611	10.50000
27	667,504,314	6.79510	9.25000	72	167,361,002	8.69427	10.50000
28	641,480,493	6.63530	9.25000	73	162,907,703	9.60174	10.50000
29	616,155,268	6.85654	9.25000	74	158,578,099	8.65093	10.50000
30	591,502,786	6.63439	9.25000	75	154,368,562	8.91707	10.50000
31	567,504,725	6.63343	9.25000	76	150,275,581	8.60804	10.50000
32	544,127,717	6.85395	9.25000	77	146,295,749	8.87301	10.50000
33	521,372,053	6.63182	9.25000	78	142,425,767	8.56563	10.50000
34	475,457,966	7.58323	9.25000	79	138,662,436	8.54461	10.50000
35	432,903,396	7.30793	9.25000	80	135,002,656	8.80783	10.50000
36	393,398,463	7.27615	9.25000	81	131,443,422	8.50292	10.50000
37	356,687,540	8.02072	9.25000	82	127,981,819	8.76501	10.50000
38	356,687,540	7.23783	9.25000				
39	356,687,540	7.47190	9.25000				
40	356,687,540	7.85882	9.25000				
41	356,687,540	8.10944	9.25000				
42	356,687,540	7.83585	9.25000				
43	356,687,540	7.82389	9.25000				
44	356,687,540	8.07261	9.50000				
45	356,687,540	7.80029	9.50000				



Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.237	9.250
2	6.537	9.250
3	6.755	9.250
4	6.537	9.250
5	6.755	9.250
6	6.537	9.250
7	6.537	9.250
8	6.755	9.250
9	6.537	9.250
10	6.747	9.250
11	6.529	9.250
12	6.529	9.250
13	7.228	9.250
14	6.528	9.250
15	6.746	9.250
16	6.528	9.250
17	6.745	9.250
18	6.527	9.250
19	6.527	9.250
20	6.744	9.250
21	6.526	9.250
22	6.736	9.250
23	6.517	9.250
24	6.516	9.250
25	7.213	9.250
26	6.514	9.250
27	6.731	9.250
28	6.513	9.250
29	6.730	9.250
30	6.512	9.250
31	6.512	9.250
32	6.728	9.250
33	6.511	9.250
34	6.717	9.250
35	6.497	9.250
36	6.493	9.250
37	7.184	9.250
38	6.488	9.250
39	6.703	9.250
40	6.486	9.250
41	6.701	9.250
42	6.484	9.250
43	6.483	9.250
44	6.698	9.500
45	6.481	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.687	9.500
47	6.470	9.500
48	6.469	9.500
49	6.914	9.500
50	6.467	9.500
51	6.682	9.500
52	6.465	9.500
53	6.680	9.500
54	6.463	9.500
55	6.462	9.500
56	6.677	10.000
57	6.461	10.000
58	6.675	10.000
59	6.459	10.000
60	6.458	10.000
61	7.149	10.000
62	6.456	10.000
63	6.670	10.000
64	6.454	10.000
65	6.668	10.000
66	6.452	10.000
67	6.451	10.000
68	6.665	10.500
69	6.450	10.500
70	6.664	10.500
71	6.448	10.500
72	6.447	10.500
73	7.137	10.500
74	6.445	10.500
75	6.659	10.500
76	6.443	10.500
77	6.657	10.500
78	6.442	10.500
79	6.441	10.500
80	6.655	10.500
81	6.439	10.500
82	6.653	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

EXCESS SPREAD [1,2]

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Assumptions
Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	12,144			
Total Outstanding Loan Balance	$1,899,527,251			
Average Loan Balance	$156,417	$21,262	to	$512,420
WA Mortgage Rate	7.264%	2.125%	to	12.750%
Net WAC	6.755%	1.616%	to	12.241%
ARM Characteristics				
WA Gross Margin	5.953%	3.750%	to	8.000%
WA Months to First Roll	32	2	to	35
WA First Periodic Cap	1.499%	1.000%	to	1.500%
WA Subsequent Periodic Cap	1.499%	1.000%	to	1.500%
WA Lifetime Cap	14.349%	9.125%	to	19.750%
WA Lifetime Floor	7.349%	2.125%	to	12.750%
WA Original Term (months)	354	180	to	360
WA Remaining Term (months)	352	144	to	359
WA LTV	79.25%	7.90%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	608			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	70.46%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 32.59%	SFR: 77.51%	FULL DOC: 69.92%	RFCO: 67.59%	OOC: 97.86%	A: 63.71%	0: 29.54%
FL: 8.70%	PUD: 10.99%	STATED: 29.76%	PURCH: 25.82%	NOO: 1.69%	A-: 11.83%	6: 0.02%
MA: 5.32%	CONDO: 5.88%	SIMPLE: 0.32%	REFI: 6.58%	2ND: 0.45%	B: 11.39%	12: 3.62%
NY: 5.17%	2-4 UNIT: 4.54%				C: 8.72%	21: 0.00%
TX: 5.10%	MANUF: 0.90%				C-: 3.69%	22: 0.01%
					D: 0.67%	24: 6.24%
						26: 0.02%
						36: 36.03%
						60: 24.52%

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Description													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
2/28 LIBOR	$87,535,795	512	4.61	$170,968	4.750	11.375	7.386	6.877	357.31	2.69	614	82.9
3/27 LIBOR	$999,624,211	6,423	52.62	$155,632	2.125	12.750	7.346	6.837	357.40	2.60	605	81.9
FIXED 15YR - CC	$2,972,741	27	0.16	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$55,382,316	494	2.92	$112,110	5.000	11.875	7.295	6.786	177.26	2.68	609	69.6
FIXED 30YR - CC	$32,655,445	218	1.72	$149,796	6.000	11.375	8.106	7.597	357.21	2.58	591	77.4
FIXED 30YR	$721,173,562	4,468	37.97	$161,409	3.000	12.250	7.091	6.582	357.19	2.72	613	75.9
FIX30/15 BAL	$74,102	1	0.00	$74,102	9.875	9.875	9.875	9.366	178.00	2.00	632	100.0
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$1,087,269,085	6,936	57.24	$156,757	2.125	12.750	7.349	6.840	357.40	2.60	606	82.0
Fixed 180	$58,429,160	522	3.08	$111,933	5.000	11.875	7.346	6.837	177.27	2.68	607	69.7
Fixed 360	$753,829,007	4,686	39.69	$160,868	3.000	12.250	7.135	6.626	357.19	2.71	612	76.0
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$46,121	2	0.00	$23,061	10.125	11.375	10.799	10.290	259.98	3.00	583	65.7
$25000.01 - $50000	$10,756,694	243	0.57	$44,266	5.750	12.750	9.130	8.621	316.42	2.59	586	65.4
$50000.01 - $75000	$75,884,827	1,176	3.99	$64,528	5.750	12.500	8.297	7.788	338.72	2.63	600	76.4
$75000.01 - $100000	153,487,765	1,729	8.08	$88,773	5.625	11.750	7.765	7.256	345.72	2.63	596	77.2
$100000.01 - $ 150000	405,163,278	3,237	21.33	$125,166	2.125	11.625	7.562	7.053	351.08	2.64	602	79.7
$150000.01 - $ 200000	470,019,009	2,700	24.74	$174,081	3.000	12.125	7.191	6.682	353.49	2.65	607	79.3
$200000.01 - $ 250000	356,204,865	1,589	18.75	$224,169	4.750	10.625	7.002	6.493	352.88	2.66	609	79.0
$250000.01 - $ 300000	273,427,339	999	14.39	$273,701	5.000	11.500	6.918	6.409	355.19	2.63	618	80.5
$300000.01 - $ 350000	129,363,231	408	6.81	$317,067	4.750	10.000	6.779	6.270	354.21	2.68	626	80.9
$350000.01 - $ 400000	$11,315,156	30	0.60	$377,172	5.375	8.625	6.763	6.254	357.05	2.95	630	77.4
$400000.01 - $ 450000	$7,159,829	17	0.38	$421,166	5.875	9.375	7.110	6.601	357.16	2.84	634	83.0
$450000.01 - $ 500000	$6,186,717	13	0.33	$475,901	6.000	7.250	6.600	6.091	357.14	2.86	625	77.1
$500000.01 - $ 550000	$512,420	1	0.03	$512,420	5.875	5.875	5.875	5.366	357.00	3.00	718	66.3
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$11,111,087	103	0.58	$107,875	5.875	12.375	8.081	7.572	349.93	2.67	603	86.4
AK	$1,477,231	9	0.08	$164,137	6.875	9.500	7.980	7.471	357.68	2.32	593	86.2
AZ	$27,758,100	211	1.46	$131,555	5.625	12.125	7.513	7.004	349.92	2.76	608	82.5
AR	$6,004,742	56	0.32	$107,228	5.750	11.375	7.918	7.409	351.18	2.52	606	88.5
CA	$619,049,942	3,153	32.59	$196,337	2.125	12.750	6.836	6.327	352.99	2.71	614	76.1
CO	$34,313,216	203	1.81	$169,031	5.000	10.875	7.173	6.664	354.93	2.60	617	82.8
CT	$22,577,451	145	1.19	$155,707	5.125	11.250	7.612	7.103	354.33	2.58	589	78.6
DE	$3,199,288	24	0.17	$133,304	6.250	9.625	7.691	7.182	347.14	2.45	572	78.6
DC	$481,570	2	0.03	$240,785	7.000	7.875	7.290	6.781	357.00	3.00	585	74.3
FL	$165,183,386	1,223	8.70	$135,064	5.125	11.875	7.440	6.931	351.05	2.62	609	82.5
GA	$34,546,968	254	1.82	$136,012	6.125	11.750	7.933	7.424	350.74	2.60	606	83.8
HI	$38,920,846	161	2.05	$241,744	3.000	9.875	6.843	6.334	352.35	2.89	636	79.3
ID	$9,789,840	89	0.52	$109,998	5.125	11.250	7.564	7.055	351.28	2.74	610	80.1
IL	$48,256,565	321	2.54	$150,332	5.125	10.875	7.589	7.080	353.29	2.52	599	80.2
IN	$11,267,128	115	0.59	$97,975	5.875	12.125	7.891	7.382	350.62	2.52	611	84.6
IA	$3,488,676	40	0.18	$87,217	6.000	11.750	8.197	7.688	352.32	2.63	603	86.1
KS	$6,087,370	52	0.32	$117,065	6.375	12.000	8.086	7.577	348.99	2.66	619	87.8
KY	$8,221,601	76	0.43	$108,179	6.250	12.000	7.887	7.378	350.63	2.48	602	86.8
LA	$20,984,456	193	1.10	$108,728	5.875	11.875	7.769	7.260	335.37	2.52	608	82.0
ME	$7,380,986	59	0.39	$125,101	6.000	10.875	7.412	6.903	354.46	2.61	607	80.0
MD	$23,025,289	143	1.21	$161,016	5.750	10.625	7.595	7.086	354.71	2.47	593	80.6
MA	$101,021,613	507	5.32	$199,254	5.000	10.875	6.927	6.418	354.31	2.55	597	74.2
MI	$49,310,016	392	2.60	$125,791	5.750	11.750	7.752	7.243	351.91	2.64	598	82.7
MN	$22,358,150	138	1.18	$162,016	5.875	11.500	7.680	7.171	356.90	2.57	611	83.3
MS	$7,435,191	71	0.39	$104,721	6.250	11.500	7.965	7.456	336.44	2.67	600	86.5
MO	$25,362,931	227	1.34	$111,731	5.750	10.875	7.696	7.187	351.58	2.58	611	83.5
MT	$2,896,717	23	0.15	$125,944	6.000	10.250	7.290	6.781	352.74	2.70	585	77.1
NE	$1,810,073	21	0.10	$86,194	6.000	11.375	7.891	7.382	343.27	2.52	616	81.0
NV	$34,195,319	217	1.80	$157,582	5.250	10.500	7.250	6.741	355.91	2.66	616	85.5
NH	$25,076,442	152	1.32	$164,977	5.375	10.875	7.145	6.636	353.35	2.63	616	80.7
NJ	$58,393,865	331	3.07	$176,417	6.000	11.500	7.429	6.920	352.07	2.53	591	76.4
NM	$4,546,964	34	0.24	$133,734	6.375	10.375	7.850	7.341	352.06	2.51	612	83.6
NY	$98,121,423	480	5.17	$204,420	5.000	12.500	7.231	6.722	351.83	2.60	597	71.7
NC	$17,763,351	146	0.94	$121,667	6.000	12.500	7.897	7.388	351.33	2.57	600	85.0
ND	$348,325	4	0.02	$87,081	6.875	9.875	8.235	7.726	357.77	2.23	579	81.3
OH	$26,976,095	261	1.42	$103,357	5.750	12.625	7.999	7.490	350.43	2.61	599	84.4
OK	$10,345,160	104	0.54	$99,473	6.000	11.625	7.988	7.479	346.60	2.59	609	85.5
OR	$25,781,871	176	1.36	$146,488	4.750	9.375	7.089	6.580	353.48	2.72	622	80.7
PA	$32,914,865	264	1.73	$124,678	6.125	11.375	7.594	7.085	349.23	2.71	598	80.6
RI	$8,472,653	55	0.45	$154,048	6.000	11.000	7.631	7.122	355.42	2.56	592	75.6
SC	$8,071,847	72	0.42	$112,109	6.500	12.375	7.813	7.304	350.00	2.67	597	83.2
SD	$816,947	8	0.04	$102,118	6.875	9.000	7.621	7.112	315.04	2.73	643	81.5

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
TN	$26,951,107	238	1.42	$113,240	5.875	10.625	7.818	7.309	348.87	2.58	615	86.6
TX	$96,793,368	844	5.10	$114,684	5.500	11.875	7.746	7.237	344.17	2.64	604	83.0
UT	$19,034,705	133	1.00	$143,118	5.375	9.875	7.136	6.627	352.62	2.75	636	83.9
VT	$1,493,980	11	0.08	$135,816	7.000	9.250	7.983	7.474	357.13	2.87	591	82.9
VA	$33,291,560	220	1.75	$151,325	6.000	11.750	7.540	7.031	346.69	2.64	590	79.8
WA	$45,289,149	282	2.38	$160,600	5.125	11.375	7.075	6.566	355.44	2.74	619	82.7
WV	$1,736,452	17	0.09	$102,144	6.250	10.125	7.663	7.154	357.56	2.44	602	85.1
WI	$7,857,598	67	0.41	$117,278	6.500	11.625	7.928	7.419	352.21	2.49	594	82.6
WY	$1,933,779	17	0.10	$113,752	6.000	10.500	7.912	7.403	347.73	2.75	589	82.3
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$66,648,971	544	3.51	$122,516	3.000	11.625	7.006	6.497	335.49	2.65	599	41.3
50.01-55.00	$33,026,097	227	1.74	$145,489	5.000	11.000	6.962	6.453	349.11	2.59	594	52.6
55.01-60.00	$61,361,704	396	3.23	$154,954	5.125	12.750	7.042	6.533	345.03	2.61	587	58.0
60.01-65.00	$96,918,178	622	5.10	$155,817	5.250	12.000	7.135	6.626	344.68	2.66	583	63.0
65.01-70.00	$168,929,687	1,093	8.89	$154,556	5.000	12.625	7.123	6.614	351.36	2.68	583	68.6
70.01-75.00	$211,238,306	1,364	11.12	$154,867	2.125	12.000	7.229	6.720	350.52	2.62	585	73.8
75.01-80.00	$504,330,503	3,239	26.55	$155,706	4.875	12.000	7.024	6.515	352.99	2.63	618	79.4
80.01-85.00	$208,522,595	1,281	10.98	$162,781	5.000	12.250	7.171	6.662	352.55	2.68	608	84.1
85.01-90.00	$252,430,392	1,491	13.29	$169,303	5.500	11.750	7.397	6.888	353.61	2.67	620	89.4
90.01-95.00	$90,397,628	549	4.76	$164,659	5.375	12.125	7.706	7.197	355.55	2.67	622	94.4
95.01-100.00	$205,723,188	1,338	10.83	$153,754	4.750	12.500	8.000	7.491	356.76	2.63	632	99.7
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.01	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.875 - 3.500	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.501 - 5.000	$1,792,603	9	0.09	$199,178	4.750	5.000	4.897	4.388	330.33	2.76	704	70.9
5.001 - 5.500	$23,887,088	110	1.26	$217,155	5.125	5.500	5.405	4.896	356.14	2.94	678	70.1
5.501 - 6.000	$106,651,024	510	5.61	$209,120	5.625	6.000	5.881	5.372	351.62	2.79	647	74.6
6.001 - 6.500	$316,690,236	1,627	16.67	$194,647	6.125	6.500	6.372	5.863	353.17	2.65	627	75.9
6.501 - 7.000	$515,280,569	2,938	27.13	$175,385	6.625	7.000	6.831	6.322	350.96	2.65	609	77.8
7.001 - 7.500	$320,969,392	2,097	16.90	$153,061	7.125	7.500	7.340	6.831	351.98	2.67	601	79.0
7.501 - 8.000	$281,316,678	2,000	14.81	$140,658	7.625	8.000	7.823	7.314	351.43	2.60	595	81.9

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 8.500	$152,323,960	1,177	8.02	$129,417	8.125	8.500	8.336	7.827	352.19	2.62	591	83.9
8.501 - 9.000	$103,559,823	859	5.45	$120,559	8.625	9.000	8.791	8.282	352.32	2.57	590	86.6
9.001 - 9.500	$32,251,905	304	1.70	$106,092	9.125	9.500	9.326	8.817	350.72	2.52	583	85.7
9.501 - 10.000	$23,121,107	239	1.22	$96,741	9.625	10.000	9.811	9.302	349.40	2.55	582	85.8
10.001 - 10.500	$10,812,873	120	0.57	$90,107	10.125	10.500	10.335	9.826	348.52	2.57	576	82.0
10.501 - 11.000	$5,686,046	76	0.30	$74,816	10.625	11.000	10.829	10.320	348.89	2.99	581	84.7
11.001 - 11.500	$2,558,654	36	0.13	$71,074	11.125	11.500	11.339	10.830	338.71	2.49	583	86.6
11.501 - 12.000	$1,611,585	29	0.08	$55,572	11.625	12.000	11.804	11.295	353.26	2.45	568	81.8
12.001 - 12.500	$593,194	9	0.03	$65,910	12.125	12.500	12.277	11.768	357.66	2.34	597	92.6
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,472,242,924	9,557	77.51	$154,049	2.125	12.625	7.277	6.768	351.50	2.65	607	79.1
PUD	$208,687,809	1,232	10.99	$169,389	4.750	11.500	7.263	6.754	352.76	2.64	612	83.5
CONDO	$111,708,282	717	5.88	$155,800	4.875	12.750	7.165	6.656	354.75	2.63	619	80.7
2-4 UNITS	$86,198,141	416	4.54	$207,207	5.375	11.125	7.036	6.527	351.86	2.64	612	70.6
MANUF	$17,068,314	195	0.90	$87,530	5.875	12.125	7.955	7.446	343.93	2.59	612	73.9
HI CONDO	$3,621,780	27	0.19	$134,140	5.875	9.500	7.221	6.712	349.99	2.71	600	71.2
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,283,948,759	8,103	67.59	$158,454	2.125	12.750	7.190	6.681	350.10	2.64	598	75.8
PURCH	$490,538,379	3,150	25.82	$155,726	4.875	12.625	7.460	6.951	357.02	2.66	635	88.0
REFI	$125,040,113	891	6.58	$140,337	5.375	11.625	7.251	6.742	348.39	2.69	607	80.3
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,858,956,723	11,833	97.86	$157,099	2.125	12.750	7.259	6.750	351.85	2.65	608	79.5
NOO	$32,115,866	246	1.69	$130,552	5.250	12.000	7.494	6.985	347.17	2.69	622	68.8



Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2ND HM	$8,454,662	65	0.45	$130,072	5.500	11.875	7.458	6.949	352.07	2.61	619	69.7
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
121 - 180	$58,429,160	522	3.08	$111,933	5.000	11.875	7.346	6.837	177.27	2.68	607	69.7
301 - 360	$1,841,098,091	11,622	96.92	$158,415	2.125	12.750	7.261	6.752	357.31	2.65	608	79.6
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,328,168,160	8,824	69.92	$150,518	2.125	12.750	7.323	6.814	351.97	2.65	599	80.3
STATED	$565,335,397	3,282	29.76	$172,253	5.000	12.125	7.123	6.614	351.42	2.65	629	76.9
SIMPLE	$6,023,694	38	0.32	$158,518	6.250	10.250	7.522	7.013	341.72	2.57	590	65.3
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$1,574,081	9	0.08	$174,898	5.750	7.500	6.159	5.650	350.95	3.21	805	68.0
781 - 800	$3,342,412	18	0.18	$185,690	5.500	8.000	6.201	5.692	356.88	3.12	788	73.6
761 - 780	$8,143,760	44	0.43	$185,085	3.000	8.750	6.202	5.693	350.93	2.90	770	73.1
741 - 760	$14,502,476	80	0.76	$181,281	5.375	9.500	6.667	6.158	344.66	2.92	750	80.8
721 - 740	$17,760,491	110	0.93	$161,459	5.000	10.875	6.778	6.269	354.66	2.77	730	80.7
701 - 720	$39,468,082	220	2.08	$179,400	5.000	9.000	6.735	6.226	352.66	2.71	710	81.5
681 - 700	$79,545,503	457	4.19	$174,060	5.125	11.125	6.757	6.248	352.46	2.69	689	81.9
661 - 680	$137,555,111	823	7.24	$167,139	4.875	11.500	6.843	6.334	351.94	2.67	670	82.2
641 - 660	$208,299,100	1,255	10.97	$165,975	5.000	12.125	6.985	6.476	351.18	2.68	650	82.2
621 - 640	$243,419,575	1,491	12.81	$163,259	5.000	12.500	7.159	6.650	352.20	2.68	630	82.8
601 - 620	$266,024,462	1,700	14.00	$156,485	5.250	12.500	7.334	6.825	351.90	2.62	610	82.2
581 - 600	$291,183,671	1,856	15.33	$156,888	4.750	12.125	7.430	6.921	352.46	2.63	591	81.0
561 - 580	$216,184,687	1,462	11.38	$147,869	5.375	12.125	7.409	6.900	350.99	2.64	570	77.0
541 - 560	$173,524,196	1,194	9.14	$145,330	2.125	12.000	7.481	6.972	351.75	2.60	551	73.0
521 - 540	$125,391,928	907	6.60	$138,249	5.875	12.250	7.721	7.212	350.43	2.55	531	70.5
501 - 520	$68,025,620	478	3.58	$142,313	5.750	12.750	7.832	7.323	352.54	2.63	511	68.5

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
500 or Less	$4,009,241	26	0.21	$154,202	6.250	10.250	7.676	7.167	357.30	2.70	497	69.2
NOT SCORED	$1,572,855	14	0.08	$112,347	5.750	10.375	7.598	7.089	339.99	2.86	N/A	65.0
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,210,110,173	7,398	63.71	$163,573	3.000	12.500	7.144	6.635	352.42	2.66	634	82.7
A-	$224,669,197	1,509	11.83	$148,886	5.250	11.875	7.333	6.824	349.58	2.63	577	77.3
B	$216,423,995	1,484	11.39	$145,838	2.125	12.000	7.356	6.847	350.90	2.68	572	74.1
C	$165,548,044	1,161	8.72	$142,591	5.875	12.000	7.600	7.091	350.55	2.58	547	69.6
C-	$70,128,317	504	3.69	$139,143	6.000	12.750	7.837	7.328	352.71	2.61	526	67.5
D	$12,647,525	88	0.67	$143,722	6.250	11.625	8.353	7.844	354.69	2.45	545	61.4
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$561,214,799	3,697	29.54	$151,803	3.000	12.500	7.483	6.974	351.68	2.58	599	78.2
6	$377,578	1	0.02	$377,578	7.250	7.250	7.250	6.741	352.00	8.00	543	80.0
12	$68,685,593	344	3.62	$199,667	5.000	10.500	7.091	6.582	354.92	2.62	624	76.0
21	$93,056	1	0.00	$93,056	9.375	9.375	9.375	8.866	358.00	2.00	562	87.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
24	$118,547,005	667	6.24	$177,732	2.125	11.375	7.226	6.717	355.13	2.67	612	80.5
26	$305,224	1	0.02	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
36	$684,342,100	4,414	36.03	$155,039	4.750	12.750	7.215	6.706	355.80	2.65	611	82.4
60	$465,782,621	3,018	24.52	$154,335	5.000	12.125	7.107	6.598	344.63	2.72	612	76.1
	$1,899,527,251	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Range of Months to Roll (Excludes 5,208 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	3	$207,457	2	0.02	$103,728	7.250	7.875	7.546	7.037	348.52	11.48	579	87.9
13 - 18	17	$966,006	5	0.09	$193,201	4.875	10.625	7.392	6.883	352.66	7.34	630	82.1
19 - 24	21	$86,471,411	506	7.95	$170,892	4.750	11.375	7.386	6.877	357.38	2.62	614	82.9
25 - 31	30	$5,805,444	41	0.53	$141,596	6.000	11.500	7.638	7.129	353.88	6.12	609	83.4
32 - 37	33	$993,818,767	6,382	91.41	$155,722	2.125	12.750	7.344	6.835	357.42	2.58	605	81.9
	32	**$1,087,269,085**	**6,936**	**100.00**	**$156,757**	**2.125**	**12.750**	**7.349**	**6.840**	**357.40**	**2.60**	**606**	**82.0**

Group 1 (Aggregate ARM and Fixed): $1,899,527,251
Detailed Report

Range of Margin (Excludes 5,208 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
3.001 - 4.000	$678,811	4	0.04	$169,703	4.750	6.750	5.039	4.530	356.42	3.58	734	57.0
4.001 - 5.000	$35,748,054	176	1.88	$203,114	5.125	7.625	5.836	5.327	356.93	3.07	650	77.5
5.001 - 6.000	$635,470,205	3,948	33.45	$160,960	4.750	12.500	7.204	6.695	357.65	2.35	610	80.8
6.001 - 7.000	$246,331,029	1,623	12.97	$151,775	6.000	12.750	7.471	6.962	357.03	2.97	603	83.0
7.001 - 8.000	$169,040,987	1,185	8.90	$142,651	2.125	12.625	8.046	7.537	357.06	2.94	585	86.0
NA	$812,258,166	5,208	42.76	$155,964	3.000	12.250	7.150	6.641	344.24	2.71	611	75.5
3.407	**$1,899,527,251**	**12,144**	**100.00**	**$156,417**	**2.125**	**12.750**	**7.264**	**6.755**	**351.77**	**2.65**	**608**	**79.2**

Range of Maximum Rates (Excludes 5,208 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$148,358	1	0.01	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
11.501 - 12.000	$1,233,684	7	0.11	$176,241	4.750	5.000	4.851	4.342	357.13	2.87	696	67.9
12.001 - 12.500	$12,942,411	58	1.19	$223,145	5.125	5.500	5.339	4.830	357.25	2.75	665	77.9
12.501 - 13.000	$55,008,866	268	5.06	$205,257	5.625	6.000	5.887	5.378	357.34	2.66	642	78.7
13.001 - 13.500	$171,531,436	903	15.78	$189,957	6.125	6.500	6.356	5.847	357.38	2.62	623	77.9
13.501 - 14.000	$253,244,536	1,456	23.29	$173,932	6.625	7.000	6.831	6.322	357.40	2.60	606	80.2
14.001 - 14.500	$193,590,422	1,240	17.81	$156,121	7.125	7.500	7.330	6.821	357.36	2.64	603	81.5
14.501 - 15.000	$176,086,327	1,198	16.20	$146,984	6.000	8.000	7.823	7.314	357.43	2.57	596	84.2
15.001 - 15.500	$99,938,993	741	9.19	$134,870	8.125	8.500	8.334	7.825	357.40	2.60	591	86.1
15.501 - 16.000	$72,393,008	572	6.66	$126,561	8.375	9.000	8.795	8.286	357.45	2.55	590	88.7
16.001 - 16.500	$21,049,208	185	1.94	$113,780	9.125	9.500	9.336	8.827	357.48	2.52	585	87.5
16.501 - 17.000	$15,898,556	151	1.46	$105,288	9.625	10.000	9.803	9.294	357.49	2.51	582	88.3
17.000 - 17.500	$7,672,714	75	0.71	$102,303	10.125	10.500	10.333	9.824	357.50	2.50	576	83.4
17.501 - 18.000	$3,929,927	44	0.36	$89,317	10.625	11.000	10.842	10.333	356.87	3.13	586	88.0
18.001 - 18.500	$1,102,905	14	0.10	$78,779	11.125	11.500	11.402	10.893	357.61	2.39	583	88.2
18.501 - 19.000	$963,549	15	0.09	$64,237	11.625	12.000	11.761	11.252	357.59	2.41	569	84.6
19.001 - 19.500	$447,391	6	0.04	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.01	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
14.349	**$1,087,269,085**	**6,936**	**100.00**	**$156,757**	**2.125**	**12.750**	**7.349**	**6.840**	**357.40**	**2.60**	**606**	**82.0**

Next Interest Adjustment Date (Excludes 5,208 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
04/04	$98,378	1	0.01	$98,378	7.875	7.875	7.875	7.366	338.00	22.00	567	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
03/05	$219,519	1	0.02	$219,519	10.625	10.625	10.625	10.116	349.00	11.00	646	89.3
07/05	$200,245	1	0.02	$200,245	6.875	6.875	6.875	6.366	353.00	7.00	609	85.0

Group 1 (Aggregate ARM and Fixed): $1,899,527,251

Detailed Report

Next Interest Adjustment Date (Excludes 5,208 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
08/05	$546,242	3	0.05	$182,081	4.875	7.625	6.282	5.773	354.00	6.00	631	78.1
09/05	$189,710	1	0.02	$189,710	7.000	7.000	7.000	6.491	355.00	5.00	634	90.7
10/05	$6,493,318	33	0.60	$196,767	6.000	10.250	7.047	6.538	356.00	4.00	627	84.5
11/05	$39,891,979	236	3.67	$169,034	5.625	10.750	7.421	6.912	357.00	3.00	611	83.4
12/05	$39,896,404	236	3.67	$169,053	4.750	11.375	7.408	6.899	358.00	2.00	615	82.1
03/06	$342,372	3	0.03	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
07/06	$523,206	4	0.05	$130,801	6.750	11.500	7.350	6.841	353.00	7.00	587	80.6
08/06	$3,397,127	24	0.31	$141,547	6.000	9.875	7.425	6.916	354.00	6.00	611	84.0
09/06	$1,542,739	10	0.14	$154,274	7.000	10.375	8.266	7.757	355.00	5.00	617	81.8
10/06	$52,491,248	318	4.83	$165,067	5.125	11.000	7.122	6.613	356.00	4.00	619	83.4
11/06	$468,888,672	3,035	43.13	$154,494	2.125	12.750	7.334	6.825	357.00	3.00	606	82.2
12/06	$470,988,660	3,017	43.32	$156,112	4.875	12.500	7.376	6.867	358.00	2.00	602	81.5
01/07	$1,450,187	12	0.13	$120,849	7.250	11.500	8.416	7.907	359.00	1.00	583	89.2
	$1,087,269,085	**6,936**	**100.00**	**$156,757**	**2.125**	**12.750**	**7.349**	**6.840**	**357.40**	**2.60**	**606**	**82.0**


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Summary of Loans in Statistic Calculation Pool **(As of Calculation Date)**		**Range**		
Total Number of Loans	19,470			
Total Outstanding Loan Balance	$3,307,913,377			
Average Loan Balance	$169,898	$11,478	to	$998,355
WA Mortgage Rate	7.220%	2.125%	to	13.750%
Net WAC	6.711%	1.616%	to	13.241%
ARM Characteristics				
WA Gross Margin	6.015%	2.750%	to	15.250%
WA Months to First Roll	30	1	to	35
WA First Periodic Cap	1.661%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.451%	1.000%	to	3.000%
WA Lifetime Cap	14.175%	9.125%	to	20.375%
WA Lifetime Floor	7.316%	1.000%	to	13.375%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	351	101	to	359
WA LTV	79.53%	7.49%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	616			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.80%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.70%	SFR: 79.22%	FULL DOC: 68.88%	RFCO: 64.54%	OOC: 97.97%	A: 68.05%	0: 25.20%
FL: 6.90%	PUD: 11.70%	STATED: 30.67%	PURCH: 27.84%	NOO: 1.63%	A-: 11.11%	6: 0.07%
MA: 4.67%	CONDO: 4.98%	SIMPLE: 0.45%	REFI: 7.62%	2ND: 0.41%	B: 10.21%	9: 0.01%
NY: 4.54%	2-4 UNIT: 3.40%				C: 7.11%	12: 5.24%
TX: 4.14%	MANUF: 0.53%				C-: 3.09%	13: 0.06%
					D: 0.43%	21: 0.01%
						22: 0.01%
						23: 0.00%
						24: 12.39%
						Truncated...

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$651,639	4	0.02	$162,910	6.510	9.125	6.979	6.470	330.00	11.35	623	81.5
2/28 LIBOR	$471,404,591	2,763	14.25	$170,613	4.750	13.250	7.276	6.767	356.54	3.46	627	82.3
3/27 LIBOR	$1,531,037,595	9,016	46.28	$169,813	2.125	13.375	7.334	6.825	357.26	2.74	607	82.0
FIXED 10YR	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
FIXED 15YR - CC	$2,972,741	27	0.09	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$82,237,528	696	2.49	$118,157	4.500	12.000	7.200	6.691	176.82	3.11	616	69.4
FIXED 20YR	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
FIXED 30YR - CC	$35,112,435	224	1.06	$156,752	6.000	11.375	8.094	7.585	357.23	2.58	591	77.6
FIXED 30YR	$1,165,234,119	6,593	35.23	$176,738	3.000	13.750	7.017	6.508	356.88	3.02	624	76.0
FIX30/15 BAL	$11,265,899	78	0.34	$144,435	5.850	9.990	7.586	7.077	175.78	4.22	628	76.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.00	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$2,003,026,286	11,782	60.55	$170,007	2.125	13.375	7.320	6.811	357.09	2.91	612	82.1
Fixed 120	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
Fixed 180	$96,476,169	801	2.92	$120,445	4.500	12.000	7.277	6.768	176.71	3.22	616	70.2
Fixed 240	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
Fixed 360	$1,200,346,554	6,817	36.29	$176,081	3.000	13.750	7.049	6.540	356.89	3.01	623	76.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$100,123	5	0.00	$20,025	6.750	12.000	9.895	9.386	247.47	11.60	622	54.6
$25000.01 - $50000	$20,697,966	472	0.63	$43,852	5.100	13.750	8.979	8.470	321.58	3.24	595	68.5
$50000.01 - $75000	117,125,253	1,818	3.54	$64,425	4.950	12.500	8.292	7.783	339.11	3.02	605	76.6
$75000.01 - $100000	233,821,630	2,638	7.07	$88,636	5.000	11.750	7.813	7.304	345.20	2.95	603	77.9
$100000.01 - $ 150000	627,179,757	5,025	18.96	$124,812	2.125	11.625	7.593	7.084	350.41	2.98	609	80.3
$150000.01 - $ 200000	674,768,682	3,881	20.40	$173,865	3.000	12.125	7.213	6.704	352.54	2.94	612	79.4
$200000.01 - $ 250000	512,855,154	2,291	15.50	$223,856	4.550	10.625	7.035	6.526	352.32	2.99	615	79.5
$250000.01 - $ 300000	390,769,394	1,429	11.81	$273,457	4.800	12.375	6.958	6.449	353.48	2.92	622	80.4
$300000.01 - $ 350000	265,969,561	819	8.04	$324,749	4.750	10.250	6.814	6.305	354.71	2.96	630	81.0
$350000.01 - $ 400000	204,479,072	544	6.18	$375,881	4.375	10.000	6.798	6.289	353.90	2.96	630	80.1
$400000.01 - $ 450000	109,195,875	257	3.30	$424,887	4.900	10.750	6.775	6.266	355.68	2.95	636	80.7

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$450000.01 - $ 500000	$89,605,921	187	2.71	$479,176	4.550	8.750	6.600	6.091	353.14	2.98	635	77.3
$500000.01 - $ 550000	$25,774,918	49	0.78	$526,019	5.375	8.750	6.652	6.143	357.20	2.80	627	78.1
$550000.01 - $ 600000	$19,807,489	34	0.60	$582,573	5.500	9.375	6.872	6.363	357.12	2.88	621	76.1
$600000.01 - $ 650000	$3,199,610	5	0.10	$639,922	5.875	6.250	5.999	5.490	357.39	2.61	647	78.0
$650000.01 - $ 700000	$4,045,340	6	0.12	$674,223	5.875	7.875	6.487	5.978	357.17	2.83	628	69.4
$700000.01 - $ 750000	$718,528	1	0.02	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.07	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$1,658,682	2	0.05	$829,341	6.375	6.500	6.438	5.929	357.49	2.51	639	70.0
$850000.01 - $ 900000	$874,310	1	0.03	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$900000.01 - $ 950000	$937,617	1	0.03	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$1,994,148	2	0.06	$997,074	5.750	7.000	6.376	5.867	357.00	3.00	630	67.3
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$18,053,578	179	0.55	$100,858	5.875	12.375	8.209	7.700	344.52	2.98	605	85.9
AK	$1,872,712	12	0.06	$156,059	6.875	10.625	8.313	7.804	357.47	2.53	592	86.4
AZ	$53,008,977	378	1.60	$140,235	5.300	12.125	7.365	6.856	352.52	3.15	626	83.2
AR	$10,960,177	102	0.33	$107,453	5.750	12.000	8.107	7.598	349.03	2.88	606	88.1
CA	$1,213,942,408	5,402	36.70	$224,721	2.125	13.625	6.774	6.265	353.19	2.99	626	77.0
CO	$58,013,970	318	1.75	$182,434	4.500	10.875	7.170	6.661	353.57	2.86	625	83.1
CT	$39,062,596	232	1.18	$168,373	5.125	11.250	7.608	7.099	351.44	2.92	594	78.9
DE	$5,043,152	35	0.15	$144,090	5.875	9.625	7.827	7.318	350.40	2.92	590	83.4
DC	$3,970,484	18	0.12	$220,582	6.250	9.500	7.452	6.943	356.71	3.29	588	74.8
FL	$228,383,591	1,613	6.90	$141,589	4.750	11.875	7.468	6.959	350.93	2.81	611	82.4
GA	$70,734,655	501	2.14	$141,187	5.625	11.750	8.049	7.540	352.23	2.83	604	84.1
HI	$42,123,208	172	1.27	$244,902	3.000	9.875	6.833	6.324	352.28	3.32	636	79.3
ID	$11,777,307	99	0.36	$118,963	5.125	11.250	7.607	7.098	352.29	2.73	610	81.1
IL	$87,379,657	547	2.64	$159,743	5.125	10.875	7.523	7.014	351.46	2.94	611	80.6
IN	$26,574,965	273	0.80	$97,344	5.300	13.375	7.840	7.331	346.31	3.10	615	84.8
IA	$5,151,932	58	0.16	$88,826	5.350	11.750	8.126	7.617	353.65	2.92	616	87.1
KS	$13,492,879	108	0.41	$124,934	6.000	12.000	7.933	7.424	348.41	3.24	627	86.8
KY	$18,774,876	172	0.57	$109,156	5.740	12.000	7.878	7.369	349.69	2.93	607	85.3
LA	$27,655,441	246	0.84	$112,420	5.000	11.875	7.676	7.167	338.47	2.84	613	82.5
ME	$9,807,397	76	0.30	$129,045	5.625	10.875	7.525	7.016	354.19	2.75	609	79.6
MD	$56,480,252	323	1.71	$174,861	5.125	11.250	7.448	6.939	351.03	2.98	605	81.0
MA	$154,480,350	726	4.67	$212,783	5.000	11.000	6.908	6.399	353.69	2.85	599	74.7
MI	$105,571,954	845	3.19	$124,937	5.100	11.900	7.711	7.202	350.54	3.12	612	82.0
MN	$43,264,345	255	1.31	$169,664	5.500	11.500	7.581	7.072	354.60	3.08	619	83.5
MS	$11,069,760	104	0.33	$106,440	6.250	11.500	7.917	7.408	337.78	2.81	608	84.3

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MO	$53,980,064	464	1.63	$116,336	5.400	11.575	7.871	7.362	351.01	2.95	616	83.6
MT	$3,645,951	28	0.11	$130,213	6.000	10.250	7.293	6.784	353.52	2.86	594	78.1
NE	$2,722,652	31	0.08	$87,827	6.000	11.375	8.040	7.531	347.72	2.83	614	83.2
NV	$54,031,913	325	1.63	$166,252	5.250	10.500	7.257	6.748	353.74	2.91	624	84.7
NH	$32,721,042	191	0.99	$171,314	5.375	10.875	7.163	6.654	353.14	2.86	612	79.7
NJ	$96,917,377	497	2.93	$195,005	4.500	11.500	7.459	6.950	347.05	2.84	596	75.6
NM	$7,988,648	57	0.24	$140,152	6.350	10.375	7.695	7.186	351.52	2.92	618	82.9
NY	$150,143,660	665	4.54	$225,780	5.000	12.500	7.166	6.657	349.37	2.86	605	72.7
NC	$29,672,191	242	0.90	$122,612	5.750	12.500	7.886	7.377	350.40	2.85	607	85.2
ND	$395,470	5	0.01	$79,094	6.875	10.875	8.550	8.041	357.80	2.20	574	80.0
OH	$37,479,773	357	1.13	$104,985	5.300	13.750	7.906	7.397	349.66	2.92	608	85.0
OK	$17,722,900	169	0.54	$104,869	5.300	11.625	7.775	7.266	348.11	3.05	625	85.3
OR	$42,746,558	284	1.29	$150,516	4.750	9.375	7.003	6.494	354.32	3.00	630	80.9
PA	$47,427,164	363	1.43	$130,653	5.490	11.375	7.580	7.071	346.77	2.95	600	80.6
RI	$11,116,652	72	0.34	$154,398	6.000	11.000	7.663	7.154	352.51	2.76	595	76.6
SC	$14,262,307	128	0.43	$111,424	6.500	12.375	7.952	7.443	343.14	3.00	600	83.5
SD	$1,185,016	12	0.04	$98,751	6.875	9.750	7.913	7.404	328.07	2.82	641	85.0
TN	$42,529,855	353	1.29	$120,481	5.150	10.990	7.869	7.360	348.10	2.92	618	87.1
TX	$137,043,920	1,151	4.14	$119,065	5.500	11.875	7.821	7.312	346.49	2.98	610	83.5
UT	$26,031,248	181	0.79	$143,819	5.375	10.000	7.226	6.717	353.10	2.98	637	84.2
VT	$1,609,956	12	0.05	$134,163	7.000	9.250	7.930	7.421	357.12	2.88	587	82.2
VA	$70,668,007	409	2.14	$172,782	5.375	11.750	7.398	6.889	346.62	3.02	601	80.5
WA	$86,242,435	488	2.61	$176,726	4.550	11.375	6.986	6.477	354.11	3.13	632	82.5
WV	$3,549,580	34	0.11	$104,399	6.200	11.250	7.927	7.418	351.25	2.98	609	82.3
WI	$16,848,565	134	0.51	$125,736	5.480	11.625	8.087	7.578	350.93	3.07	604	82.7
WY	$2,579,851	24	0.08	$107,494	6.000	13.250	8.042	7.533	350.04	2.83	594	83.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$111,481,311	845	3.37	$131,931	3.000	11.625	6.907	6.398	336.97	3.04	614	41.1
50.01-55.00	$55,447,212	339	1.68	$163,561	4.990	11.600	6.822	6.313	346.68	2.92	603	52.6
55.01-60.00	$98,707,144	596	2.98	$165,616	4.550	12.750	6.917	6.408	342.99	2.99	600	58.0
60.01-65.00	$155,292,896	918	4.69	$169,164	4.500	13.625	7.071	6.562	344.06	2.93	594	63.0
65.01-70.00	$272,526,334	1,620	8.24	$168,226	4.990	12.625	7.101	6.592	350.67	2.95	591	68.6
70.01-75.00	$337,315,820	2,027	10.20	$166,411	2.125	12.000	7.158	6.649	349.40	2.95	595	73.8
75.01-80.00	$942,371,472	5,515	28.49	$170,874	4.375	12.000	6.941	6.432	352.90	2.98	628	79.5
80.01-85.00	$368,674,775	2,067	11.15	$178,362	4.450	12.250	7.166	6.657	352.20	2.95	611	84.1
85.01-90.00	$479,806,425	2,582	14.50	$185,827	5.500	12.000	7.403	6.894	353.25	2.95	625	89.4
90.01-95.00	$158,684,589	881	4.80	$180,119	5.375	12.125	7.713	7.204	355.16	2.92	626	94.4

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
95.01-100.00	$327,605,398	2,080	9.90	$157,503	4.750	13.750	8.075	7.566	356.45	2.92	633	99.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.00	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.501 - 3.000	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.001 - 4.500	$1,024,336	4	0.03	$256,084	4.375	4.500	4.436	3.927	328.20	4.46	710	69.6
4.501 - 5.000	$9,842,868	43	0.30	$228,904	4.550	5.000	4.897	4.388	346.53	4.01	713	65.5
5.001 - 5.500	$66,800,633	271	2.02	$246,497	5.050	5.500	5.386	4.877	352.75	3.57	692	71.0
5.501 - 6.000	$254,309,600	1,069	7.69	$237,895	5.550	6.000	5.864	5.355	352.04	3.18	658	74.6
6.001 - 6.500	$576,064,347	2,631	17.41	$218,953	6.050	6.500	6.363	5.854	352.64	2.90	635	76.5
6.501 - 7.000	$821,955,579	4,317	24.85	$190,400	6.510	7.000	6.828	6.319	350.80	2.89	617	78.2
7.001 - 7.500	$521,474,963	3,166	15.76	$164,711	7.020	7.500	7.333	6.824	351.35	2.95	608	79.9
7.501 - 8.000	$464,520,971	3,134	14.04	$148,220	7.525	8.000	7.819	7.310	350.84	2.92	600	82.3
8.001 - 8.500	$251,692,522	1,844	7.61	$136,493	8.020	8.500	8.334	7.825	351.93	2.90	595	84.0
8.501 - 9.000	$182,387,835	1,438	5.51	$126,834	8.520	9.000	8.792	8.283	351.34	2.91	591	86.1
9.001 - 9.500	$69,822,810	621	2.11	$112,436	9.030	9.500	9.310	8.801	350.57	3.23	582	86.2
9.501 - 10.000	$50,471,975	484	1.53	$104,281	9.525	10.000	9.811	9.302	351.48	2.89	578	86.6
10.001 - 10.500	$18,809,322	203	0.57	$92,657	10.025	10.500	10.326	9.817	350.49	3.06	580	84.4
10.501 - 11.000	$11,505,942	138	0.35	$83,376	10.550	11.000	10.792	10.283	351.19	3.14	577	85.8
11.001 - 11.500	$3,810,537	52	0.12	$73,280	11.050	11.500	11.293	10.784	340.12	2.89	574	84.3
11.501 - 12.000	$1,977,315	37	0.06	$53,441	11.575	12.000	11.800	11.291	352.10	2.96	563	80.9
12.001 - 12.500	$852,773	10	0.03	$85,277	12.125	12.500	12.306	11.797	356.55	3.45	571	84.2
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
13.001 - 13.500	$95,278	2	0.00	$47,639	13.250	13.375	13.313	12.804	357.00	3.00	552	82.6
13.501 - 14.000	$73,256	2	0.00	$36,628	13.625	13.750	13.675	13.166	357.00	3.00	591	77.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$2,620,663,391	15,681	79.22	$167,123	2.125	13.750	7.228	6.719	351.02	2.97	615	79.4
PUD	$387,041,337	1,990	11.70	$194,493	4.375	11.500	7.196	6.687	353.35	2.92	620	83.1
CONDO	$164,804,299	1,009	4.98	$163,334	4.875	13.625	7.148	6.639	354.40	2.91	626	80.8
2-4 UNITS	$112,368,923	556	3.40	$202,102	5.050	11.900	7.101	6.592	351.41	2.91	617	70.7
MANUF	$17,664,743	197	0.53	$89,669	5.875	12.125	7.914	7.405	344.37	2.61	612	73.6

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
HI CONDO	$5,370,684	37	0.16	$145,154	5.875	9.990	7.261	6.752	350.75	2.98	612	71.4
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$2,134,968,691	12,436	64.54	$171,676	2.125	13.625	7.177	6.668	349.87	2.89	605	76.4
PURCH	$920,877,380	5,464	27.84	$168,535	4.375	13.750	7.349	6.840	356.00	3.05	642	86.9
REFI	$252,067,306	1,570	7.62	$160,552	4.450	12.375	7.114	6.605	348.08	3.17	621	79.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$3,240,702,444	18,945	97.97	$171,058	2.125	13.750	7.215	6.706	351.57	2.96	616	79.7
NOO	$53,756,365	435	1.63	$123,578	5.050	13.625	7.489	6.980	345.76	3.09	634	70.1
2ND HM	$13,454,567	90	0.41	$149,495	5.500	13.250	7.286	6.777	342.63	2.91	623	69.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$678,325	12	0.02	$56,527	7.090	12.000	8.899	8.390	113.54	15.42	599	68.6
121 - 180	$96,439,556	799	2.92	$120,700	4.500	11.875	7.276	6.767	176.74	3.19	616	70.2
181 - 300	$7,641,669	61	0.23	$125,273	4.990	10.550	7.210	6.701	237.19	6.15	630	74.1
301 - 360	$3,203,153,828	18,598	96.83	$172,231	2.125	13.750	7.218	6.709	357.02	2.94	616	79.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$2,278,503,898	13,964	68.88	$163,170	2.125	13.750	7.261	6.752	351.49	2.96	608	80.5
STATED	$1,014,548,141	5,419	30.67	$187,221	5.000	12.125	7.129	6.620	351.35	2.96	635	77.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SIMPLE	$14,861,338	87	0.45	$170,820	4.900	10.250	7.050	6.541	349.87	3.15	623	70.5
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$4,093,145	22	0.12	$186,052	4.990	7.500	5.974	5.465	346.39	3.56	805	69.0
781 - 800	$15,097,926	70	0.46	$215,685	4.500	8.000	5.920	5.411	353.21	3.85	790	69.1
761 - 780	$30,226,849	141	0.91	$214,375	3.000	8.750	6.114	5.605	349.91	3.82	770	73.0
741 - 760	$46,296,351	231	1.40	$200,417	4.450	9.500	6.351	5.842	345.42	3.52	750	78.2
721 - 740	$51,551,168	278	1.56	$185,436	4.625	10.875	6.585	6.076	353.58	3.28	730	79.8
701 - 720	$91,416,667	483	2.76	$189,268	4.990	9.990	6.604	6.095	350.71	3.24	710	81.1
681 - 700	$156,466,682	844	4.73	$185,387	4.800	11.125	6.673	6.164	350.96	3.16	690	81.1
661 - 680	$264,909,919	1,464	8.01	$180,949	4.850	11.500	6.823	6.314	352.25	3.06	670	82.2
641 - 660	$390,332,834	2,151	11.80	$181,466	4.990	12.125	6.954	6.445	350.53	2.99	650	81.9
621 - 640	$441,277,058	2,479	13.34	$178,006	4.375	12.500	7.113	6.604	351.44	2.97	630	82.4
601 - 620	$460,631,750	2,676	13.93	$172,134	5.250	13.375	7.327	6.818	352.37	2.93	610	82.1
581 - 600	$481,023,361	2,863	14.54	$168,014	4.750	13.750	7.496	6.987	352.01	2.87	591	81.8
561 - 580	$337,006,851	2,119	10.19	$159,041	5.375	12.125	7.439	6.930	351.21	2.84	570	77.0
541 - 560	$261,702,948	1,712	7.91	$152,864	2.125	12.000	7.544	7.035	351.75	2.81	551	73.3
521 - 540	$173,876,820	1,234	5.26	$140,905	5.875	12.250	7.818	7.309	349.83	2.75	531	70.7
501 - 520	$93,763,506	646	2.83	$145,145	5.750	13.250	8.049	7.540	352.49	2.78	511	68.9
500 or Less	$6,517,374	42	0.20	$155,176	6.250	11.370	8.103	7.594	349.00	3.13	496	68.5
NOT SCORED	$1,722,169	15	0.05	$114,811	5.750	10.375	7.665	7.156	341.55	2.78	N/A	65.0
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$2,250,927,637	12,587	68.05	$178,830	3.000	13.750	7.076	6.567	351.90	3.01	641	82.3
A-	$367,626,310	2,238	11.11	$164,266	4.990	11.875	7.324	6.815	349.90	2.86	581	77.3
B	$337,642,513	2,211	10.21	$152,710	2.125	12.000	7.441	6.932	350.92	2.90	572	74.3
C	$235,301,553	1,620	7.11	$145,248	5.625	12.000	7.687	7.178	349.49	2.79	548	69.8
C-	$102,206,170	719	3.09	$142,150	6.000	13.250	8.058	7.549	352.54	2.83	526	67.9
D	$14,209,193	95	0.43	$149,570	6.250	11.625	8.377	7.868	354.21	2.50	545	61.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$833,465,037	5,084	25.20	$163,939	3.000	13.625	7.501	6.992	351.00	2.80	604	78.8
6	$2,395,241	15	0.07	$159,683	6.000	10.250	7.180	6.671	354.74	5.26	639	84.0
9	$308,118	2	0.01	$154,059	7.200	8.350	7.864	7.355	356.00	4.00	661	78.6
12	$173,279,007	802	5.24	$216,059	5.000	10.890	7.101	6.592	351.46	3.17	621	75.8
13	$1,828,690	11	0.06	$166,245	6.125	8.500	7.151	6.642	356.46	3.54	648	74.3
21	$334,123	2	0.01	$167,062	7.375	9.375	7.932	7.423	355.84	4.16	555	81.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
23	$93,690	1	0.00	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$409,721,259	2,196	12.39	$186,576	2.125	13.250	7.119	6.610	355.46	3.27	628	81.5
26	$305,224	1	0.01	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
30	$788,394	4	0.02	$197,099	7.150	7.850	7.486	6.977	356.00	4.00	583	84.3
33	$797,685	4	0.02	$199,421	6.375	9.125	7.568	7.059	355.83	4.17	644	90.3
35	$196,264	1	0.01	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$1,316,260,254	7,947	39.79	$165,630	4.375	13.375	7.173	6.664	353.08	3.01	620	81.4
42	$50,920	1	0.00	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.00	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.00	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8
60	$567,737,726	3,396	17.16	$167,178	5.000	13.750	7.025	6.516	345.33	2.77	616	75.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months to Roll (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$799,022	6	0.04	$133,170	6.510	10.250	7.290	6.781	330.37	14.41	615	81.8
7 - 12	12	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
13 - 18	18	$16,480,265	112	0.82	$147,145	4.875	12.375	7.434	6.925	353.56	6.44	626	83.0
19 - 24	21	$454,539,049	2,647	22.69	$171,719	4.750	13.250	7.270	6.761	356.66	3.34	627	82.3
25 - 31	30	$21,927,186	130	1.09	$168,671	4.550	11.500	7.001	6.492	354.49	5.51	631	80.4
32 - 37	33	$1,509,061,404	8,885	75.34	$169,844	2.125	13.375	7.338	6.829	357.30	2.70	607	82.0
	30	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$446,551	3	0.01	$148,850	5.375	7.500	6.386	5.877	354.47	5.53	625	85.4
3.001 - 4.000	$4,837,792	24	0.15	$201,575	4.375	6.775	5.392	4.883	356.11	3.89	694	76.0
4.001 - 5.000	$72,620,903	314	2.20	$231,277	4.550	8.750	5.887	5.378	356.66	3.34	655	78.1
5.001 - 6.000	$1,170,039,015	6,679	35.37	$175,182	4.750	12.500	7.157	6.648	357.33	2.67	616	81.0
6.001 - 7.000	$395,668,716	2,294	11.96	$172,480	5.250	12.750	7.318	6.809	356.74	3.23	610	82.6
7.001 - 8.000	$266,847,018	1,730	8.07	$154,247	2.125	13.375	7.932	7.423	356.80	3.20	595	85.5

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 9.000	$74,482,137	570	2.25	$130,670	6.250	11.125	8.652	8.143	356.56	3.44	588	87.3
9.001 - 10.000	$14,904,463	131	0.45	$113,775	7.625	11.000	9.489	8.980	356.58	3.42	576	85.9
10.001 - 11.000	$2,703,222	31	0.08	$87,201	9.410	11.950	10.467	9.958	356.29	3.71	570	87.1
11.001 - 12.000	$352,566	5	0.01	$70,513	10.490	11.250	10.731	10.222	356.66	3.34	614	80.5
13.001 - 14.000	$47,408	1	0.00	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
15.001 - 15.500	$144,035	1	0.00	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$1,304,819,551	7,687	39.45	$169,744	3.000	13.750	7.067	6.558	342.78	3.03	623	75.6
3.642	**$3,307,913,377**	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Maximum Rates (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$451,258	2	0.02	$225,629	2.125	5.000	4.055	3.546	357.00	3.00	601	78.4
10.001 - 10.500	$1,828,124	8	0.09	$228,515	5.125	5.500	5.390	4.881	356.37	3.63	656	79.8
10.501 - 11.000	$5,424,656	27	0.27	$200,913	4.750	6.000	5.649	5.140	356.64	3.36	696	76.8
11.001 - 11.500	$11,341,490	52	0.57	$218,106	4.375	9.800	5.790	5.281	356.42	3.58	676	76.5
11.501 - 12.000	$25,728,204	122	1.28	$210,887	4.550	7.000	5.915	5.406	356.42	3.58	657	76.3
12.001 - 12.500	$66,438,984	305	3.32	$217,833	5.050	7.500	6.025	5.516	356.64	3.36	652	78.4
12.501 - 13.000	$173,184,591	789	8.65	$219,499	5.550	8.000	6.200	5.691	356.86	3.14	642	79.1
13.001 - 13.500	$322,150,775	1,547	16.08	$208,242	6.050	8.500	6.469	5.960	357.15	2.85	626	79.0
13.501 - 14.000	$417,136,710	2,272	20.82	$183,599	6.525	9.000	6.917	6.408	357.15	2.85	612	80.4
14.001 - 14.500	$314,405,898	1,857	15.70	$169,309	6.075	9.375	7.394	6.885	357.11	2.89	606	82.4
14.501 - 15.000	$280,602,898	1,829	14.01	$153,419	6.000	9.000	7.882	7.373	357.15	2.85	599	84.4
15.001 - 15.500	$160,600,447	1,112	8.02	$144,425	7.125	9.500	8.369	7.860	357.20	2.80	596	86.2
15.501 - 16.000	$119,111,462	900	5.95	$132,346	8.000	10.000	8.827	8.318	357.21	2.79	590	87.8
16.001 - 16.500	$45,215,815	392	2.26	$115,346	7.750	10.500	9.338	8.829	356.77	2.96	580	87.9
16.501 - 17.000	$36,435,793	320	1.82	$113,862	9.550	11.000	9.852	9.343	357.17	2.83	576	88.1
17.000 - 17.500	$12,575,757	123	0.63	$102,242	10.050	11.100	10.323	9.814	357.09	2.91	582	85.9
17.501 - 18.000	$6,421,874	73	0.32	$87,971	10.550	12.000	10.817	10.308	356.96	3.04	585	88.1
18.001 - 18.500	$2,001,610	23	0.10	$87,027	11.050	12.375	11.446	10.937	356.83	3.17	572	86.3
18.501 - 19.000	$1,174,887	19	0.06	$61,836	11.575	12.000	11.758	11.249	357.58	2.42	560	81.6
19.001 - 19.500	$447,391	6	0.02	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
20.001+	$328,406	3	0.02	$109,469	6.625	13.375	8.565	8.056	357.00	3.00	598	84.3
14.175	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Next Interest Adjustment Date (Excludes 7,687 Fixed Rate Mortgages)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$342,281	2	0.02	$171,141	6.510	9.125	7.026	6.517	305.27	19.21	605	78.0
04/04	$147,383	2	0.01	$73,692	7.875	10.250	8.665	8.156	332.01	27.99	580	83.1
05/04	$200,278	1	0.01	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
02/05	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
03/05	$378,267	2	0.02	$189,134	7.875	10.625	9.471	8.962	349.00	11.00	630	85.4
04/05	$127,179	1	0.01	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.01	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$841,778	8	0.04	$105,222	7.500	11.000	9.176	8.667	352.11	7.89	577	84.2
07/05	$3,017,341	19	0.15	$158,807	5.500	9.240	7.200	6.691	353.00	7.00	638	81.7
08/05	$12,554,578	85	0.63	$147,701	4.875	12.375	7.327	6.818	354.05	5.95	625	83.1
09/05	$45,567,033	312	2.27	$146,048	4.750	11.070	7.297	6.788	355.03	4.97	635	83.4
10/05	$144,443,657	837	7.21	$172,573	4.800	13.250	7.185	6.676	356.03	3.97	635	82.1
11/05	$193,669,160	1,113	9.67	$174,006	4.750	12.000	7.284	6.775	357.02	2.98	625	82.4
12/05	$70,285,672	380	3.51	$184,962	4.750	11.375	7.381	6.872	358.00	2.00	613	81.6
02/06	$111,616	1	0.01	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
03/06	$342,372	3	0.02	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
04/06	$96,223	1	0.00	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$100,947	2	0.01	$50,474	8.000	9.000	8.340	7.831	352.00	8.00	590	72.3
06/06	$179,835	1	0.01	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$849,283	6	0.04	$141,547	5.500	11.500	6.749	6.240	353.00	7.00	611	76.6
08/06	$5,445,277	33	0.27	$165,008	5.750	9.875	7.226	6.717	354.00	6.00	622	83.3
09/06	$16,368,400	95	0.82	$172,299	4.550	10.420	7.036	6.527	355.10	4.90	633	80.1
10/06	$169,968,257	1,004	8.49	$169,291	4.500	11.100	7.361	6.852	356.08	3.92	616	82.3
11/06	$735,835,008	4,334	36.73	$169,782	2.125	13.375	7.336	6.827	357.01	2.99	608	82.2
12/06	$599,580,635	3,520	29.93	$170,335	4.875	12.500	7.331	6.822	358.00	2.00	604	81.7
01/07	$2,110,736	15	0.11	$140,716	6.000	11.500	7.827	7.318	359.00	1.00	603	90.7
	$2,003,093,826	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Exhibit 99.4

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

ABS New Transaction

Computational Materials

$3,153,825,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-1


Countrywide

HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet | *Date Prepared: January 26, 2004*

$3,153,825,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's/Fitch)[5]	Last Scheduled Distribution Date	Certificate Type
1-A	$1,516,690,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
2-A	$534,625,000	2.43 / 2.64	1-82 / 1-192	AAA/Aaa/AAA	Apr 2034	Floating Rate Senior
3-A	$588,910,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
M-1	$104,325,000	4.77 / 5.31	42 - 82 / 42 - 157	AA+/Aa1/AA+	Mar 2034	Floating Rate Mezzanine
M-2	$88,275,000	4.71 / 5.22	41 - 82 / 41 - 149	AA+/Aa2/AA	Mar 2034	Floating Rate Mezzanine
M-3	$56,175,000	4.68 / 5.16	40 - 82 / 40 - 141	AA+/Aa3/AA-	Feb 2034	Floating Rate Mezzanine
M-4	$48,150,000	4.66 / 5.12	39 - 82 / 39 - 135	AA/A1/A+	Jan 2034	Floating Rate Mezzanine
M-5	$48,150,000	4.64 / 5.07	39 - 82 / 39 - 128	AA/A2/A+	Jan 2034	Floating Rate Mezzanine
M-6	$48,150,000	4.62 / 5.00	38 - 82 / 38 - 121	A+/A3/A	Dec 2033	Floating Rate Mezzanine
M-7	$40,125,000	4.62 / 4.92	38 - 82 / 38 - 112	A/Baa1/A-	Oct 2033	Floating Rate Mezzanine
M-8	$40,125,000	4.60 / 4.80	37 - 82 / 37 - 102	BBB+/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
M-9	$40,125,000	4.52 / 4.55	37 - 82 / 37 - 89	BBB/Baa3/BBB-	Apr 2033	Floating Rate Mezzanine
B-A	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Floating Rate Subordinate
B-F	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Fixed Rate Subordinate
Total:	$3,153,825,000[6]					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates**." Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Class B Certificates.*

Trust: Asset-Backed Certificates, Series 2004-1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (including the Class 1-A Certificates and Class 3-A Certificates, which are not being offered herein) and the Subordinate Certificates (other than the Class B Certificates) are together

	referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class B, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	February 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	January [28], 2004.
Expected Closing Date:	February 26, 2004.
Expected Settlement Date:	February 26, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.
Interest Accrual Period:	The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates (other than the Class B Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the '***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the ***"Mortgage Loans"***).

Pass-Through Rate: The ***"Pass-Through Rate"*** for each dass of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The ***"Pass-Through Rate"*** for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract," "Class 3-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A *"Trigger Event"* will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a)[TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates and the Class B Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00%

Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A (To Call)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	18.11	3.07	2.43	1.95	1.45
MDUR (yr)	15.84	2.99	2.39	1.93	1.44
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class 2-A (To Maturity)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	27	27	27	26
WAL (yr)	18.16	3.32	2.64	2.13	1.50
MDUR (yr)	15.88	3.21	2.58	2.08	1.49
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Oct33	Sep23	Feb20	Jun17	Jul14

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	25.83	5.68	4.77	4.54	4.33
MDUR (yr)	21.23	5.43	4.61	4.41	4.21
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jun08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	56
WAL (yr)	25.97	6.33	5.31	4.98	5.86
MDUR (yr)	21.32	5.98	5.08	4.80	5.62
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jan09
Last Prin Pay	Sep33	Apr20	Mar17	Nov14	Jul12

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.550%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	55	55	55	55
WAL (yr)	25.83	5.68	4.71	4.33	4.33
MDUR (yr)	21.09	5.42	4.55	4.20	4.20
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-2 (To Maturity)

Margin	0.550%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	57	57	57	58
WAL (yr)	25.97	6.30	5.22	4.75	4.86
MDUR (yr)	21.18	5.94	4.99	4.58	4.69
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Sep33	Jun19	Jul16	May14	Feb12

Class M-3 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.83	5.68	4.68	4.21	4.15
MDUR (yr)	20.96	5.41	4.51	4.08	4.03
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-3 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	62	63	62	62
WAL (yr)	25.97	6.27	5.16	4.61	4.46
MDUR (yr)	21.04	5.91	4.93	4.44	4.31
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Aug33	Sep18	Nov15	Oct13	Aug11

Class M-4 (To Call)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	25.83	5.67	4.66	4.15	3.96
MDUR (yr)	20.31	5.35	4.45	4.00	3.82
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-4 (To Maturity)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	88	88	88	88
WAL (yr)	25.97	6.23	5.12	4.53	4.25
MDUR (yr)	20.39	5.81	4.85	4.33	4.09
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul33	Feb18	May15	May13	Apr11

Class M-5 (To Call)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	25.83	5.67	4.64	4.10	3.82
MDUR (yr)	20.06	5.33	4.42	3.94	3.69
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-5 (To Maturity)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	98	99	98	98
WAL (yr)	25.96	6.19	5.07	4.44	4.09
MDUR (yr)	20.13	5.76	4.79	4.24	3.93
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul33	Jun17	Oct14	Nov12	Dec10

Class M-6 (To Call)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.83	5.67	4.62	4.05	3.71
MDUR (yr)	19.69	5.30	4.39	3.88	3.57
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-6 (To Maturity)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	114	114	114	113
WAL (yr)	25.95	6.13	5.00	4.36	3.95
MDUR (yr)	19.76	5.68	4.71	4.15	3.79
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jun33	Sep16	Mar14	May12	Jul10

Class M-7 (To Call)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	25.83	5.67	4.62	4.02	3.62
MDUR (yr)	18.87	5.24	4.34	3.81	3.46
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-7 (To Maturity)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	149	149	149	148
WAL (yr)	25.94	6.04	4.92	4.26	3.81
MDUR (yr)	18.92	5.53	4.59	4.02	3.63
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Apr33	Oct15	Jun13	Sep11	Jan10

Class M-8 (To Call)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.83	5.67	4.60	3.99	3.56
MDUR (yr)	18.31	5.19	4.29	3.76	3.38
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-8 (To Maturity)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	173	173	173	173
WAL (yr)	25.91	5.90	4.80	4.14	3.67
MDUR (yr)	18.34	5.37	4.45	3.89	3.49
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Feb33	Oct14	Aug12	Jan11	Jul09

Class M-9 (To Call)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	275	275	275	275
WAL (yr)	25.80	5.58	4.52	3.91	3.45
MDUR (yr)	16.18	4.94	4.10	3.60	3.21
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-9 (To Maturity)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	276	276	276	275
WAL (yr)	25.81	5.61	4.55	3.92	3.47
MDUR (yr)	16.19	4.96	4.12	3.61	3.23
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Oct32	Jun13	Jul11	Feb10	Oct08

Yield Maintenance Agreement Schedule and Strike Rates for Class 2-A

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	534,625,000	7.17715	7.5000	46	113,742,493	9.32416	12.00000
2	527,962,337	6.48266	7.5000	47	110,474,341	9.00432	12.00000
3	520,086,525	6.69869	7.5000	48	107,304,757	8.98443	12.00000
4	511,012,708	6.48255	7.5000	49	104,230,624	9.58278	12.00000
5	500,762,929	6.69859	7.5000	50	101,248,929	8.94530	12.00000
6	489,368,212	6.48247	7.5000	51	98,356,765	9.22719	12.00000
7	476,865,956	6.48244	7.5000	52	95,551,344	9.29953	12.00000
8	463,566,875	6.69851	7.5000	53	92,832,952	9.58701	12.00000
9	449,717,558	6.48210	7.5000	54	90,195,716	9.25510	12.00000
10	435,661,206	6.69769	7.5000	55	87,637,086	9.23248	12.00000
11	421,953,163	6.48097	7.5000	56	85,154,605	9.51688	12.00000
12	408,586,150	6.48051	7.5000	57	82,745,896	9.18852	12.00000
13	395,551,677	7.17433	8.5000	58	80,408,666	9.66725	12.00000
14	382,839,689	6.48000	8.5000	59	78,141,766	9.33207	12.00000
15	370,444,013	6.69551	8.5000	60	75,941,891	9.30821	12.00000
16	358,356,719	6.47905	8.5000	61	73,806,958	10.27915	12.00000
17	346,570,112	6.69452	8.5000	62	71,734,953	9.26062	12.00000
18	335,075,229	6.47913	8.5000	63	69,723,928	9.54480	12.00000
19	323,866,382	6.47864	8.5000	64	67,771,998	9.21341	12.00000
20	312,919,006	6.69791	8.5000	65	65,877,340	9.49611	12.00000
21	300,720,343	6.89522	8.5000	66	64,038,186	9.16623	12.00000
22	286,256,549	7.17988	8.5000	67	62,252,828	9.14272	12.00000
23	272,331,118	6.94281	8.5000	68	60,519,613	9.42325	12.00000
24	258,938,118	6.93751	8.5000	69	58,836,939	9.09590	12.00000
25	247,051,117	7.67930	9.2500	70	57,203,257	9.37500	12.00000
26	237,323,489	6.93604	9.2500	71	55,617,067	9.04932	12.00000
27	227,865,663	7.45467	9.2500	72	54,076,918	9.02614	12.00000
28	218,675,995	7.24739	9.2500	73	52,581,404	9.96764	12.00000
29	209,737,348	7.48598	9.2500	74	51,129,164	8.97999	12.00000
30	201,037,999	7.24152	9.2500	75	49,718,882	9.25559	12.00000
31	192,575,082	7.23822	9.2500	76	48,349,282	8.93413	12.00000
32	184,302,526	7.48027	9.2500	77	47,019,130	9.20836	12.00000
33	172,784,941	7.47541	9.2500	78	45,727,229	8.88858	12.00000
34	155,852,650	8.32945	9.2500	79	44,472,424	8.86593	12.00000
35	140,195,491	8.01072	9.2500	80	43,253,592	9.13814	12.00000
36	125,724,855	7.95955	9.2500	81	42,069,650	8.82088	12.00000
37	114,493,999	8.78863	12.0000	82	40,919,544	9.09176	12.00000
38	114,493,999	7.92904	12.0000				
39	114,493,999	8.43507	12.0000				
40	114,493,999	8.60639	12.0000				
41	114,493,999	8.87778	12.0000				
42	114,493,999	8.57537	12.0000				
43	114,493,999	8.55907	12.0000				
44	114,493,999	8.82906	12.0000				
45	114,493,999	8.62182	12.0000				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.177	7.500
2	6.483	7.500
3	6.699	7.500
4	6.482	7.500
5	6.698	7.500
6	6.482	7.500
7	6.482	7.500
8	6.698	7.500
9	6.482	7.500
10	6.697	7.500
11	6.481	7.500
12	6.480	7.500
13	7.174	8.500
14	6.479	8.500
15	6.695	8.500
16	6.478	8.500
17	6.694	8.500
18	6.478	8.500
19	6.477	8.500
20	6.693	8.500
21	6.482	8.500
22	6.695	8.500
23	6.476	8.500
24	6.475	8.500
25	7.167	9.250
26	6.472	9.250
27	6.687	9.250
28	6.471	9.250
29	6.685	9.250
30	6.469	9.250
31	6.468	9.250
32	6.684	9.250
33	6.468	9.250
34	6.726	9.250
35	6.501	9.250
36	6.493	9.250
37	7.182	12.000
38	6.485	12.000
39	6.699	12.000
40	6.481	12.000
41	6.696	12.000
42	6.478	12.000
43	6.476	12.000
44	6.690	12.000
45	6.472	12.000

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.686	12.000
47	6.469	12.000
48	6.467	12.000
49	6.911	12.000
50	6.463	12.000
51	6.677	12.000
52	6.460	12.000
53	6.673	12.000
54	6.456	12.000
55	6.454	12.000
56	6.668	12.000
57	6.451	12.000
58	6.664	12.000
59	6.447	12.000
60	6.445	12.000
61	7.134	12.000
62	6.442	12.000
63	6.655	12.000
64	6.438	12.000
65	6.651	12.000
66	6.435	12.000
67	6.433	12.000
68	6.646	12.000
69	6.430	12.000
70	6.642	12.000
71	6.426	12.000
72	6.424	12.000
73	7.111	12.000
74	6.421	12.000
75	6.633	12.000
76	6.417	12.000
77	6.630	12.000
78	6.414	12.000
79	6.412	12.000
80	6.624	12.000
81	6.409	12.000
82	6.621	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	. 10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

EXCESS SPREAD [1,2]

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

		Range		
Total Number of Loans	3,560			
Total Outstanding Loan Balance	$669,823,344			
Average Loan Balance	$188,153	$29,269	to	$995,794
WA Mortgage Rate	7.208%	4.375%	to	13.625%
Net WAC	6.699%	3.866%	to	13.116%
ARM Characteristics				
WA Gross Margin	6.136%	3.000%	to	13.125%
WA Months to First Roll	28	1	to	35
WA First Periodic Cap	1.836%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.399%	1.000%	to	3.000%
WA Lifetime Cap	14.022%	10.125%	to	20.250%
WA Lifetime Floor	7.341%	1.000%	to	13.250%
WA Original Term (months)	355	120	to	360
WA Remaining Term (months)	351	103	to	359
WA LTV	79.91%	7.49%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	620			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.86%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 42.18%	SFR: 80.91%	FULL DOC: 75.00%	RFCO: 60.70%	OOC: 98.03%	A: 70.44%	0: 19.14%
FL: 4.15%	PUD: 13.53%	STATED: 24.76%	PURCH: 29.84%	NOO: 1.53%	A-: 11.42%	6: 0.15%
MI: 4.01%	CONDO: 3.63%	SIMPLE: 0.24%	REFI: 9.46%	2ND: 0.44%	B: 9.94%	9: 0.02%
MA: 3.80%	2-4 UNIT: 1.83%				C: 5.51%	12: 6.94%
NY: 3.48%	HI CONDO: 0.10%				C-: 2.61%	13: 0.16%
					D: 0.09%	21: 0.04%
						24: 19.48%
						30: 0.07%
						33: 0.06%
						Truncated...

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$67,540	1	0.01	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
2/28 LIBOR	$175,550,048	1,055	26.21	$166,398	4.750	13.250	7.378	6.869	356.39	3.61	619	82.3
3/27 LIBOR	$259,781,606	1,293	38.78	$200,914	4.375	11.900	7.321	6.812	356.98	3.02	606	81.7
FIXED 10YR	$516,159	8	0.08	$64,520	7.090	11.450	8.852	8.343	115.40	4.27	612	69.0
FIXED 15YR	$12,093,806	98	1.81	$123,406	5.050	10.875	7.076	6.567	176.21	3.63	622	72.0
FIXED 20YR	$3,727,628	31	0.56	$120,246	4.990	10.450	7.124	6.615	235.96	4.00	616	71.7
FIXED 30YR - CC	$364,443	1	0.05	$364,443	7.375	7.375	7.375	6.866	358.00	2.00	503	77.7
FIXED 30YR	$213,737,386	1,044	31.91	$204,729	4.450	13.625	6.929	6.420	356.47	3.44	638	76.5
FIX30/15 BAL	$3,984,729	29	0.59	$137,404	6.125	9.650	7.439	6.930	175.68	4.32	630	76.8
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.01	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$435,331,653	2,348	64.99	$185,405	4.375	13.250	7.344	6.835	356.74	3.26	612	81.9
Fixed 120	$516,159	8	0.08	$64,520	7.090	11.450	8.852	8.343	115.40	4.27	612	69.0
Fixed 180	$16,078,534	127	2.40	$126,603	5.050	10.875	7.166	6.657	176.07	3.80	624	73.2
Fixed 240	$3,727,628	31	0.56	$120,246	4.990	10.450	7.124	6.615	235.96	4.00	616	71.7
Fixed 360	$214,101,829	1,045	31.96	$204,882	4.450	13.625	6.930	6.421	356.47	3.44	637	76.5
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$25000.01 - $50000	$5,580,331	128	0.83	$43,596	5.875	13.625	8.698	8.189	328.17	3.66	601	70.6
$50000.01 - $75000	$21,481,476	333	3.21	$64,509	5.050	11.950	8.412	7.903	338.10	3.80	609	77.0
$75000.01 - $100000	$40,048,896	452	5.98	$88,604	5.000	11.070	7.990	7.481	344.77	3.57	605	78.3
$100000.01 - $ 150000	$109,905,581	891	16.41	$123,351	4.500	11.500	7.743	7.234	348.51	3.54	615	80.8
$150000.01 - $ 200000	$97,036,269	559	14.49	$173,589	4.625	10.990	7.329	6.820	352.93	3.58	617	79.9
$200000.01 - $ 250000	$72,415,657	325	10.81	$222,817	5.050	10.625	7.148	6.639	351.21	3.64	623	80.9
$250000.01 - $ 300000	$52,381,267	193	7.82	$271,406	5.000	12.375	7.038	6.529	349.31	3.54	625	80.2
$300000.01 - $ 350000	$61,390,846	185	9.17	$331,842	4.950	9.875	6.904	6.395	355.82	3.20	616	81.9
$350000.01 - $ 400000	$95,380,652	254	14.24	$375,514	4.375	9.875	6.777	6.268	354.68	2.92	626	80.6
$400000.01 - $ 450000	$47,171,074	111	7.04	$424,965	4.900	10.750	6.798	6.289	353.89	2.93	635	81.1
$450000.01 - $ 500000	$38,393,012	80	5.73	$479,913	5.200	8.750	6.589	6.080	354.75	2.99	629	76.3
$500000.01 - $ 550000	$13,729,895	26	2.05	$528,073	5.500	8.750	6.633	6.124	357.38	2.62	618	79.3

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$550000.01 - $ 600000	$6,905,127	12	1.03	$575,427	5.725	7.125	6.579	6.070	357.00	3.00	612	73.4
$600000.01 - $ 650000	$2,559,583	4	0.38	$639,896	5.875	6.250	6.030	5.521	357.49	2.51	632	79.2
$650000.01 - $ 700000	$2,689,293	4	0.40	$672,323	6.000	6.750	6.283	5.774	357.00	3.00	637	69.6
$800000.01 - $ 850000	$820,972	1	0.12	$820,972	6.375	6.375	6.375	5.866	358.00	2.00	627	70.0
$900000.01 - $ 950000	$937,617	1	0.14	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$995,794	1	0.15	$995,794	5.750	5.750	5.750	5.241	356.00	4.00	628	57.6
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$4,212,729	41	0.63	$102,749	6.375	11.700	8.320	7.811	332.31	3.53	609	84.1
AK	$318,002	2	0.05	$159,001	7.300	10.625	9.631	9.122	356.60	3.40	593	89.0
AZ	$10,759,772	77	1.61	$139,737	5.300	9.750	7.266	6.757	355.63	3.64	640	83.7
AR	$3,439,213	29	0.51	$118,594	6.575	12.000	8.343	7.834	350.27	3.27	602	87.3
CA	$282,523,808	1,075	42.18	$262,813	4.375	13.625	6.733	6.224	353.42	3.24	630	78.0
CO	$10,056,503	55	1.50	$182,846	4.500	9.600	7.183	6.674	354.03	3.17	631	81.4
CT	$7,857,847	42	1.17	$187,092	5.500	10.050	7.415	6.906	350.16	3.59	597	77.1
DE	$1,009,833	6	0.15	$168,306	5.875	9.450	8.296	7.787	355.86	3.72	609	89.3
DC	$1,407,169	6	0.21	$234,528	6.500	8.250	7.462	6.953	356.59	3.41	596	77.8
FL	$27,822,982	174	4.15	$159,902	4.750	11.500	7.664	7.155	349.54	3.23	613	81.7
GA	$17,569,050	124	2.62	$141,686	5.775	11.050	8.193	7.684	352.83	3.02	594	83.2
HI	$1,019,306	3	0.15	$339,769	6.000	6.840	6.222	5.713	356.24	3.76	620	72.1
ID	$1,466,382	6	0.22	$244,397	5.550	9.925	7.913	7.404	356.90	3.10	604	86.2
IL	$18,621,354	110	2.78	$169,285	5.875	10.625	7.544	7.035	349.29	3.50	611	81.6
IN	$6,808,202	75	1.02	$90,776	5.650	10.875	7.811	7.302	342.87	3.41	615	83.4
IA	$766,595	8	0.11	$95,824	6.300	9.750	7.983	7.474	356.68	3.32	648	87.8
KS	$3,925,577	30	0.59	$130,853	6.325	10.375	8.117	7.608	347.80	3.75	621	87.3
KY	$5,629,876	52	0.84	$108,267	5.740	10.875	7.991	7.482	347.53	3.08	603	83.1
LA	$2,728,956	26	0.41	$104,960	6.240	10.000	7.678	7.169	350.42	3.85	627	85.9
ME	$1,097,184	9	0.16	$121,909	6.875	10.825	8.830	8.321	356.77	3.23	640	86.3
MD	$16,128,763	89	2.41	$181,222	5.750	11.250	7.448	6.939	349.75	3.27	606	81.3
MA	$25,434,088	106	3.80	$239,944	5.500	11.000	6.902	6.393	352.83	3.46	600	74.3
MI	$26,869,723	226	4.01	$118,893	5.740	11.900	7.786	7.277	350.63	3.49	617	82.1
MN	$10,219,845	58	1.53	$176,204	5.500	10.750	7.581	7.072	350.04	3.66	618	84.7
MS	$1,858,995	16	0.28	$116,187	6.250	10.750	7.843	7.334	347.98	2.65	622	78.7
MO	$13,406,503	112	2.00	$119,701	5.400	11.575	8.171	7.662	350.05	3.17	608	83.6
MT	$532,554	3	0.08	$177,518	6.750	8.250	7.020	6.511	356.73	3.27	609	79.2
NE	$443,004	6	0.07	$73,834	7.990	9.625	8.755	8.246	356.94	3.06	601	89.7
NV	$8,948,723	46	1.34	$194,537	5.375	9.375	7.266	6.757	356.52	3.48	629	85.0
NH	$5,057,478	23	0.76	$219,890	5.625	10.500	7.188	6.679	356.88	3.12	608	77.3


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NJ	$18,569,465	79	2.77	$235,057	4.625	11.000	7.432	6.923	343.10	3.47	603	73.1
NM	$1,670,675	11	0.25	$151,880	6.350	8.400	7.286	6.777	356.15	3.85	620	78.1
NY	$23,326,130	87	3.48	$268,116	5.125	10.950	7.173	6.664	350.86	3.37	609	74.7
NC	$4,646,621	46	0.69	$101,013	5.750	11.950	8.305	7.796	343.32	3.61	604	84.9
OH	$3,920,003	42	0.59	$93,333	6.050	10.750	7.625	7.116	347.57	3.60	629	85.5
OK	$4,438,601	38	0.66	$116,805	5.300	10.750	7.378	6.869	347.43	3.70	636	84.7
OR	$7,867,025	50	1.17	$157,340	5.150	9.125	6.942	6.433	356.69	3.31	631	81.5
PA	$7,005,399	52	1.05	$134,719	5.750	11.370	7.600	7.091	342.55	3.43	594	79.4
RI	$1,204,678	8	0.18	$150,585	6.500	9.125	7.508	6.999	342.99	3.59	625	84.1
SC	$3,241,259	28	0.48	$115,759	6.500	10.750	8.296	7.787	339.78	3.41	595	84.8
SD	$184,137	2	0.03	$92,069	7.950	9.750	9.009	8.500	357.00	3.00	630	90.0
TN	$9,471,748	62	1.41	$152,770	5.150	10.325	7.882	7.373	343.83	3.33	612	89.1
TX	$17,717,868	148	2.65	$119,715	5.760	11.750	7.992	7.483	348.32	3.97	620	85.2
UT	$4,026,761	27	0.60	$149,139	6.250	10.000	7.530	7.021	356.44	3.56	640	87.8
VT	$115,976	1	0.02	$115,976	7.250	7.250	7.250	6.741	357.00	3.00	525	73.6
VA	$20,180,689	101	3.01	$199,809	5.375	9.750	7.295	6.786	347.02	3.33	602	81.3
WA	$18,600,945	93	2.78	$200,010	5.050	9.750	6.897	6.388	355.25	3.54	639	82.7
WV	$1,212,252	12	0.18	$101,021	6.200	11.250	8.291	7.782	339.85	3.32	604	79.7
WI	$3,934,635	32	0.59	$122,957	5.725	10.990	8.018	7.509	351.38	3.30	602	79.7
WY	$548,462	6	0.08	$91,410	6.875	13.250	8.421	7.912	356.93	3.07	611	83.5
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$22,333,234	156	3.33	$143,162	4.900	11.060	6.845	6.336	345.24	3.58	625	39.5
50.01-55.00	$9,712,291	45	1.45	$215,829	5.050	11.600	6.660	6.151	352.96	3.16	614	52.6
55.01-60.00	$17,280,132	99	2.58	$174,547	4.990	11.000	6.857	6.348	341.18	3.50	607	57.8
60.01-65.00	$25,718,292	147	3.84	$174,954	4.500	13.625	7.219	6.710	340.94	3.63	601	63.2
65.01-70.00	$51,145,965	264	7.64	$193,735	4.990	11.950	7.039	6.530	348.04	3.45	605	68.7
70.01-75.00	$63,967,842	360	9.55	$177,688	4.900	11.700	7.161	6.652	349.65	3.37	599	73.7
75.01-80.00	$205,497,509	1,069	30.68	$192,233	4.375	11.575	6.835	6.326	353.02	3.33	632	79.4
80.01-85.00	$75,081,764	382	11.21	$196,549	4.450	11.250	7.232	6.723	351.81	3.31	607	84.2
85.01-90.00	$105,127,577	524	15.69	$200,625	5.625	12.000	7.441	6.932	352.41	3.22	624	89.6
90.01-95.00	$31,214,239	150	4.66	$208,095	5.850	10.625	7.706	7.197	353.87	3.17	629	94.4
95.01-100.00	$62,744,497	364	9.37	$172,375	5.875	11.750	8.251	7.742	356.60	3.38	630	99.9
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**



Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Range of Current Gross Coupon												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$868,754	3	0.13	$289,585	4.375	4.500	4.425	3.916	355.99	4.01	696	78.0
4.501 - 5.000	$3,358,356	15	0.50	$223,890	4.625	5.000	4.940	4.431	342.12	4.53	725	57.2
5.001 - 5.500	$18,540,764	70	2.77	$264,868	5.050	5.500	5.352	4.843	352.73	3.93	698	71.6
5.501 - 6.000	$67,898,496	250	10.14	$271,594	5.550	6.000	5.857	5.348	353.26	3.31	658	74.6
6.001 - 6.500	$120,382,004	454	17.97	$265,159	6.050	6.500	6.354	5.845	352.75	3.17	640	78.2
6.501 - 7.000	$144,139,392	651	21.52	$221,412	6.510	7.000	6.820	6.311	349.97	3.28	620	78.1
7.001 - 7.500	$93,374,200	506	13.94	$184,534	7.025	7.500	7.324	6.815	350.55	3.44	610	81.0
7.501 - 8.000	$88,399,072	556	13.20	$158,991	7.525	8.000	7.822	7.313	350.34	3.40	604	83.1
8.001 - 8.500	$48,443,226	344	7.23	$140,823	8.020	8.500	8.341	7.832	353.14	3.33	593	84.1
8.501 - 9.000	$41,784,774	314	6.24	$133,073	8.520	9.000	8.792	8.283	352.54	3.33	589	85.4
9.001 - 9.500	$20,308,987	179	3.03	$113,458	9.030	9.500	9.287	8.778	350.07	3.61	580	85.7
9.501 - 10.000	$13,355,939	124	1.99	$107,709	9.525	10.000	9.810	9.301	352.42	3.19	573	87.4
10.001 - 10.500	$3,892,921	43	0.58	$90,533	10.025	10.500	10.276	9.767	351.37	3.45	574	83.5
10.501 - 11.000	$3,539,813	31	0.53	$114,188	10.600	11.000	10.767	10.258	353.69	3.02	568	86.9
11.001 - 11.500	$831,435	10	0.12	$83,143	11.050	11.500	11.229	10.720	336.30	3.70	542	77.9
11.501 - 12.000	$354,252	7	0.05	$50,607	11.575	12.000	11.774	11.265	354.92	2.83	540	76.8
12.001 - 12.500	$259,579	1	0.04	$259,579	12.375	12.375	12.375	11.866	354.00	6.00	511	65.0
13.001 - 13.500	$47,408	1	0.01	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
13.501 - 14.000	$43,974	1	0.01	$43,974	13.625	13.625	13.625	13.116	357.00	3.00	588	62.9
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Property Type												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$541,936,077	2,992	80.91	$181,128	4.450	13.250	7.222	6.713	350.99	3.35	619	79.7
PUD	$90,634,848	373	13.53	$242,989	4.375	11.125	7.113	6.604	353.87	3.22	620	82.2
CONDO	$24,328,216	125	3.63	$194,626	5.000	13.625	7.203	6.694	353.41	3.45	635	81.7
2-4 UNITS	$12,286,666	66	1.83	$186,162	5.050	11.900	7.290	6.781	349.61	3.75	624	68.2
HI CONDO	$637,537	4	0.10	$159,384	6.500	8.990	7.246	6.737	344.91	3.86	556	63.3
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Purpose												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$406,599,715	2,130	60.70	$190,892	4.500	13.625	7.199	6.690	350.00	3.26	608	77.2
PURCH	$199,889,789	1,080	29.84	$185,083	4.375	12.000	7.269	6.760	355.07	3.49	642	85.8
REFI	$63,333,841	350	9.46	$180,954	4.450	12.375	7.068	6.559	349.17	3.43	628	78.3
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$656,639,438	3,451	98.03	$190,275	4.375	12.375	7.201	6.692	351.60	3.33	620	80.1
NOO	$10,231,152	95	1.53	$107,696	5.050	13.625	7.664	7.155	344.30	3.68	641	71.6
2ND HM	$2,952,753	14	0.44	$210,911	6.000	13.250	7.158	6.649	338.63	3.74	629	74.0
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$583,699	9	0.09	$64,855	7.090	11.450	8.883	8.374	113.97	12.69	604	69.1
121 - 180	$16,078,534	127	2.40	$126,603	5.050	10.875	7.166	6.657	176.07	3.80	624	73.2
181 - 300	$3,727,628	31	0.56	$120,246	4.990	10.450	7.124	6.615	235.96	4.00	616	71.7
301 - 360	$649,433,482	3,393	96.96	$191,404	4.375	13.625	7.208	6.699	356.65	3.32	620	80.1
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$502,374,584	2,687	75.00	$186,965	4.375	13.625	7.214	6.705	351.21	3.34	615	80.6
STATED	$165,837,333	859	24.76	$193,059	5.125	10.600	7.194	6.685	352.06	3.36	635	78.0
SIMPLE	$1,611,427	14	0.24	$115,102	4.900	9.800	6.573	6.064	355.76	3.85	680	77.7
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$459,263	3	0.07	$153,088	5.200	6.350	5.917	5.408	355.81	4.19	807	67.6
781 - 800	$3,607,368	15	0.54	$240,491	4.950	6.990	5.754	5.245	355.89	4.11	792	70.8
761 - 780	$9,952,601	40	1.49	$248,815	4.900	8.500	5.937	5.428	354.10	3.93	771	69.8
741 - 760	$12,203,691	59	1.82	$206,842	4.450	8.990	6.065	5.556	346.67	3.55	750	75.1
721 - 740	$12,740,077	65	1.90	$196,001	4.625	8.990	6.438	5.929	349.62	3.55	729	77.7
701 - 720	$20,106,778	107	3.00	$187,914	5.150	9.500	6.559	6.050	351.80	3.70	709	81.7
681 - 700	$31,160,317	161	4.65	$193,542	4.950	9.500	6.474	5.965	353.13	3.63	690	80.1
661 - 680	$52,724,878	276	7.87	$191,032	5.000	10.490	6.821	6.312	352.42	3.45	671	82.4
641 - 660	$75,386,563	386	11.25	$195,302	5.050	10.100	6.871	6.362	347.49	3.34	650	82.1
621 - 640	$86,791,549	445	12.96	$195,037	4.375	10.750	7.027	6.518	349.89	3.26	630	82.4
601 - 620	$101,882,580	506	15.21	$201,349	5.375	11.750	7.293	6.784	353.16	3.28	610	81.9

Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
581 - 600	$105,651,881	549	15.77	$192,444	5.500	13.625	7.597	7.088	353.12	3.23	591	83.1
561 - 580	$64,672,503	355	9.66	$182,176	5.875	11.250	7.517	7.008	351.08	3.25	570	77.2
541 - 560	$51,426,689	301	7.68	$170,853	5.600	12.000	7.651	7.142	352.28	3.24	551	73.5
521 - 540	$25,007,606	176	3.73	$142,089	5.875	11.700	8.089	7.580	349.91	3.39	531	72.0
501 - 520	$14,509,793	104	2.17	$139,517	6.500	13.250	8.735	8.226	352.36	3.21	511	69.4
500 or Less	$1,539,206	12	0.23	$128,267	7.990	11.370	9.028	8.519	355.81	4.15	492	68.1
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$471,810,691	2,383	70.44	$197,990	4.375	13.625	7.023	6.514	351.74	3.37	642	82.3
A-	$76,487,815	398	11.42	$192,180	5.250	10.600	7.297	6.788	351.41	3.22	586	77.1
B	$66,588,222	402	9.94	$165,642	5.600	12.000	7.621	7.112	351.94	3.29	570	74.8
C	$36,894,636	245	5.51	$150,590	5.625	11.900	7.932	7.423	346.05	3.32	546	70.4
C-	$17,451,743	129	2.61	$135,285	6.000	13.250	8.664	8.155	352.48	3.37	522	68.6
D	$590,237	3	0.09	$196,746	7.750	9.990	8.682	8.173	356.62	3.38	526	62.8
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$128,179,169	680	19.14	$188,499	4.625	13.625	7.605	7.096	350.79	3.28	606	79.9
6	$1,028,763	6	0.15	$171,461	6.325	10.250	7.619	7.110	354.93	5.07	656	88.6
9	$130,085	1	0.02	$130,085	7.200	7.200	7.200	6.691	356.00	4.00	652	76.8
12	$46,453,724	214	6.94	$217,073	5.125	10.890	7.189	6.680	350.16	3.61	615	75.8
13	$1,053,609	6	0.16	$175,601	6.500	8.500	7.417	6.908	356.60	3.40	622	75.1
21	$241,068	1	0.04	$241,068	7.375	7.375	7.375	6.866	355.00	5.00	552	79.6
24	$130,499,904	698	19.48	$186,963	4.900	13.250	7.200	6.691	355.92	3.47	623	82.2
30	$460,004	2	0.07	$230,002	7.150	7.850	7.463	6.954	356.00	4.00	570	82.8
33	$424,064	2	0.06	$212,032	6.875	9.125	8.183	7.674	356.00	4.00	602	95.8
36	$309,380,553	1,760	46.19	$175,784	4.375	11.900	7.130	6.621	351.02	3.34	625	80.0
60	$51,972,400	190	7.76	$273,539	5.500	11.700	6.705	6.196	345.09	2.91	624	76.9
	$669,823,344	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**



Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Range of Months to Roll (Excludes 1,211 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	1	$67,540	1	0.02	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
7 - 12	12	$77,976	1	0.02	$77,976	6.850	6.850	6.850	6.341	348.00	12.00	569	56.3
13 - 18	17	$6,978,888	48	1.60	$145,393	5.375	12.375	7.585	7.076	353.36	6.64	616	82.5
19 - 24	21	$168,493,184	1,006	38.70	$167,488	4.750	13.250	7.370	6.861	356.52	3.48	619	82.3
25 - 31	31	$7,635,770	42	1.75	$181,804	5.250	9.375	6.827	6.318	354.70	5.30	640	79.4
32 - 37	33	$252,145,835	1,251	57.91	$201,555	4.375	11.900	7.336	6.827	357.05	2.95	605	81.8
	28	**$435,399,193**	**2,349**	**100.00**	**$185,355**	**4.375**	**13.250**	**7.345**	**6.836**	**356.70**	**3.27**	**611**	**81.9**

Range of Margin (Excludes 1,211 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$197,448	1	0.03	$197,448	5.375	5.375	5.375	4.866	354.00	6.00	620	80.0
3.001 - 4.000	$1,936,762	9	0.29	$215,196	4.375	6.625	5.223	4.714	355.91	4.09	677	79.1
4.001 - 5.000	$14,749,751	58	2.20	$254,306	4.750	8.750	6.046	5.537	356.35	3.65	652	78.2
5.001 - 6.000	$253,170,203	1,317	37.80	$192,233	5.000	12.375	7.140	6.631	356.96	3.04	616	80.9
6.001 - 7.000	$68,252,530	294	10.19	$232,151	5.250	10.990	7.078	6.569	356.20	3.63	613	81.7
7.001 - 8.000	$46,680,107	263	6.97	$177,491	5.750	9.999	7.767	7.258	356.37	3.63	602	84.3
8.001 - 9.000	$41,432,989	319	6.19	$129,884	6.250	11.125	8.606	8.097	356.54	3.46	583	87.2
9.001 - 10.000	$7,247,393	68	1.08	$106,579	7.990	10.750	9.558	9.049	356.63	3.37	572	84.9
10.001 - 11.000	$1,422,353	16	0.21	$88,897	9.410	11.950	10.453	9.944	356.30	3.70	563	86.7
11.001 - 12.000	$262,248	3	0.04	$87,416	10.490	11.250	10.616	10.107	356.45	3.55	619	79.6
13.001 - 14.000	$47,408	1	0.01	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
NA	$234,424,151	1,211	35.00	$193,579	4.450	13.625	6.953	6.444	341.65	3.47	636	76.1
3.989	**$669,823,344**	**3,560**	**100.00**	**$188,153**	**4.375**	**13.625**	**7.208**	**6.699**	**351.43**	**3.34**	**620**	**79.9**

Range of Maximum Rates (Excludes 1,211 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
10.001 - 10.500	$667,549	3	0.15	$222,516	5.125	5.500	5.347	4.838	355.72	4.28	659	79.5
10.501 - 11.000	$1,767,543	10	0.41	$176,754	4.750	6.000	5.640	5.131	356.69	3.31	683	74.8
11.001 - 11.500	$6,916,151	28	1.59	$247,005	4.375	9.800	5.755	5.246	356.50	3.50	660	76.0
11.501 - 12.000	$8,361,235	42	1.92	$199,077	4.990	7.000	6.044	5.535	356.28	3.72	653	77.5
12.001 - 12.500	$23,337,530	109	5.36	$214,106	5.125	7.500	6.181	5.672	356.52	3.48	637	79.1
12.501 - 13.000	$57,738,137	247	13.26	$233,758	5.550	8.000	6.332	5.823	356.75	3.25	637	78.2
13.001 - 13.500	$69,025,476	287	15.85	$240,507	6.050	8.375	6.604	6.095	356.87	3.13	625	80.4
13.501 - 14.000	$77,009,993	386	17.69	$199,508	6.550	9.000	7.087	6.578	356.78	3.22	607	79.6
14.001 - 14.500	$55,895,647	295	12.84	$189,477	7.050	8.500	7.544	7.035	356.66	3.34	600	83.2
14.501 - 15.000	$53,204,202	327	12.22	$162,704	7.525	9.000	8.003	7.494	356.62	3.38	602	86.1
15.001 - 15.500	$30,852,119	203	7.09	$151,981	7.125	9.500	8.489	7.980	356.83	3.17	591	86.5
15.501 - 16.000	$24,893,328	180	5.72	$138,296	8.000	10.000	8.895	8.386	356.83	3.17	582	86.0



Group 2 (Aggregate ARM and Fixed): $669,823,344

Detailed Report

Range of Maximum Rates (Excludes 1,211 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
16.001 - 16.500	$11,436,527	102	2.63	$112,123	7.750	10.500	9.307	8.798	355.39	3.54	574	87.2
16.501 - 17.000	$9,728,639	82	2.23	$118,642	9.550	11.000	9.910	9.401	357.06	2.94	571	87.6
17.000 - 17.500	$2,329,311	25	0.53	$93,172	10.050	10.500	10.258	9.749	356.40	3.60	570	85.3
17.501 - 18.000	$1,401,442	13	0.32	$107,803	10.600	12.000	10.808	10.299	357.40	2.60	586	91.3
18.001 - 18.500	$575,619	5	0.13	$115,124	11.070	12.375	11.700	11.191	355.64	4.36	541	79.6
18.501 - 19.000	$211,338	4	0.05	$52,834	11.575	11.950	11.741	11.232	357.55	2.45	521	67.9
20.001+	$47,408	1	0.01	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
14.022	**$435,399,193**	**2,349**	**100.00**	**$185,355**	**4.375**	**13.250**	**7.345**	**6.836**	**356.70**	**3.27**	**611**	**81.9**

Next Interest Adjustment Date (Excludes 1,211 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$67,540	1	0.02	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
02/05	$77,976	1	0.02	$77,976	6.850	6.850	6.850	6.341	348.00	12.00	569	56.3
03/05	$158,748	1	0.04	$158,748	7.875	7.875	7.875	7.366	349.00	11.00	609	80.0
04/05	$127,179	1	0.03	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.03	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$523,255	4	0.12	$130,814	7.625	10.250	9.447	8.938	352.00	8.00	570	84.6
07/05	$1,831,036	10	0.42	$183,104	5.500	8.625	7.209	6.700	353.00	7.00	633	83.3
08/05	$4,575,957	32	1.05	$142,999	5.375	12.375	7.525	7.016	354.08	5.92	610	81.5
09/05	$18,143,773	128	4.17	$141,748	4.750	11.070	7.366	6.857	355.04	4.96	622	83.4
10/05	$63,231,833	386	14.52	$163,813	5.125	13.250	7.327	6.818	356.03	3.97	621	81.2
11/05	$72,343,511	424	16.62	$170,621	4.990	12.000	7.400	6.891	357.03	2.97	620	83.0
12/05	$14,402,133	66	3.31	$218,214	5.150	10.750	7.383	6.874	358.00	2.00	604	81.9
05/06	$66,582	1	0.02	$66,582	8.000	8.000	8.000	7.491	352.00	8.00	589	65.0
06/06	$179,835	1	0.04	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$177,113	1	0.04	$177,113	5.500	5.500	5.500	4.991	353.00	7.00	773	70.0
08/06	$1,226,582	5	0.28	$245,316	5.750	9.375	6.770	6.261	354.00	6.00	621	79.8
09/06	$6,881,773	42	1.58	$163,852	5.250	10.420	7.073	6.564	355.13	4.87	633	80.6
10/06	$56,863,071	344	13.06	$165,300	4.500	10.750	7.545	7.036	356.10	3.90	604	81.8
11/06	$135,255,719	657	31.06	$205,869	4.375	11.900	7.317	6.808	357.03	2.97	604	81.1
12/06	$58,534,338	240	13.44	$243,893	5.125	11.575	7.174	6.665	358.01	1.99	610	83.3
01/07	$596,593	2	0.14	$298,297	6.000	7.990	6.390	5.881	359.00	1.00	651	95.6
	$435,399,193	**2,349**	**100.00**	**$185,355**	**4.375**	**13.250**	**7.345**	**6.836**	**356.70**	**3.27**	**611**	**81.9**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	19,470	
Total Outstanding Loan Balance	$3,307,913,377	
Average Loan Balance	$169,898	$11,478 to $998,355
WA Mortgage Rate	7.220%	2.125% to 13.750%
Net WAC	6.711%	1.616% to 13.241%
ARM Characteristics		
WA Gross Margin	6.015%	2.750% to 15.250%
WA Months to First Roll	30	1 to 35
WA First Periodic Cap	1.661%	1.000% to 4.000%
WA Subsequent Periodic Cap	1.451%	1.000% to 3.000%
WA Lifetime Cap	14.175%	9.125% to 20.375%
WA Lifetime Floor	7.316%	1.000% to 13.375%
WA Original Term (months)	354	120 to 360
WA Remaining Term (months)	351	101 to 359
WA LTV	79.53%	7.49% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	616	
WA DTI%	N/A	
Percentage of Pool with Prepayment Penalties at Loan Orig	74.80%	
Percentage of Pool Secured by: 1st Liens	100.00%	
Percentage of Pool Secured by: 2nd Liens	0.00%	
Prepay Penalty (Hard/Soft): HARD	100.00%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.70%	SFR: 79.22%	FULL DOC: 68.88%	RFCO: 64.54%	OOC: 97.97%	A: 68.05%	0: 25.20%
FL: 6.90%	PUD: 11.70%	STATED: 30.67%	PURCH: 27.84%	NOO: 1.63%	A-: 11.11%	6: 0.07%
MA: 4.67%	CONDO: 4.98%	SIMPLE: 0.45%	REFI: 7.62%	2ND: 0.41%	B: 10.21%	9: 0.01%
NY: 4.54%	2-4 UNIT: 3.40%				C: 7.11%	12: 5.24%
TX: 4.14%	MANUF: 0.53%				C-: 3.09%	13: 0.06%
					D: 0.43%	21: 0.01%
						22: 0.01%
						23: 0.00%
						24: 12.39%
						Truncated...



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$651,639	4	0.02	$162,910	6.510	9.125	6.979	6.470	330.00	11.35	623	81.5
2/28 LIBOR	$471,404,591	2,763	14.25	$170,613	4.750	13.250	7.276	6.767	356.54	3.46	627	82.3
3/27 LIBOR	$1,531,037,595	9,016	46.28	$169,813	2.125	13.375	7.334	6.825	357.26	2.74	607	82.0
FIXED 10YR	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
FIXED 15YR - CC	$2,972,741	27	0.09	$110,102	7.250	9.750	8.234	7.725	177.35	2.57	571	70.2
FIXED 15YR	$82,237,528	696	2.49	$118,157	4.500	12.000	7.200	6.691	176.82	3.11	616	69.4
FIXED 20YR	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
FIXED 30YR - CC	$35,112,435	224	1.06	$156,752	6.000	11.375	8.094	7.585	357.23	2.58	591	77.6
FIXED 30YR	$1,165,234,119	6,593	35.23	$176,738	3.000	13.750	7.017	6.508	356.88	3.02	624	76.0
FIX30/15 BAL	$11,265,899	78	0.34	$144,435	5.850	9.990	7.586	7.077	175.78	4.22	628	76.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 180	$67,540	1	0.00	$67,540	9.125	9.125	9.125	8.616	103.00	77.00	542	70.0
ARM 360	$2,003,026,286	11,782	60.55	$170,007	2.125	13.375	7.320	6.811	357.09	2.91	612	82.1
Fixed 120	$574,172	9	0.02	$63,797	7.090	11.450	8.741	8.232	115.56	4.15	605	67.6
Fixed 180	$96,476,169	801	2.92	$120,445	4.500	12.000	7.277	6.768	176.71	3.22	616	70.2
Fixed 240	$7,422,657	60	0.22	$123,711	4.990	10.550	7.142	6.633	235.84	4.06	631	74.2
Fixed 360	$1,200,346,554	6,817	36.29	$176,081	3.000	13.750	7.049	6.540	356.89	3.01	623	76.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$100,123	5	0.00	$20,025	6.750	12.000	9.895	9.386	247.47	11.60	622	54.6
$25000.01 - $50000	$20,697,966	472	0.63	$43,852	5.100	13.750	8.979	8.470	321.58	3.24	595	68.5
$50000.01 - $75000	117,125,253	1,818	3.54	$64,425	4.950	12.500	8.292	7.783	339.11	3.02	605	76.6
$75000.01 - $100000	233,821,630	2,638	7.07	$88,636	5.000	11.750	7.813	7.304	345.20	2.95	603	77.9
$100000.01 - $ 150000	627,179,757	5,025	18.96	$124,812	2.125	11.625	7.593	7.084	350.41	2.98	609	80.3
$150000.01 - $ 200000	674,768,682	3,881	20.40	$173,865	3.000	12.125	7.213	6.704	352.54	2.94	612	79.4
$200000.01 - $ 250000	512,855,154	2,291	15.50	$223,856	4.550	10.625	7.035	6.526	352.32	2.99	615	79.5
$250000.01 - $ 300000	390,769,394	1,429	11.81	$273,457	4.800	12.375	6.958	6.449	353.48	2.92	622	80.4
$300000.01 - $ 350000	265,969,561	819	8.04	$324,749	4.750	10.250	6.814	6.305	354.71	2.96	630	81.0
$350000.01 - $ 400000	204,479,072	544	6.18	$375,881	4.375	10.000	6.798	6.289	353.90	2.96	630	80.1
$400000.01 - $ 450000	109,195,875	257	3.30	$424,887	4.900	10.750	6.775	6.266	355.68	2.95	636	80.7



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$450000.01 - $ 500000	$89,605,921	187	2.71	$479,176	4.550	8.750	6.600	6.091	353.14	2.98	635	77.3
$500000.01 - $ 550000	$25,774,918	49	0.78	$526,019	5.375	8.750	6.652	6.143	357.20	2.80	627	78.1
$550000.01 - $ 600000	$19,807,489	34	0.60	$582,573	5.500	9.375	6.872	6.363	357.12	2.88	621	76.1
$600000.01 - $ 650000	$3,199,610	5	0.10	$639,922	5.875	6.250	5.999	5.490	357.39	2.61	647	78.0
$650000.01 - $ 700000	$4,045,340	6	0.12	$674,223	5.875	7.875	6.487	5.978	357.17	2.83	628	69.4
$700000.01 - $ 750000	$718,528	1	0.02	$718,528	5.875	5.875	5.875	5.366	358.00	2.00	625	80.0
$750000.01 - $ 800000	$2,334,348	3	0.07	$778,116	6.500	6.875	6.627	6.118	357.34	2.66	646	70.5
$800000.01 - $ 850000	$1,658,682	2	0.05	$829,341	6.375	6.500	6.438	5.929	357.49	2.51	639	70.0
$850000.01 - $ 900000	$874,310	1	0.03	$874,310	6.750	6.750	6.750	6.241	178.00	2.00	652	61.8
$900000.01 - $ 950000	$937,617	1	0.03	$937,617	6.875	6.875	6.875	6.366	357.00	3.00	605	81.7
$950000.01 - $ 1000000	$1,994,148	2	0.06	$997,074	5.750	7.000	6.376	5.867	357.00	3.00	630	67.3
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$18,053,578	179	0.55	$100,858	5.875	12.375	8.209	7.700	344.52	2.98	605	85.9
AK	$1,872,712	12	0.06	$156,059	6.875	10.625	8.313	7.804	357.47	2.53	592	86.4
AZ	$53,008,977	378	1.60	$140,235	5.300	12.125	7.365	6.856	352.52	3.15	626	83.2
AR	$10,960,177	102	0.33	$107,453	5.750	12.000	8.107	7.598	349.03	2.88	606	88.1
CA	$1,213,942,408	5,402	36.70	$224,721	2.125	13.625	6.774	6.265	353.19	2.99	626	77.0
CO	$58,013,970	318	1.75	$182,434	4.500	10.875	7.170	6.661	353.57	2.86	625	83.1
CT	$39,062,596	232	1.18	$168,373	5.125	11.250	7.608	7.099	351.44	2.92	594	78.9
DE	$5,043,152	35	0.15	$144,090	5.875	9.625	7.827	7.318	350.40	2.92	590	83.4
DC	$3,970,484	18	0.12	$220,582	6.250	9.500	7.452	6.943	356.71	3.29	588	74.8
FL	$228,383,591	1,613	6.90	$141,589	4.750	11.875	7.468	6.959	350.93	2.81	611	82.4
GA	$70,734,655	501	2.14	$141,187	5.625	11.750	8.049	7.540	352.23	2.83	604	84.1
HI	$42,123,208	172	1.27	$244,902	3.000	9.875	6.833	6.324	352.28	3.32	636	79.3
ID	$11,777,307	99	0.36	$118,963	5.125	11.250	7.607	7.098	352.29	2.73	610	81.1
IL	$87,379,657	547	2.64	$159,743	5.125	10.875	7.523	7.014	351.46	2.94	611	80.6
IN	$26,574,965	273	0.80	$97,344	5.300	13.375	7.840	7.331	346.31	3.10	615	84.8
IA	$5,151,932	58	0.16	$88,826	5.350	11.750	8.126	7.617	353.65	2.92	616	87.1
KS	$13,492,879	108	0.41	$124,934	6.000	12.000	7.933	7.424	348.41	3.24	627	86.8
KY	$18,774,876	172	0.57	$109,156	5.740	12.000	7.878	7.369	349.69	2.93	607	85.3
LA	$27,655,441	246	0.84	$112,420	5.000	11.875	7.676	7.167	338.47	2.84	613	82.5
ME	$9,807,397	76	0.30	$129,045	5.625	10.875	7.525	7.016	354.19	2.75	609	79.6
MD	$56,480,252	323	1.71	$174,861	5.125	11.250	7.448	6.939	351.03	2.98	605	81.0
MA	$154,480,350	726	4.67	$212,783	5.000	11.000	6.908	6.399	353.69	2.85	599	74.7
MI	$105,571,954	845	3.19	$124,937	5.100	11.900	7.711	7.202	350.54	3.12	612	82.0
MN	$43,264,345	255	1.31	$169,664	5.500	11.500	7.581	7.072	354.60	3.08	619	83.5
MS	$11,069,760	104	0.33	$106,440	6.250	11.500	7.917	7.408	337.78	2.81	608	84.3



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MO	$53,980,064	464	1.63	$116,336	5.400	11.575	7.871	7.362	351.01	2.95	616	83.6
MT	$3,645,951	28	0.11	$130,213	6.000	10.250	7.293	6.784	353.52	2.86	594	78.1
NE	$2,722,652	31	0.08	$87,827	6.000	11.375	8.040	7.531	347.72	2.83	614	83.2
NV	$54,031,913	325	1.63	$166,252	5.250	10.500	7.257	6.748	353.74	2.91	624	84.7
NH	$32,721,042	191	0.99	$171,314	5.375	10.875	7.163	6.654	353.14	2.86	612	79.7
NJ	$96,917,377	497	2.93	$195,005	4.500	11.500	7.459	6.950	347.05	2.84	596	75.6
NM	$7,988,648	57	0.24	$140,152	6.350	10.375	7.695	7.186	351.52	2.92	618	82.9
NY	$150,143,660	665	4.54	$225,780	5.000	12.500	7.166	6.657	349.37	2.86	605	72.7
NC	$29,672,191	242	0.90	$122,612	5.750	12.500	7.886	7.377	350.40	2.85	607	85.2
ND	$395,470	5	0.01	$79,094	6.875	10.875	8.550	8.041	357.80	2.20	574	80.0
OH	$37,479,773	357	1.13	$104,985	5.300	13.750	7.906	7.397	349.66	2.92	608	85.0
OK	$17,722,900	169	0.54	$104,869	5.300	11.625	7.775	7.266	348.11	3.05	625	85.3
OR	$42,746,558	284	1.29	$150,516	4.750	9.375	7.003	6.494	354.32	3.00	630	80.9
PA	$47,427,164	363	1.43	$130,653	5.490	11.375	7.580	7.071	346.77	2.95	600	80.6
RI	$11,116,652	72	0.34	$154,398	6.000	11.000	7.663	7.154	352.51	2.76	595	76.6
SC	$14,262,307	128	0.43	$111,424	6.500	12.375	7.952	7.443	343.14	3.00	600	83.5
SD	$1,185,016	12	0.04	$98,751	6.875	9.750	7.913	7.404	328.07	2.82	641	85.0
TN	$42,529,855	353	1.29	$120,481	5.150	10.990	7.869	7.360	348.10	2.92	618	87.1
TX	$137,043,920	1,151	4.14	$119,065	5.500	11.875	7.821	7.312	346.49	2.98	610	83.5
UT	$26,031,248	181	0.79	$143,819	5.375	10.000	7.226	6.717	353.10	2.98	637	84.2
VT	$1,609,956	12	0.05	$134,163	7.000	9.250	7.930	7.421	357.12	2.88	587	82.2
VA	$70,668,007	409	2.14	$172,782	5.375	11.750	7.398	6.889	346.62	3.02	601	80.5
WA	$86,242,435	488	2.61	$176,726	4.550	11.375	6.986	6.477	354.11	3.13	632	82.5
WV	$3,549,580	34	0.11	$104,399	6.200	11.250	7.927	7.418	351.25	2.98	609	82.3
WI	$16,848,565	134	0.51	$125,736	5.480	11.625	8.087	7.578	350.93	3.07	604	82.7
WY	$2,579,851	24	0.08	$107,494	6.000	13.250	8.042	7.533	350.04	2.83	594	83.1
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$111,481,311	845	3.37	$131,931	3.000	11.625	6.907	6.398	336.97	3.04	614	41.1
50.01-55.00	$55,447,212	339	1.68	$163,561	4.990	11.600	6.822	6.313	346.68	2.92	603	52.6
55.01-60.00	$98,707,144	596	2.98	$165,616	4.550	12.750	6.917	6.408	342.99	2.99	600	58.0
60.01-65.00	$155,292,896	918	4.69	$169,164	4.500	13.625	7.071	6.562	344.06	2.93	594	63.0
65.01-70.00	$272,526,334	1,620	8.24	$168,226	4.990	12.625	7.101	6.592	350.67	2.95	591	68.6
70.01-75.00	$337,315,820	2,027	10.20	$166,411	2.125	12.000	7.158	6.649	349.40	2.95	595	73.8
75.01-80.00	$942,371,472	5,515	28.49	$170,874	4.375	12.000	6.941	6.432	352.90	2.98	628	79.5
80.01-85.00	$368,674,775	2,067	11.15	$178,362	4.450	12.250	7.166	6.657	352.20	2.95	611	84.1
85.01-90.00	$479,806,425	2,582	14.50	$185,827	5.500	12.000	7.403	6.894	353.25	2.95	625	89.4
90.01-95.00	$158,684,589	881	4.80	$180,119	5.375	12.125	7.713	7.204	355.16	2.92	626	94.4



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
95.01-100.00	$327,605,398	2,080	9.90	$157,503	4.750	13.750	8.075	7.566	356.45	2.92	633	99.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 2.500	$148,358	1	0.00	$148,358	2.125	2.125	2.125	1.616	357.00	3.00	555	75.0
2.501 - 3.000	$185,361	1	0.01	$185,361	3.000	3.000	3.000	2.491	358.00	2.00	764	38.8
4.001 - 4.500	$1,024,336	4	0.03	$256,084	4.375	4.500	4.436	3.927	328.20	4.46	710	69.6
4.501 - 5.000	$9,842,868	43	0.30	$228,904	4.550	5.000	4.897	4.388	346.53	4.01	713	65.5
5.001 - 5.500	$66,800,633	271	2.02	$246,497	5.050	5.500	5.386	4.877	352.75	3.57	692	71.0
5.501 - 6.000	$254,309,600	1,069	7.69	$237,895	5.550	6.000	5.864	5.355	352.04	3.18	658	74.6
6.001 - 6.500	$576,064,347	2,631	17.41	$218,953	6.050	6.500	6.363	5.854	352.64	2.90	635	76.5
6.501 - 7.000	$821,955,579	4,317	24.85	$190,400	6.510	7.000	6.828	6.319	350.80	2.89	617	78.2
7.001 - 7.500	$521,474,963	3,166	15.76	$164,711	7.020	7.500	7.333	6.824	351.35	2.95	608	79.9
7.501 - 8.000	$464,520,971	3,134	14.04	$148,220	7.525	8.000	7.819	7.310	350.84	2.92	600	82.3
8.001 - 8.500	$251,692,522	1,844	7.61	$136,493	8.020	8.500	8.334	7.825	351.93	2.90	595	84.0
8.501 - 9.000	$182,387,835	1,438	5.51	$126,834	8.520	9.000	8.792	8.283	351.34	2.91	591	86.1
9.001 - 9.500	$69,822,810	621	2.11	$112,436	9.030	9.500	9.310	8.801	350.57	3.23	582	86.2
9.501 - 10.000	$50,471,975	484	1.53	$104,281	9.525	10.000	9.811	9.302	351.48	2.89	578	86.6
10.001 - 10.500	$18,809,322	203	0.57	$92,657	10.025	10.500	10.326	9.817	350.49	3.06	580	84.4
10.501 - 11.000	$11,505,942	138	0.35	$83,376	10.550	11.000	10.792	10.283	351.19	3.14	577	85.8
11.001 - 11.500	$3,810,537	52	0.12	$73,280	11.050	11.500	11.293	10.784	340.12	2.89	574	84.3
11.501 - 12.000	$1,977,315	37	0.06	$53,441	11.575	12.000	11.800	11.291	352.10	2.96	563	80.9
12.001 - 12.500	$852,773	10	0.03	$85,277	12.125	12.500	12.306	11.797	356.55	3.45	571	84.2
12.501 - 13.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
13.001 - 13.500	$95,278	2	0.00	$47,639	13.250	13.375	13.313	12.804	357.00	3.00	552	82.6
13.501 - 14.000	$73,256	2	0.00	$36,628	13.625	13.750	13.675	13.166	357.00	3.00	591	77.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$2,620,663,391	15,681	79.22	$167,123	2.125	13.750	7.228	6.719	351.02	2.97	615	79.4
PUD	$387,041,337	1,990	11.70	$194,493	4.375	11.500	7.196	6.687	353.35	2.92	620	83.1
CONDO	$164,804,299	1,009	4.98	$163,334	4.875	13.625	7.148	6.639	354.40	2.91	626	80.8
2-4 UNITS	$112,368,923	556	3.40	$202,102	5.050	11.900	7.101	6.592	351.41	2.91	617	70.7
MANUF	$17,664,743	197	0.53	$89,669	5.875	12.125	7.914	7.405	344.37	2.61	612	73.6

Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
HI CONDO	$5,370,684	37	0.16	$145,154	5.875	9.990	7.261	6.752	350.75	2.98	612	71.4
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$2,134,968,691	12,436	64.54	$171,676	2.125	13.625	7.177	6.668	349.87	2.89	605	76.4
PURCH	$920,877,380	5,464	27.84	$168,535	4.375	13.750	7.349	6.840	356.00	3.05	642	86.9
REFI	$252,067,306	1,570	7.62	$160,552	4.450	12.375	7.114	6.605	348.08	3.17	621	79.2
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$3,240,702,444	18,945	97.97	$171,058	2.125	13.750	7.215	6.706	351.57	2.96	616	79.7
NOO	$53,756,365	435	1.63	$123,578	5.050	13.625	7.489	6.980	345.76	3.09	634	70.1
2ND HM	$13,454,567	90	0.41	$149,495	5.500	13.250	7.286	6.777	342.63	2.91	623	69.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$678,325	12	0.02	$56,527	7.090	12.000	8.899	8.390	113.54	15.42	599	68.6
121 - 180	$96,439,556	799	2.92	$120,700	4.500	11.875	7.276	6.767	176.74	3.19	616	70.2
181 - 300	$7,641,669	61	0.23	$125,273	4.990	10.550	7.210	6.701	237.19	6.15	630	74.1
301 - 360	$3,203,153,828	18,598	96.83	$172,231	2.125	13.750	7.218	6.709	357.02	2.94	616	79.8
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$2,278,503,898	13,964	68.88	$163,170	2.125	13.750	7.261	6.752	351.49	2.96	608	80.5
STATED	$1,014,548,141	5,419	30.67	$187,221	5.000	12.125	7.129	6.620	351.35	2.96	635	77.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SIMPLE	$14,861,338	87	0.45	$170,820	4.900	10.250	7.050	6.541	349.87	3.15	623	70.5
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$4,093,145	22	0.12	$186,052	4.990	7.500	5.974	5.465	346.39	3.56	805	69.0
781 - 800	$15,097,926	70	0.46	$215,685	4.500	8.000	5.920	5.411	353.21	3.85	790	69.1
761 - 780	$30,226,849	141	0.91	$214,375	3.000	8.750	6.114	5.605	349.91	3.82	770	73.0
741 - 760	$46,296,351	231	1.40	$200,417	4.450	9.500	6.351	5.842	345.42	3.52	750	78.2
721 - 740	$51,551,168	278	1.56	$185,436	4.625	10.875	6.585	6.076	353.58	3.28	730	79.8
701 - 720	$91,416,667	483	2.76	$189,268	4.990	9.990	6.604	6.095	350.71	3.24	710	81.1
681 - 700	$156,466,682	844	4.73	$185,387	4.800	11.125	6.673	6.164	350.96	3.16	690	81.1
661 - 680	$264,909,919	1,464	8.01	$180,949	4.850	11.500	6.823	6.314	352.25	3.06	670	82.2
641 - 660	$390,332,834	2,151	11.80	$181,466	4.990	12.125	6.954	6.445	350.53	2.99	650	81.9
621 - 640	$441,277,058	2,479	13.34	$178,006	4.375	12.500	7.113	6.604	351.44	2.97	630	82.4
601 - 620	$460,631,750	2,676	13.93	$172,134	5.250	13.375	7.327	6.818	352.37	2.93	610	82.1
581 - 600	$481,023,361	2,863	14.54	$168,014	4.750	13.750	7.496	6.987	352.01	2.87	591	81.8
561 - 580	$337,006,851	2,119	10.19	$159,041	5.375	12.125	7.439	6.930	351.21	2.84	570	77.0
541 - 560	$261,702,948	1,712	7.91	$152,864	2.125	12.000	7.544	7.035	351.75	2.81	551	73.3
521 - 540	$173,876,820	1,234	5.26	$140,905	5.875	12.250	7.818	7.309	349.83	2.75	531	70.7
501 - 520	$93,763,506	646	2.83	$145,145	5.750	13.250	8.049	7.540	352.49	2.78	511	68.9
500 or Less	$6,517,374	42	0.20	$155,176	6.250	11.370	8.103	7.594	349.00	3.13	496	68.5
NOT SCORED	$1,722,169	15	0.05	$114,811	5.750	10.375	7.665	7.156	341.55	2.78	N/A	65.0
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$2,250,927,637	12,587	68.05	$178,830	3.000	13.750	7.076	6.567	351.90	3.01	641	82.3
A-	$367,626,310	2,238	11.11	$164,266	4.990	11.875	7.324	6.815	349.90	2.86	581	77.3
B	$337,642,513	2,211	10.21	$152,710	2.125	12.000	7.441	6.932	350.92	2.90	572	74.3
C	$235,301,553	1,620	7.11	$145,248	5.625	12.000	7.687	7.178	349.49	2.79	548	69.8
C-	$102,206,170	719	3.09	$142,150	6.000	13.250	8.058	7.549	352.54	2.83	526	67.9
D	$14,209,193	95	0.43	$149,570	6.250	11.625	8.377	7.868	354.21	2.50	545	61.7
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$833,465,037	5,084	25.20	$163,939	3.000	13.625	7.501	6.992	351.00	2.80	604	78.8
6	$2,395,241	15	0.07	$159,683	6.000	10.250	7.180	6.671	354.74	5.26	639	84.0
9	$308,118	2	0.01	$154,059	7.200	8.350	7.864	7.355	356.00	4.00	661	78.6
12	$173,279,007	802	5.24	$216,059	5.000	10.890	7.101	6.592	351.46	3.17	621	75.8
13	$1,828,690	11	0.06	$166,245	6.125	8.500	7.151	6.642	356.46	3.54	648	74.3
21	$334,123	2	0.01	$167,062	7.375	9.375	7.932	7.423	355.84	4.16	555	81.9
22	$179,274	1	0.01	$179,274	6.500	6.500	6.500	5.991	358.00	2.00	571	80.0
23	$93,690	1	0.00	$93,690	5.500	5.500	5.500	4.991	357.00	3.00	733	80.0
24	$409,721,259	2,196	12.39	$186,576	2.125	13.250	7.119	6.610	355.46	3.27	628	81.5
26	$305,224	1	0.01	$305,224	6.875	6.875	6.875	6.366	357.00	3.00	509	79.9
30	$788,394	4	0.02	$197,099	7.150	7.850	7.486	6.977	356.00	4.00	583	84.3
33	$797,685	4	0.02	$199,421	6.375	9.125	7.568	7.059	355.83	4.17	644	90.3
35	$196,264	1	0.01	$196,264	6.375	6.375	6.375	5.866	356.00	4.00	541	62.5
36	$1,316,260,254	7,947	39.79	$165,630	4.375	13.375	7.173	6.664	353.08	3.01	620	81.4
42	$50,920	1	0.00	$50,920	10.600	10.600	10.600	10.091	356.00	4.00	552	72.9
45	$109,591	1	0.00	$109,591	6.400	6.400	6.400	5.891	356.00	4.00	623	51.2
48	$62,877	1	0.00	$62,877	6.650	6.650	6.650	6.141	177.00	3.00	622	73.8
60	$567,737,726	3,396	17.16	$167,178	5.000	13.750	7.025	6.516	345.33	2.77	616	75.9
	$3,307,913,377	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Months to Roll (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	2	$799,022	6	0.04	$133,170	6.510	10.250	7.290	6.781	330.37	14.41	615	81.8
7 - 12	12	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
13 - 18	18	$16,480,265	112	0.82	$147,145	4.875	12.375	7.434	6.925	353.56	6.44	626	83.0
19 - 24	21	$454,539,049	2,647	22.69	$171,719	4.750	13.250	7.270	6.761	356.66	3.34	627	82.3
25 - 31	30	$21,927,186	130	1.09	$168,671	4.550	11.500	7.001	6.492	354.49	5.51	631	80.4
32 - 37	33	$1,509,061,404	8,885	75.34	$169,844	2.125	13.375	7.338	6.829	357.30	2.70	607	82.0
	30	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$446,551	3	0.01	$148,850	5.375	7.500	6.386	5.877	354.47	5.53	625	85.4
3.001 - 4.000	$4,837,792	24	0.15	$201,575	4.375	6.775	5.392	4.883	356.11	3.89	694	76.0
4.001 - 5.000	$72,620,903	314	2.20	$231,277	4.550	8.750	5.887	5.378	356.66	3.34	655	78.1
5.001 - 6.000	$1,170,039,015	6,679	35.37	$175,182	4.750	12.500	7.157	6.648	357.33	2.67	616	81.0
6.001 - 7.000	$395,668,716	2,294	11.96	$172,480	5.250	12.750	7.318	6.809	356.74	3.23	610	82.6
7.001 - 8.000	$266,847,018	1,730	8.07	$154,247	2.125	13.375	7.932	7.423	356.80	3.20	595	85.5



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Range of Margin (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.001 - 9.000	$74,482,137	570	2.25	$130,670	6.250	11.125	8.652	8.143	356.56	3.44	588	87.3
9.001 - 10.000	$14,904,463	131	0.45	$113,775	7.625	11.000	9.489	8.980	356.58	3.42	576	85.9
10.001 - 11.000	$2,703,222	31	0.08	$87,201	9.410	11.950	10.467	9.958	356.29	3.71	570	87.1
11.001 - 12.000	$352,566	5	0.01	$70,513	10.490	11.250	10.731	10.222	356.66	3.34	614	80.5
13.001 - 14.000	$47,408	1	0.00	$47,408	13.250	13.250	13.250	12.741	357.00	3.00	501	65.0
15.001 - 15.500	$144,035	1	0.00	$144,035	7.250	7.250	7.250	6.741	357.00	3.00	514	75.0
NA	$1,304,819,551	7,687	39.45	$169,744	3.000	13.750	7.067	6.558	342.78	3.03	623	75.6
3.642	**$3,307,913,377**	**19,470**	**100.00**	**$169,898**	**2.125**	**13.750**	**7.220**	**6.711**	**351.44**	**2.96**	**616**	**79.5**

Range of Maximum Rates (Excludes 7,687 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$451,258	2	0.02	$225,629	2.125	5.000	4.055	3.546	357.00	3.00	601	78.4
10.001 - 10.500	$1,828,124	8	0.09	$228,515	5.125	5.500	5.390	4.881	356.37	3.63	656	79.8
10.501 - 11.000	$5,424,656	27	0.27	$200,913	4.750	6.000	5.649	5.140	356.64	3.36	696	76.8
11.001 - 11.500	$11,341,490	52	0.57	$218,106	4.375	9.800	5.790	5.281	356.42	3.58	676	76.5
11.501 - 12.000	$25,728,204	122	1.28	$210,887	4.550	7.000	5.915	5.406	356.42	3.58	657	76.3
12.001 - 12.500	$66,438,984	305	3.32	$217,833	5.050	7.500	6.025	5.516	356.64	3.36	652	78.4
12.501 - 13.000	$173,184,591	789	8.65	$219,499	5.550	8.000	6.200	5.691	356.86	3.14	642	79.1
13.001 - 13.500	$322,150,775	1,547	16.08	$208,242	6.050	8.500	6.469	5.960	357.15	2.85	626	79.0
13.501 - 14.000	$417,136,710	2,272	20.82	$183,599	6.525	9.000	6.917	6.408	357.15	2.85	612	80.4
14.001 - 14.500	$314,405,898	1,857	15.70	$169,309	6.075	9.375	7.394	6.885	357.11	2.89	606	82.4
14.501 - 15.000	$280,602,898	1,829	14.01	$153,419	6.000	9.000	7.882	7.373	357.15	2.85	599	84.4
15.001 - 15.500	$160,600,447	1,112	8.02	$144,425	7.125	9.500	8.369	7.860	357.20	2.80	596	86.2
15.501 - 16.000	$119,111,462	900	5.95	$132,346	8.000	10.000	8.827	8.318	357.21	2.79	590	87.8
16.001 - 16.500	$45,215,815	392	2.26	$115,346	7.750	10.500	9.338	8.829	356.77	2.96	580	87.9
16.501 - 17.000	$36,435,793	320	1.82	$113,862	9.550	11.000	9.852	9.343	357.17	2.83	576	88.1
17.000 - 17.500	$12,575,757	123	0.63	$102,242	10.050	11.100	10.323	9.814	357.09	2.91	582	85.9
17.501 - 18.000	$6,421,874	73	0.32	$87,971	10.550	12.000	10.817	10.308	356.96	3.04	585	88.1
18.001 - 18.500	$2,001,610	23	0.10	$87,027	11.050	12.375	11.446	10.937	356.83	3.17	572	86.3
18.501 - 19.000	$1,174,887	19	0.06	$61,836	11.575	12.000	11.758	11.249	357.58	2.42	560	81.6
19.001 - 19.500	$447,391	6	0.02	$74,565	12.125	12.500	12.311	11.802	357.63	2.37	600	95.6
19.501 - 20.000	$86,795	2	0.00	$43,398	12.625	12.750	12.685	12.176	357.00	3.00	511	64.9
20.001+	$328,406	3	0.02	$109,469	6.625	13.375	8.565	8.056	357.00	3.00	598	84.3
14.175	**$2,003,093,826**	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**



Aggregate (ARM and Fixed): $3,307,913,377

Detailed Report

Next Interest Adjustment Date (Excludes 7,687 Fixed Rate Mortgages)													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
03/04	$342,281	2	0.02	$171,141	6.510	9.125	7.026	6.517	305.27	19.21	605	78.0
04/04	$147,383	2	0.01	$73,692	7.875	10.250	8.665	8.156	332.01	27.99	580	83.1
05/04	$200,278	1	0.01	$200,278	6.750	6.750	6.750	6.241	357.00	3.00	672	80.0
06/04	$109,079	1	0.01	$109,079	7.250	7.250	7.250	6.741	358.00	2.00	589	95.0
02/05	$286,900	3	0.01	$95,633	5.700	8.600	7.095	6.586	348.00	12.00	602	75.3
03/05	$378,267	2	0.02	$189,134	7.875	10.625	9.471	8.962	349.00	11.00	630	85.4
04/05	$127,179	1	0.01	$127,179	8.375	8.375	8.375	7.866	350.00	10.00	602	73.1
05/05	$134,647	2	0.01	$67,323	8.250	9.500	8.725	8.216	351.62	8.38	565	74.9
06/05	$841,778	8	0.04	$105,222	7.500	11.000	9.176	8.667	352.11	7.89	577	84.2
07/05	$3,017,341	19	0.15	$158,807	5.500	9.240	7.200	6.691	353.00	7.00	638	81.7
08/05	$12,554,578	85	0.63	$147,701	4.875	12.375	7.327	6.818	354.05	5.95	625	83.1
09/05	$45,567,033	312	2.27	$146,048	4.750	11.070	7.297	6.788	355.03	4.97	635	83.4
10/05	$144,443,657	837	7.21	$172,573	4.800	13.250	7.185	6.676	356.03	3.97	635	82.1
11/05	$193,669,160	1,113	9.67	$174,006	4.750	12.000	7.284	6.775	357.02	2.98	625	82.4
12/05	$70,285,672	380	3.51	$184,962	4.750	11.375	7.381	6.872	358.00	2.00	613	81.6
02/06	$111,616	1	0.01	$111,616	9.990	9.990	9.990	9.481	349.00	11.00	633	85.0
03/06	$342,372	3	0.02	$114,124	6.500	9.750	7.360	6.851	349.00	11.00	588	89.3
04/06	$96,223	1	0.00	$96,223	7.950	7.950	7.950	7.441	351.00	9.00	712	85.0
05/06	$100,947	2	0.01	$50,474	8.000	9.000	8.340	7.831	352.00	8.00	590	72.3
06/06	$179,835	1	0.01	$179,835	5.500	5.500	5.500	4.991	352.00	8.00	733	81.0
07/06	$849,283	6	0.04	$141,547	5.500	11.500	6.749	6.240	353.00	7.00	611	76.6
08/06	$5,445,277	33	0.27	$165,008	5.750	9.875	7.226	6.717	354.00	6.00	622	83.3
09/06	$16,368,400	95	0.82	$172,299	4.550	10.420	7.036	6.527	355.10	4.90	633	80.1
10/06	$169,968,257	1,004	8.49	$169,291	4.500	11.100	7.361	6.852	356.08	3.92	616	82.3
11/06	$735,835,008	4,334	36.73	$169,782	2.125	13.375	7.336	6.827	357.01	2.99	608	82.2
12/06	$599,580,635	3,520	29.93	$170,335	4.875	12.500	7.331	6.822	358.00	2.00	604	81.7
01/07	$2,110,736	15	0.11	$140,716	6.000	11.500	7.827	7.318	359.00	1.00	603	90.7
	$2,003,093,826	**11,783**	**100.00**	**$169,999**	**2.125**	**13.375**	**7.320**	**6.811**	**357.08**	**2.91**	**612**	**82.1**

Exhibit 99.5

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

ABS New Transaction

Computational Materials

$3,153,825,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2004-1


Countrywide

HOME LOANS

Seller and Master Servicer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet | *Date Prepared: January 26, 2004*

$3,153,825,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's/Fitch) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	$1,516,690,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
2-A	$534,625,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
3-A	$588,910,000	2.43 / 2.64	1-82 / 1-191	AAA/Aaa/AAA	Apr 2034	Floating Rate Senior
M-1	$104,325,000	4.77 / 5.31	42 - 82 / 42 - 157	AA+/Aa1/AA+	Mar 2034	Floating Rate Mezzanine
M-2	$88,275,000	4.71 / 5.22	41 - 82 / 41 - 149	AA+/Aa2/AA	Mar 2034	Floating Rate Mezzanine
M-3	$56,175,000	4.68 / 5.16	40 - 82 / 40 - 141	AA+/Aa3/AA-	Feb 2034	Floating Rate Mezzanine
M-4	$48,150,000	4.66 / 5.12	39 - 82 / 39 - 135	AA/A1/A+	Jan 2034	Floating Rate Mezzanine
M-5	$48,150,000	4.64 / 5.07	39 - 82 / 39 - 128	AA/A2/A+	Jan 2034	Floating Rate Mezzanine
M-6	$48,150,000	4.62 / 5.00	38 - 82 / 38 - 121	A+/A3/A	Dec 2033	Floating Rate Mezzanine
M-7	$40,125,000	4.62 / 4.92	38 - 82 / 38 - 112	A/Baa1/A-	Oct 2033	Floating Rate Mezzanine
M-8	$40,125,000	4.60 / 4.80	37 - 82 / 37 - 102	BBB+/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
M-9	$40,125,000	4.52 / 4.55	37 - 82 / 37 - 89	BBB/Baa3/BBB-	Apr 2033	Floating Rate Mezzanine
B-A	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Floating Rate Subordinate
B-F	$16,050,000	*Not Offered*		BB+/Ba1/BB+		Fixed Rate Subordinate
Total:	$3,153,825,000[6]					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates,**" which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Class B Certificates.*

Trust:	Asset-Backed Certificates, Series 2004-1.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (including the Class 1-A Certificates and Class 2-A Certificates, which are not being offered herein) and the Subordinate Certificates (other than the Class B Certificates) are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class B, Class C, Class P and Class A-R Certificates.

The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."

Federal Tax Status: It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: February 1, 2004.

Cut-off Date: As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.

Expected Pricing Date: January [28], 2004.

Expected Closing Date: February 26, 2004.

Expected Settlement Date: February 26, 2004.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.

Accrued Interest: The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.

Interest Accrual Period: The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).

ERISA Eligibility: The Senior Certificates and the Subordinate Certificates (other than the Class B Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.

Optional Termination: The "*Clean-up Call*", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The ***"Pass-Through Rate"*** for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract," "Class 3-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A *"**Trigger Event**"* will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a *"**Delinquency Trigger**"* will occur if the product of (a)[TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the *'**Required Percentage**"* with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a *"**Cumulative Loss Trigger**"* will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest

funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates and the Class B Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 3-A (To Call)

Margin 0.290%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	29	29	29	29	29
WAL (yr)	18.00	3.06	2.43	1.95	1.45
MDUR (yr)	15.68	2.98	2.38	1.92	1.44
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class 2-A (To Maturity)

Margin 0.290%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	29	31	31	31	30
WAL (yr)	18.05	3.31	2.64	2.12	1.50
MDUR (yr)	15.72	3.20	2.57	2.08	1.48
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Oct33	Aug23	Jan20	Jun17	Jul14

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	25.83	5.68	4.77	4.54	4.33
MDUR (yr)	21.23	5.43	4.61	4.41	4.21
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jun08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	56
WAL (yr)	25.97	6.33	5.31	4.98	5.86
MDUR (yr)	21.32	5.98	5.08	4.80	5.62
First Prin Pay	Jun25	Apr07	Aug07	Feb08	Jan09
Last Prin Pay	Sep33	Apr20	Mar17	Nov14	Jul12

(1) See definition of Pricing Prepayment Speed above.

Class M-2 (To Call)

Margin	0.550%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	55	55	55	55
WAL (yr)	25.83	5.68	4.71	4.33	4.33
MDUR (yr)	21.09	5.42	4.55	4.20	4.20
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-2 (To Maturity)

Margin	0.550%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	57	57	57	58
WAL (yr)	25.97	6.30	5.22	4.75	4.86
MDUR (yr)	21.18	5.94	4.99	4.58	4.69
First Prin Pay	Jun25	Apr07	Jul07	Oct07	May08
Last Prin Pay	Sep33	Jun19	Jul16	May14	Feb12

Class M-3 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.83	5.68	4.68	4.21	4.15
MDUR (yr)	20.96	5.41	4.51	4.08	4.03
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-3 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	62	63	62	62
WAL (yr)	25.97	6.27	5.16	4.61	4.46
MDUR (yr)	21.04	5.91	4.93	4.44	4.31
First Prin Pay	Jun25	Apr07	Jun07	Sep07	Jan08
Last Prin Pay	Aug33	Sep18	Nov15	Oct13	Aug11

Class M-4 (To Call)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	85	85	85	85
WAL (yr)	25.83	5.67	4.66	4.15	3.96
MDUR (yr)	20.31	5.35	4.45	4.00	3.82
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-4 (To Maturity)

Margin	0.850%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	85	88	88	88	88
WAL (yr)	25.97	6.23	5.12	4.53	4.25
MDUR (yr)	20.39	5.81	4.85	4.33	4.09
First Prin Pay	Jun25	Mar07	May07	Jul07	Nov07
Last Prin Pay	Jul33	Feb18	May15	May13	Apr11

Class M-5 (To Call)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	25.83	5.67	4.64	4.10	3.82
MDUR (yr)	20.06	5.33	4.42	3.94	3.69
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-5 (To Maturity)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	98	99	98	98
WAL (yr)	25.96	6.19	5.07	4.44	4.09
MDUR (yr)	20.13	5.76	4.79	4.24	3.93
First Prin Pay	Jun25	Mar07	May07	Jun07	Sep07
Last Prin Pay	Jul33	Jun17	Oct14	Nov12	Dec10

Class M-6 (To Call)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.83	5.67	4.62	4.05	3.71
MDUR (yr)	19.69	5.30	4.39	3.88	3.57
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-6 (To Maturity)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	114	114	114	113
WAL (yr)	25.95	6.13	5.00	4.36	3.95
MDUR (yr)	19.76	5.68	4.71	4.15	3.79
First Prin Pay	Jun25	Mar07	Apr07	May07	Jul07
Last Prin Pay	Jun33	Sep16	Mar14	May12	Jul10

Class M-7 (To Call)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	25.83	5.67	4.62	4.02	3.62
MDUR (yr)	18.87	5.24	4.34	3.81	3.46
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-7 (To Maturity)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	149	149	149	148
WAL (yr)	25.94	6.04	4.92	4.26	3.81
MDUR (yr)	18.92	5.53	4.59	4.02	3.63
First Prin Pay	Jun25	Mar07	Apr07	May07	Jun07
Last Prin Pay	Apr33	Oct15	Jun13	Sep11	Jan10

Class M-8 (To Call)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.83	5.67	4.60	3.99	3.56
MDUR (yr)	18.31	5.19	4.29	3.76	3.38
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-8 (To Maturity)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	173	173	173	173
WAL (yr)	25.91	5.90	4.80	4.14	3.67
MDUR (yr)	18.34	5.37	4.45	3.89	3.49
First Prin Pay	Jun25	Mar07	Mar07	Apr07	May07
Last Prin Pay	Feb33	Oct14	Aug12	Jan11	Jul09

Class M-9 (To Call)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	275	275	275	275
WAL (yr)	25.80	5.58	4.52	3.91	3.45
MDUR (yr)	16.18	4.94	4.10	3.60	3.21
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Jul32	Oct12	Dec10	Sep09	Jun08

Class M-9 (To Maturity)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	276	276	276	275
WAL (yr)	25.81	5.61	4.55	3.92	3.47
MDUR (yr)	16.19	4.96	4.12	3.61	3.23
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Apr07
Last Prin Pay	Oct32	Jun13	Jul11	Feb10	Oct08



Yield Maintenance Agreement Schedule and Strike Rates for Class 3-A

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	588,910,000	7.08136	9.25000	46	125,084,850	9.27784	9.50000
2	581,494,113	6.39644	9.25000	47	121,489,294	8.95927	9.50000
3	572,741,790	6.60967	9.25000	48	118,002,209	8.93937	9.50000
4	562,670,163	6.39674	9.25000	49	114,620,163	9.50000	9.50000
5	551,304,465	6.60999	9.25000	50	111,339,843	8.89961	9.50000
6	538,685,828	6.39680	9.25000	51	108,158,044	9.18406	9.50000
7	524,857,209	6.39683	9.25000	52	105,071,737	9.23564	9.50000
8	510,156,314	6.61037	9.25000	53	102,081,012	9.50000	9.50000
9	494,848,258	6.39692	9.25000	54	99,179,604	9.19148	9.50000
10	479,367,810	6.60918	9.25000	55	96,364,707	9.16900	9.50000
11	464,271,258	6.39540	9.25000	56	93,633,617	9.45143	10.00000
12	449,550,493	6.39503	9.25000	57	90,983,717	9.12762	10.00000
13	435,196,157	7.07980	9.25000	58	88,412,497	9.59531	10.00000
14	421,199,102	6.39463	9.25000	59	85,918,614	9.26264	10.00000
15	407,550,436	6.60740	9.25000	60	83,498,498	9.23898	10.00000
16	394,241,441	6.39415	9.25000	61	81,149,853	10.00000	10.00000
17	381,263,657	6.60690	9.25000	62	78,870,465	9.19179	10.00000
18	368,608,804	6.39340	9.25000	63	76,658,187	9.47387	10.00000
19	356,268,825	6.39302	9.25000	64	74,510,946	9.14479	10.00000
20	344,224,300	6.60880	9.25000	65	72,426,733	9.42541	10.00000
21	330,521,553	6.89011	9.25000	66	70,403,603	9.09800	10.00000
22	314,608,296	7.14714	9.25000	67	68,439,677	9.07470	10.00000
23	299,286,698	6.91087	9.25000	68	66,533,133	9.35316	10.50000
24	284,546,120	6.90512	9.25000	69	64,682,210	9.02826	10.50000
25	271,648,518	7.64364	9.25000	70	62,885,201	9.30531	10.50000
26	260,947,855	6.90344	9.25000	71	61,140,456	8.98209	10.50000
27	250,543,200	7.45842	9.25000	72	59,446,376	8.95910	10.50000
28	240,435,130	7.23520	9.25000	73	57,801,415	9.89363	10.50000
29	230,602,306	7.47321	9.25000	74	56,204,075	8.91334	10.50000
30	221,036,257	7.22881	9.25000	75	54,652,906	9.18692	10.50000
31	211,729,623	7.22548	9.25000	76	53,146,504	8.86787	10.50000
32	202,648,870	7.46431	9.25000	77	51,683,511	9.14009	10.50000
33	189,355,778	7.50011	9.25000	78	50,262,610	8.82272	10.50000
34	170,760,527	8.29860	9.25000	79	48,882,527	8.80026	10.50000
35	153,565,130	7.98003	9.25000	80	47,542,029	9.07048	10.50000
36	137,662,226	7.92783	9.25000	81	46,239,921	8.75560	10.50000
37	125,723,312	8.75613	9.25000	82	44,975,047	9.02451	10.50000
38	125,723,312	7.89839	9.25000				
39	125,723,312	8.43971	9.25000				
40	125,723,312	8.57282	9.25000				
41	125,723,312	8.84290	9.25000				
42	125,723,312	8.54127	9.25000				
43	125,723,312	8.52489	9.25000				
44	125,723,312	8.79256	9.50000				
45	125,723,312	8.60680	9.50000				

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.081	9.250	46	6.579	9.500
2	6.396	9.250	47	6.365	9.500
3	6.609	9.250	48	6.363	9.500
4	6.396	9.250	49	6.801	9.535
5	6.609	9.250	50	6.361	9.500
6	6.396	9.250	51	6.571	9.500
7	6.396	9.250	52	6.358	9.500
8	6.609	9.250	53	6.568	9.521
9	6.396	9.250	54	6.355	9.500
10	6.608	9.250	55	6.354	9.500
11	6.394	9.250	56	6.564	10.000
12	6.394	9.250	57	6.351	10.000
13	7.079	9.250	58	6.561	10.000
14	6.393	9.250	59	6.348	10.000
15	6.606	9.250	60	6.347	10.000
16	6.392	9.250	61	7.025	10.203
17	6.605	9.250	62	6.344	10.000
18	6.392	9.250	63	6.554	10.000
19	6.391	9.250	64	6.342	10.000
20	6.604	9.250	65	6.551	10.000
21	6.390	9.250	66	6.339	10.000
22	6.602	9.250	67	6.337	10.000
23	6.387	9.250	68	6.547	10.500
24	6.385	9.250	69	6.335	10.500
25	7.068	9.250	70	6.545	10.500
26	6.383	9.250	71	6.332	10.500
27	6.595	9.250	72	6.331	10.500
28	6.382	9.250	73	7.008	10.500
29	6.594	9.250	74	6.328	10.500
30	6.381	9.250	75	6.538	10.500
31	6.380	9.250	76	6.326	10.500
32	6.592	9.250	77	6.535	10.500
33	6.381	9.250	78	6.323	10.500
34	6.611	9.250	79	6.322	10.500
35	6.392	9.250	80	6.531	10.500
36	6.386	9.250	81	6.319	10.500
37	7.063	9.250	82	6.528	10.500
38	6.379	9.250			
39	6.590	9.250			
40	6.376	9.250			
41	6.587	9.250			
42	6.373	9.250			
43	6.372	9.250			
44	6.583	9.500			
45	6.369	9.500			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



EXCESS SPREAD [1,2]

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR

Exhibit 99.6

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-1

NY1 5499694v2

ABS New Transaction
Private 144A Placement

Computational Materials

$32,100,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-1


Countrywide

HOME LOANS
Seller and Master Servicer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the placement agent, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Computational Materials for
Countrywide Asset-Backed Certificates, Series 2004-1

Preliminary Term Sheet — *Date Prepared: January 26, 2004*

$32,100,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's/Fitch)[5]	Last Scheduled Distribution Date	Certificate Type
1-A	1,516,690,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
2-A	534,625,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
3-A	588,910,000	*Not Offered Herein*		AAA/Aaa/AAA		Floating Rate Senior
M-1	104,325,000	*Not Offered Herein*		AA+/Aa1/AA+		Floating Rate Mezzanine
M-2	88,275,000	*Not Offered Herein*		AA+/Aa2/AA		Floating Rate Mezzanine
M-3	56,175,000	*Not Offered Herein*		AA+/Aa3/AA-		Floating Rate Mezzanine
M-4	48,150,000	*Not Offered Herein*		AA/A1/A+		Floating Rate Mezzanine
M-5	48,150,000	*Not Offered Herein*		AA/A2/A+		Floating Rate Mezzanine
M-6	48,150,000	*Not Offered Herein*		A+/A3/A		Floating Rate Mezzanine
M-7	40,125,000	*Not Offered Herein*		A/Baa1/A-		Floating Rate Mezzanine
M-8	40,125,000	*Not Offered Herein*		BBB+/Baa2/BBB		Floating Rate Mezzanine
M-9	40,125,000	*Not Offered Herein*		BBB/Baa3/BBB-		Floating Rate Mezzanine
B-A	16,050,000	3.93 / 3.93	37 - 69 / 37 - 69	BB+/Ba1/BB+	Jun 2032	Floating Rate Subordinate
B-F	16,050,000	3.93 / 3.93	37 - 69 / 37 - 69	BB+/Ba1/BB+	Jun 2032	Fixed Rate Subordinate
Total:	**$32,100,000**[6]					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-A and Class B-F Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans. Together, the Class B-A and Class B-F Certificates are referred to herein as the "**Class B Certificates.**"*

(2) *The margins on the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761, Kei Ishidoya, (212) 908-0238.*

(6) *The "Total" principal balance of the Certificates excludes the aggregate principal balance of the Non-Offered Certificates (as defined below).*

Trust: Asset-Backed Certificates, Series 2004-1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates:	The Class B Certificates are sometimes referred to herein as the "***Offered Certificates***."
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Senior Certificates, the Class M-1 through M-9 Certificates, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Class B Private Placement:	The Offered Certificates have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Class B Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act.
Class B Restrictions on Transfer:	The Offered Certificates are being offered to, and may only be sold or transferred to, "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act. Each purchaser of the Class B Certificates will be deemed to have represented that it is a Qualified Institutional Buyer.
Registration:	The Offered Certificates will be available in book-entry form through the PORTAL System.
Statistical Pool Calculation Date:	February 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of February 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	January [28], 2004.
Expected Closing Date:	February 26, 2004.
Expected Settlement Date:	February 26, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates (except for the Class B-F Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class B-F Certificates will include accrued interest from February 1, 2004 up to, but not including the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates (other than the Class B-F Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Class B-F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).

Class B ERISA Eligibility:	The Offered Certificates are not expected to be ERISA eligible.
Class B SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The ***"Clean-up Call"***, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 23% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing and remaining constant at 30% CPR from month 28 until month 35, increasing to and remaining constant at 65% CPR from month 36 until month 39 and decreasing to and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $3,307,913,377 of which: (i) approximately $1,087,269,085 were conforming balance adjustable rate mortgage loans and approximately $812,258,166 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $435,399,194 were adjustable rate mortgage loans and approximately $234,424,150 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and (iii) approximately $480,425,548 were adjustable rate mortgage loans and approximately $258,137,234 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates (other than the Class B-F Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The ***"Pass-Through Rate"*** for the Class B-F Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (other than in the case of the Class B-F Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include four Corridor Contracts for the benefit of the Class 1-A, Class 2-A, Class 3-A, and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract," "Class 3-A Corridor Contract,"*** and "***Subordinate Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts (except for the Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in March 2007, when the Notional Amount will amortize down pursuant to an amortization schedule as set forth in an appendix hereto) will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates the related Net Rate Carryover and (d) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, frst based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa/AAA	17.75%	35.50%
M-1	AA+/Aa1/AA+	14.50%	29.00%
M-2	AA+/Aa2/AA	11.75%	23.50%
M-3	AA+/Aa3/AA-	10.00%	20.00%
M-4	AA/A1/A+	8.50%	17.00%
M-5	AA/A2/A+	7.00%	14.00%
M-6	A+/A3/A	5.50%	11.00%
M-7	A/Baa1/A-	4.25%	8.50%
M-8	BBB+/Baa2/BBB	3.00%	6.00%
M-9	BBB/Baa3/BBB-	1.75%	3.50%
B-A	BB+/Ba1/BB+	0.75%	1.50%
B-F	BB+/Ba1/BB+	0.75%	1.50%

(1) Initial Overcollateralization at closing is 0.75%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a)[TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to March 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to March 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to March 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in March 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B Certificates (pro rata), Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or Subordinate Certificates to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to (i) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates and (ii) pro rata, to the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.00% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 6.00% Subordination, (x) tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have 3.50% Subordination and (xi) eleventh, pro rata, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount and Margin Yield Tables, Corridor Contract Schedules, Available Funds Schedules, Excess Spread Schedules, Breakeven Loss Table and Collateral Tables to Follow]

Discount Margin and Yield Tables (%) (1)

Class B-A (To Call)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 82.718	424	737	825	896	941
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	14.42	4.13	3.44	3.02	2.81
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-A (To Maturity)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 82.718	424	737	825	896	941
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	14.42	4.13	3.44	3.02	2.81
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-F (To Call)

Coupon 5.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 82.977	6.996	10.112	11.000	11.720	12.173
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	12.13	3.91	3.27	2.89	2.70
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07

Class B-F (To Maturity)

Coupon 5.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 82.977	6.996	10.112	11.000	11.720	12.173
WAL (yr)	25.27	4.83	3.93	3.41	3.14
MDUR (yr)	12.13	3.91	3.27	2.89	2.70
First Prin Pay	Jun25	Mar07	Mar07	Mar07	Mar07
Last Prin Pay	Dec31	Jun11	Nov09	Oct08	Oct07



Yield Maintenance Agreement Schedule and Strike Rates for Subs

Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	545,700,000	7.19040	9.25000	46	303,585,813	8.91521	9.50000
2	545,700,000	6.49462	9.25000	47	294,609,428	8.61011	9.50000
3	545,700,000	6.71107	9.25000	48	285,898,031	8.59195	9.50000
4	545,700,000	6.49460	9.25000	49	277,443,385	9.16513	9.50000
5	545,700,000	6.71109	9.25000	50	269,237,531	8.55587	9.50000
6	545,700,000	6.49458	9.25000	51	261,272,773	8.82502	9.50000
7	545,700,000	6.49456	9.25000	52	253,541,717	8.98935	9.50000
8	545,700,000	6.71109	9.25000	53	246,047,436	9.26710	9.50000
9	545,700,000	6.49441	9.25000	54	238,771,944	8.94655	9.50000
10	545,700,000	6.70637	9.25000	55	231,708,506	8.92500	9.50000
11	545,700,000	6.48962	9.25000	56	224,850,618	9.20030	10.00000
12	545,700,000	6.48929	9.25000	57	218,191,982	8.88306	10.00000
13	545,700,000	7.18419	9.25000	58	211,726,522	9.44031	10.00000
14	545,700,000	6.48877	9.25000	59	205,452,696	9.11256	10.00000
15	545,700,000	6.70472	9.25000	60	199,360,140	9.08912	10.00000
16	545,700,000	6.48815	9.25000	61	193,443,333	10.00000	10.00000
17	545,700,000	6.70411	9.25000	62	187,696,935	9.04246	10.00000
18	545,700,000	6.48771	9.25000	63	182,115,776	9.31989	10.00000
19	545,700,000	6.48737	9.25000	64	176,694,850	8.99615	10.00000
20	545,700,000	6.70501	9.25000	65	171,429,310	9.27220	10.00000
21	545,700,000	6.68256	9.25000	66	166,314,463	8.95013	10.00000
22	545,700,000	6.95478	9.25000	67	161,345,764	8.92725	10.00000
23	545,700,000	6.72760	9.25000	68	156,518,812	9.20127	10.50000
24	545,700,000	6.72420	9.25000	69	151,829,346	8.88176	10.50000
25	545,700,000	7.44288	9.25000	70	147,273,238	9.15445	10.50000
26	545,700,000	6.72231	9.25000	71	142,846,491	8.83663	10.50000
27	545,700,000	7.07661	9.25000	72	138,545,233	8.81421	10.50000
28	545,700,000	6.89305	9.25000	73	134,365,714	9.73387	10.50000
29	545,700,000	7.12155	9.25000	74	130,304,302	8.76966	10.50000
30	545,700,000	6.88992	9.25000	75	126,357,480	9.03912	10.50000
31	545,700,000	6.88795	9.25000	76	122,521,838	8.72551	10.50000
32	545,700,000	7.11692	9.25000	77	118,794,075	8.99371	10.50000
33	545,700,000	6.99631	9.25000	78	115,170,993	8.68177	10.50000
34	545,700,000	7.89390	9.25000	79	111,649,492	8.66006	10.50000
35	545,700,000	7.60015	9.25000	80	108,226,572	8.92640	10.50000
36	545,700,000	7.55990	9.25000	81	104,899,322	8.61696	10.50000
37	545,700,000	8.34025	9.25000	82	101,664,924	8.88209	10.50000
38	519,361,435	7.52523	9.25000				
39	487,486,431	7.88313	9.25000				
40	456,571,459	8.16987	9.25000				
41	426,205,522	8.42924	9.25000				
42	396,746,618	8.14375	9.25000				
43	368,166,179	8.13018	9.25000				
44	340,436,685	8.38777	9.50000				
45	313,531,550	8.14850	9.50000				

Subs Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.190	9.250
2	6.495	9.250
3	6.711	9.250
4	6.494	9.250
5	6.711	9.250
6	6.494	9.250
7	6.494	9.250
8	6.711	9.250
9	6.494	9.250
10	6.706	9.250
11	6.489	9.250
12	6.489	9.250
13	7.184	9.250
14	6.488	9.250
15	6.704	9.250
16	6.488	9.250
17	6.703	9.250
18	6.487	9.250
19	6.487	9.250
20	6.703	9.250
21	6.487	9.250
22	6.697	9.250
23	6.480	9.250
24	6.478	9.250
25	7.171	9.250
26	6.476	9.250
27	6.692	9.250
28	6.475	9.250
29	6.690	9.250
30	6.474	9.250
31	6.473	9.250
32	6.689	9.250
33	6.473	9.250
34	6.695	9.250
35	6.474	9.250
36	6.469	9.250
37	7.157	9.250
38	6.463	9.250
39	6.677	9.250
40	6.460	9.250
41	6.674	9.250
42	6.458	9.250
43	6.457	9.250
44	6.671	9.500
45	6.454	9.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.663	9.500
47	6.447	9.500
48	6.446	9.500
49	6.889	9.500
50	6.444	9.500
51	6.657	9.500
52	6.441	9.500
53	6.655	9.500
54	6.439	9.500
55	6.438	9.500
56	6.651	10.000
57	6.435	10.000
58	6.649	10.000
59	6.433	10.000
60	6.432	10.000
61	7.120	10.037
62	6.429	10.000
63	6.643	10.000
64	6.427	10.000
65	6.640	10.000
66	6.425	10.000
67	6.424	10.000
68	6.637	10.500
69	6.421	10.500
70	6.634	10.500
71	6.419	10.500
72	6.418	10.500
73	7.104	10.500
74	6.416	10.500
75	6.628	10.500
76	6.414	10.500
77	6.626	10.500
78	6.411	10.500
79	6.41	10.500
80	6.623	10.500
81	6.408	10.500
82	6.621	10.500

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.175%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



EXCESS SPREAD [1,2]

Period	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	5.29961	5.29961	46	5.02708	3.13674
2	5.14992	5.13155	47	4.97525	2.90788
3	5.19769	5.15919	48	4.97662	2.84527
4	5.14614	5.07984	49	5.08380	3.12417
5	5.19337	5.09765	50	4.97958	2.72575
6	5.14099	5.00030	51	5.03397	2.86529
7	5.13784	4.94215	52	4.98286	2.74345
8	5.18411	4.92678	53	5.03732	2.86770
9	5.13020	4.77577	54	4.98646	2.64249
10	5.17154	4.73113	55	4.98839	2.59634
11	5.11675	4.54886	56	5.04297	2.73190
12	5.11205	4.42025	57	4.99251	2.53048
13	5.25850	4.51632	58	5.04718	2.74314
14	5.10224	4.14679	59	4.99700	2.53092
15	5.14786	4.09184	60	4.99939	2.50384
16	5.09203	3.86725	61	5.15886	3.02594
17	5.13767	3.82717	62	5.00448	2.45757
18	5.08140	3.60209	63	5.05940	2.62440
19	5.07586	3.47551	64	5.00999	2.45230
20	5.12167	3.46087	65	5.06502	2.61308
21	5.06531	3.39944	66	5.01595	2.40989
22	5.10330	3.43694	67	5.01910	2.38943
23	5.04199	3.19254	68	5.07429	2.54902
24	5.03222	3.06918	69	5.02577	2.35169
25	5.17952	3.35808	70	5.08089	2.53779
26	5.01502	2.94737	71	5.03188	2.33521
27	5.05999	3.11167	72	5.03476	2.31391
28	4.99940	2.97888	73	5.19191	2.84431
29	5.04437	3.05456	74	5.04085	2.27016
30	4.98298	2.83605	75	5.09518	2.43501
31	4.97447	2.71254	76	5.04741	2.26134
32	5.01955	2.72859	77	5.10170	2.42246
33	4.95608	2.51536	78	5.05447	2.21817
34	4.99817	3.19747	79	5.05819	2.19649
35	4.91868	2.92842	80	5.11240	2.35918
36	4.89301	2.82102	81	5.06604	2.15952
37	5.03654	3.19303	82	5.12018	2.35337
38	4.90910	2.69781			
39	4.98744	2.85703			
40	4.94611	3.17463			
41	5.00921	3.28142			
42	4.96176	3.06650			
43	4.96775	3.00432			
44	5.02630	3.10475			
45	4.97866	2.90877			

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balances as of thebeginning period, such amount multiplied by 12.



BREAKEVEN LOSSES

				35% Severity		40% Severity	
Class	Moody's	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M1	Aa1	AA+	AA+	28.14	18.63%	23.3	18.93%
M2	Aa2	AA+	AA	22.48	16.19%	18.84	16.44%
M3	Aa3	AA+	AA-	19.27	14.61%	16.26	14.82%
M4	A1	AA	A+	16.71	13.23%	14.18	13.41%
M5	A2	AA	A+	14.32	11.82%	12.23	11.99%
M6	A3	A+	A	12.09	10.40%	10.37	10.54%
M7	Baa1	A	A-	10.33	9.19%	8.9	9.31%
M8	Baa2	BBB+	BBB	8.63	7.94%	7.45	8.03%
M9	Baa3	BBB	BBB-	6.91	6.59%	5.99	6.66%
1B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%
2B	Ba1	BB+	BB+	5.58	5.47%	4.86	5.54%

Assumptions

Assumptions
Collateral at Pricing Speed
Defaults on Top of Prepayment
Run to Maturity
Failing Triggers
12 Month to Recovery
100% Servicer Advance
Forward LIBOR